2024

ANNUAL REPORT

Community Trust® Bancorp, Inc.

YOUR COMPANY

2024: Strong Earnings and Strong Growth

Your Company continues to operate with a model of traditional community banking which has been the foundation of our customer service for more than 121 years and has driven our strong history of earnings. Our community banking business model, organizational structure, and conservative operating philosophy give us the tools to successfully navigate in a difficult economic environment.

Economic conditions became more favorable in 2024 than in previous years as economic growth accelerated and inflation stabilized. However, increasingly fierce competition for deposits has made for a challenging situation in the financial sector.

In 2024, our organic growth continued as we opened a new branch office in the northern area of the state, our fastest growing region, and one in south central Kentucky. We remain large enough to meet all of our customers' product and service needs, yet our business operating model is locally focused and allows us to deliver our products and services with a personal, one-on-one level of customer service.

The directors and management of Community Trust Bancorp, Inc. remain committed to meeting the challenges that the economy presents while remaining focused on our core community banking business model and increasing shareholder value. This commitment has driven our strong history of earnings.

"We are committed to increasing shareholder value by operating our community banking model with the core values of fairness, respect, and integrity."

– Mission Statement



Net Income *(in thousands)*

Year	Net Income
2024	$82,813
2023	$78,004
2022	$81,814
2021	$87,939
2020	$59,504

TO OUR **SHAREHOLDERS**



Mark A. Gooch
Chairman, President, and CEO

Dear Shareholders

We are very pleased to report strong earnings and strong growth for your Company during 2024. Our net income of $82.8 million represented $4.61 basic earnings per share, a return on average assets of 1.41%, and a return on average equity of 11.31%. Our efficiency ratio declined to 52.57%, much better than our peers, and shows our continued commitment to managing expenses. We had strong loan growth of $435.7 million, or 10.8%, while maintaining solid asset quality with nonperforming assets of 0.49% of total assets and net charge-offs of 0.13% of total loans. Deposits, including repurchase agreements, grew $360.5 million, or 7.3%, and allowed us to continue to fund our loan growth without wholesale funding. Competition continues to be fierce for both loan and deposit customers, and our net interest margin of 3.36% achieved for the year 2024 allows us to remain competitive.

We paid dividends in the amount of $1.86 per share during 2024, representing a yield of 3.55% at year-end 2024. Your Board of Directors increased the quarterly dividend payout to our shareholders by 2.2%, beginning with the October 1, 2024 payment, making this our 44th consecutive year of increases. Our Board, management team, and employees are pleased that our performance has enabled us to continue these increases. Shareholders' equity of $757.6 million at year-end 2024 shows an increase of $55.4 million since December 2023, or 7.9%, and remains very strong.

During 2024, we opened new branches in Florence, Kentucky and Elizabethtown, Kentucky and are very excited to provide our services in these growing markets. We will continue to grow organically, while considering potential strategic branching and acquisition opportunities for your Company.

We are very proud to continue operating as a large community bank and trust entity throughout Kentucky, West Virginia, and Tennessee. We believe our banking model provides an edge in a very competitive environment and our nearly 950 employees deliver stellar banking, trust, and brokerage services to all our communities.

We appreciate your confidence as shareholders, and we encourage you to continue doing business with your Company. Please refer your friends, neighbors, family, and business associates to do business with our bank and trust entity. We are confident we can meet all their financial needs!

Please join me in congratulating Charles J. Baird on his retirement from our Board of Directors after more than 36 years of service and leadership for our organization. We also congratulate EVP James B. Draughn on his retirement from our Executive Committee and SVP Gary Young on his retirement as our Senior Lender. We wish the very best for each of them and their families. We are thankful for the many contributions that each made to our Company.

On a more solemn note, our community lost two gentlemen who are icons, not just in East Kentucky, but throughout our entire state. Coach Phillip Haywood was revered as a leader, a motivator, and the winningest coach in high school football across Kentucky. He touched the lives of many young men during his career and his legacy will be one of faith, football, and his family. Mr. Burlin Coleman, former Chairman, President, and CEO of Community Trust Bancorp, was respected throughout the state as an innovator and leader in banking. He was a man of few words, but when he spoke, all bankers listened! He was a mentor to many throughout our Company, and I am thankful I was able to learn from him over the years, as are many of my coworkers. Both men represent what is great about East Kentucky, and we will cherish and remember their accomplishments.

We look forward to you joining us at our Annual Shareholders' Meeting at our Corporate Headquarters, 346 North Mayo Trail, Pikeville, Kentucky, at 10:00 a.m. on April 22, 2025.

Mark A. Gooch
Chairman, President, and CEO

Corporate Address

Community Trust Bancorp, Inc.
346 North Mayo Trail
P.O. Box 2947
Pikeville, KY 41502-2947
606.432.1414
www.ctbi.com

Notice of Annual Meeting

The Annual Meeting of Shareholders will be held at 10:00 a.m. EDT on Tuesday, April 22, 2025 at:

Community Trust Bancorp, Inc.
346 North Mayo Trail
Pikeville, Kentucky

Transfer Agent

Inquiries relating to shareholder records, stock transfers, changes of ownership, changes of address, and dividend payments should be sent to the transfer agent at:

Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717-0718
866.232.3034
720.358.3637 (International)
shareholder@broadridge.com

Inquiries may also be directed to Community Trust Bancorp, Inc.'s Stock Transfer Agent at:

Community Trust Bank, Inc.
P.O. Box 2947
Pikeville, KY 41502-2947
606.437.3279
800.422.1090, ext. 3279 (Toll Free)
investor.relations@ctbi.com

Dividend Reinvestment

Community Trust Bancorp, Inc. offers its shareholders an automatic dividend reinvestment program. The program enables shareholders to reinvest their dividends in shares at the prevailing market price. For more information, contact us at:

Community Trust Bancorp, Inc.
c/o Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717-0718
866.232.3034
shareholder@broadridge.com

Form 10-K

CTBI's annual report on Form 10-K filed with the Securities and Exchange Commission is available without charge on our website at www.ctbi.com or by writing:

Community Trust Bancorp, Inc.
Mark A. Gooch
Chairman, President, & CEO
P.O. Box 2947
Pikeville, KY 41502-2947

Current Analyst Coverage

Janney Montgomery Scott, LLC
Piper Sandler Companies
Raymond James and Associates, Inc.

FINANCIAL HIGHLIGHTS



For the Year

(in thousands except per share amounts)	2024	2023	Percentage Change
Net income	$ 82,813	$ 78,004	6.2 %
Basic earnings per share	4.61	4.36	5.7
Diluted earnings per share	4.61	4.36	5.7
Cash dividends per share	1.86	1.80	3.3
Average shares outstanding	17,950	17,887	0.4 %

At Year End

(in thousands except per share amounts and employees)	2024	2023	Percentage Change
Total assets	$6,193,245	$5,769,696	7.3 %
Earning assets	5,854,859	5,442,203	7.6
Deposits, incl. repurchase agreements	5,310,355	4,949,867	7.3
Loans	4,486,637	4,050,906	10.8
Allowance for credit losses	54,968	49,543	11.0
Shareholders' equity	757,584	702,208	7.9
Book value per share	41.95	39.01	7.5
Market price per common share	53.03	43.86	20.9
Common shares outstanding	18,058	18,000	0.3 %
Full time equivalent employees	934	967	(3.4)

Significant Ratios

	2024	2023	Percentage Change
For the year			
Return on average assets	1.41 %	1.40 %	0.7 %
Return on average common equity	11.31	11.75	(3.7)
Net interest margin	3.36	3.32	1.2
Net charge-offs to average loans	0.13	0.08	62.5
Efficiency ratio	52.57	54.29	(3.2)
At year end			
Capital ratios:			
Equity to assets	12.23 %	12.17 %	0.5 %
CBLR	13.76	13.69	0.5
Allowance to net loans	1.23	1.22	0.8
Allowance to nonperforming loans	205.98	354.71	(41.9)



Earnings Per Share



2024	$4.61
2023	$4.36
2022	$4.59
2021	$4.94
2020	$3.35

Dividends Per Share



2024	$1.86
2023	$1.80
2022	$1.68
2021	$1.57
2020	$1.53

Noninterest Income *(in thousands)*



2024	$62,565
2023	$57,659
2022	$57,916
2021	$60,463
2020	$54,560

Efficiency Ratio



Year	Ratio
2024	52.57%
2023	54.29%
2022	53.12%
2021	53.11%
2020	58.30%



Consolidated Statements of Income — Year Ended December 31

(in thousands except per share data)	2024	2023	Percentage Change
Interest income	$ 313,443	$ 268,650	16.7 %
Interest expense	127,448	95,540	33.4
Net interest income	185,995	173,110	7.4
Provision for credit losses	10,951	6,811	60.8
Noninterest income	62,565	57,659	8.5
Noninterest expense	130,923	125,390	4.4
Income before income taxes	106,686	98,568	8.2
Income tax expense	23,873	20,564	16.1
Net Income	$ **82,813**	$ **78,004**	6.2
Cash dividends per share	$ 1.86	$ 1.80	3.3 %
Book value per share	41.95	39.01	7.5
Average shares outstanding	17,950	17,887	0.4 %

Consolidated Balance Sheets — At December 31

(in thousands)	2024	2023	Percentage Change
Assets			
Cash and deposits in other banks	$ 369,750	$ 271,645	36.1 %
Securities	1,059,509	1,166,882	(9.2)
Loans, net of allowance	4,431,669	4,001,363	10.8
Other assets	332,317	329,806	0.8
Total Assets	**$6,193,245**	**$5,769,696**	7.3
Liabilities and Shareholders' Equity			
Deposits	$5,070,189	$4,724,622	7.3 %
Repurchase agreements	240,166	225,245	6.6
Federal funds purchased	500	500	0.0
Advances from Federal Home Loan Bank	314	334	(6.0)
Long-term debt	64,016	64,241	(0.4)
Other liabilities	60,476	52,546	15.1
Total Liabilities	**5,435,661**	**5,067,488**	7.3
Shareholders' Equity	**757,584**	**702,208**	7.9
Total Liabilities and Shareholders' Equity	**$6,193,245**	**$5,769,696**	7.3



Total Assets *(in thousands)*



2024	$6,193,245
2023	$5,769,696
2022	$5,380,316
2021	$5,418,257
2020	$5,139,141

Shareholders' Equity *(in thousands)*



2024	$757,584
2023	$702,208
2022	$628,047
2021	$698,202
2020	$654,865

Total Loans *(in thousands)*



2024	$4,486,637
2023	$4,050,906
2022	$3,709,290
2021	$3,408,813
2020	$3,554,211

Nonperforming Assets to Total Assets



Year	Value
2024	0.49%
2023	0.27%
2022	0.35%
2021	0.37%
2020	0.67%

SHAREHOLDERS

Your Company is focused on creating shareholder value by being a core value long-term investment. As a performance-driven team, our directors, officers, and staff focus on providing a stable and competitive return for our investors. Our history of sharing our success with our shareholders continued during 2024, as we increased the cash dividend to our shareholders for the 44th consecutive year.

CTBI must maintain certain minimum capital ratios for capital adequacy purposes. In 2020, CTBI elected to opt-in to the new community bank leverage ratio (CBLR) framework, which simplifies the regulatory capital requirements for eligible bank holding companies. For 2024, CTBI was required to maintain a minimum CBLR ratio of 9.00%. At December 31, 2024, our CBLR ratio was 13.76%. Our tangible common equity/tangible assets ratio on December 31, 2024 remained strong at 11.29%.

Our annualized dividend yield to shareholders as of December 31, 2024 was 3.55%, and the five-year compound growth rate of cash dividends per share was 4.7%. The five-year compound growth rate of earnings per share was 4.8% at December 31, 2024, as Community Trust achieved earnings of $82.8 million, compared to 2023 earnings of $78.0 million.

Shareholders' equity at $757.6 million at December 31, 2024 increased $55.4 million, or 7.9%, from December 31, 2023. Our stock experienced a 20.9% increase in market price from December 31, 2023 to December 31, 2024.

Our stock is traded on the prestigious NASDAQ Global Select Market (a founding stock selection) and is also one of 50 founding stocks of the NASDAQ's Dividend Achievers Index. An investment in CTBI stock on December 31, 2019 would have provided an annualized total return of 5.68% as of December 31, 2024.

Our employees are committed to the mission of your Company by also making it their company, as is evidenced by their ownership of the Company's stock. Through their 401(k) and ESOP plans, our employees collectively own 1.1 million shares, or 5.9%, of Community Trust Bancorp, Inc. stock, making them our largest shareholder.



Book Value Per Share



Year	Book Value Per Share
2024	$41.95
2023	$39.01
2022	$35.05
2021	$39.13
2020	$36.77

We are proud to have served our customers for more than 121 years, and we want to thank each and every one of them for allowing Community Trust Bancorp, Inc. to be their financial services provider! In 2024, Community Trust served more than 295,000 customers.

In 2024, Community Trust Bank, Inc. was honored to receive the "Gold Lender Award" from the United States Small Business Administration (SBA) as Kentucky's volume SBA 7a Community Bank lender for the 16th consecutive year. Community Trust participates in several programs through the Federal Home Loan Bank (FHLB) of Cincinnati, Ohio to fund affordable housing projects in partnership with organizations like Habitat for Humanity and HOMES, Inc. of Letcher County, Kentucky. We also made grant funds available directly to low and moderate income families through the FHLB's "Welcome Home" program.

Outstanding customer service is our goal, and we are committed to bringing new and innovative technological advances to our customers. Our "Mortgage Center" offers our customers convenient mortgage tools to help guide them through the process of choosing and obtaining a loan using our online application. Users may apply for a loan, use the checklist to find out what information they will need when applying, use the "mortgage glossary" to lookup terms, and have access to calculators to determine their estimated payments. The "Meridian Link Portal" on our website allows customers to apply for consumer and vehicle loans online.

In 2023, we introduced Zelle® – a fast, safe, and easy way for our customers to send money to friends, family, and other people they trust, wherever they bank, through our Community Trust Bank mobile app. We also introduced Mobile Wallet which contains our debit card alerts, card controls, and Apple Wallet. Adoption and use of these products by our customers continued to increase in 2024.

Our Advantage Checking and Advantage Checking Plus Interest deposit products, introduced in 2022, have features that include an identity theft monitoring and resolution service, $10,000 in accidental death and dismemberment insurance, cellular telephone insurance, roadside assistance, travel and leisure discounts, and shopping rewards. These products are designed to give our customers more savings, convenience, and security in a checking account. In 2024, we introduced the Small Business Advantage Checking product, with no monthly service fee, to better serve businesses in our communities.

Aside from our vast array of digital and electronic services, we continue to expand our footprint of brick and mortar branches. On January 29, 2024, we opened a new, full-service branch office in Florence, Kentucky to better serve our customers in Boone County and Northern Kentucky. On June 17, 2024, we opened a new, full-service branch office in Elizabethtown, Kentucky to better serve our customers in Hardin County and South Central Kentucky.

Our deposit related products and services include certificates of deposits, savings accounts, online banking and bill payment, mobile banking, business and consumer mobile remote deposit capture, and commercial cash management services. In 2024, Community Trust offered customers a 7-month term certificate of deposit special with a competitive interest rate. We also continued our long tradition of offering our HOOPS CD special, a personal certificate of deposit with the rate tied to the success of the University of Kentucky men's basketball team. In March 2025, we offered another certificate of deposit special with a 7-month term.

Our customers have convenient access to their accounts through our network of 87 ATMs. The total number of ATMs to which our customers have free access is more than 100. Please visit our website at https://www.ctbi.com for a complete listing of our ATM locations.

Our trust and wealth management professionals are dedicated to helping individuals and businesses identify the right products and services to meet their unique needs. We offer customers a full line of wealth and trust management, estate planning, and retirement planning services, in addition to full service brokerage and life insurance products.

Since 1903, we have worked hard to meet the financial product and service needs of our customers - individuals, businesses, and organizations - by helping them achieve their financial goals. We are pleased to serve our customers with our extensive, convenient electronic banking services, as well as through our 81 banking offices and five trust offices in Kentucky, West Virginia, and Tennessee.

"Outstanding customer service is our goal."



Our employees are Community Trust's most valuable asset.

The success of our employees means success for Community Trust. We recognize the long-term value of a highly skilled, dedicated workforce, with an average tenure of over 10 years, and we are committed to providing our employees with opportunities for personal and professional growth, whether it is by providing reimbursement of educational expenses, encouraging attendance at seminars and in-house training programs, or sponsoring memberships in local civic organizations. Our employees recognize the long-term benefit of working with our organization as evidenced by the 21% of our employees who have more than 20 years of service.

Our employees participated in numerous coaching, training, and education programs throughout the year. Community Trust makes online training available to employees, and as a result, 1,100 employees completed 171 different compliance and technical skill training courses through our Regulatory University system during 2024. Some employees worked on their skill development through post-secondary education courses, which were funded through our Educational Assistance Program. Community Trust offers its employees competitive compensation and a robust suite of vacation, sick, and personal paid time off based on years of service.

We also offer additional highly competitive benefits, including health insurance, life insurance, retirement benefits, education reimbursement programs, and incentive plans. Community Trust is proud to have paid $79.4 million in support of these programs in 2024.

We actively support our employees with a wellness program. Participating employees experience improvements in preventing cardiovascular disease, cancer, and diabetes. Many employees also experience decreases in elevated medical risk factors, including alcohol consumption, tobacco usage, physical inactivity, high stress, high cholesterol, and high blood pressure.

We recognize the hard work and dedication of our employees. Participants can earn cash bonuses and win awards for top achievement. In March 2025, we held our 26th annual "Pinnacle of Success" awards dinner and recognized 74 employees and 14 teams for their outstanding performance in business development and service during the prior year. We have included the names of those employees, as well as the departments, offices, markets, and regions recognized, following the "Branch Locations" listing on page 16.

Our continuing support of our communities, both financially and through the volunteer service of our employees, has helped build great places to live for both our customers and our fellow employees. During 2024, we donated nearly $1.2 million to community organizations involved in a wide variety of civic activities, including economic development, affordable housing, job creation, education, cultural enrichment, medical research, and healthcare.

We have helped our friends and neighbors fulfill their financial dreams for more than 121 years. In doing so, we have helped to build better communities. The progress and improvements upon which we focus are in the areas of jobs and the economy, education and healthcare, and overall quality of life.

Our employees contributed over 1,000 community service hours to organizations having a community development purpose per Community Reinvestment Act guidelines. Community Trust Bank's community development lending totaled over $38 million for the year 2024. CTBI also made contributions totaling over $450 thousand to aid low and moderate income families and communities, encourage economic development, and provide relief to those impacted by natural disasters throughout our footprint and beyond. The Community Trust Bank Charitable Foundation has also been assisting those affected by the February 2025 flooding in Eastern Kentucky by donating funds for relief efforts to both individuals and local organizations.

Community Trust employees provide leadership, monetary support, and countless volunteer hours to many exceptional local community organizations in all of the communities we serve. Our employees are active in a wide variety of community organizations, including volunteering thousands of hours each year.

Community Trust actively participates in a vast and wide variety of organizations, including providing leadership by participating in their boards of directors and attending meetings, conferences, and workshops. In 2024, Community Trust continued to actively support SOAR (Shaping Our Appalachian Region), One East Kentucky, Ashland Alliance, and numerous local chambers of commerce to expand job opportunities; enhance the economy of the region; encourage innovation, entrepreneurship, geographic cooperation, and a diversified workforce; improve the quality of life of our citizens; and support all those working to achieve these goals.

Community Trust continues to help our communities in hometowns across Kentucky, West Virginia, and Tennessee grow and prosper.

"...we donated nearly $1.2 million to community organizations involved in a wide variety of civic activities..."



CTBI Community Financial Support

2024	$1,182,000
2023	$1,224,000
2022	$1,544,000
2021	$1,150,000
2020	$964,000



MARK A. GOOCH
Chairman, President
and CEO
Community Trust Bancorp, Inc.
Chairman and CEO
Community Trust Bank, Inc.
Chairman
Community Trust and
Investment Company



RICHARD W. NEWSOM
Executive Vice President
Community Trust Bancorp, Inc.
Director and President
Community Trust Bank, Inc.



ANDY WATERS
Executive Vice President
Community Trust Bancorp, Inc.
Director, President and CEO
Community Trust and Investment
Company



BILLIE J. DOLLINS
Executive Vice President
Community Trust Bancorp, Inc.
Executive Vice President/
Central Kentucky Region President
Community Trust Bank, Inc.



C. WAYNE HANCOCK II
Executive Vice President
and Secretary
Community Trust Bancorp, Inc.
Executive Vice President/
Chief Legal Officer
Community Trust Bank, Inc.



* STEVEN E. JAMESON
Executive Vice President
Community Trust Bancorp, Inc.
Executive Vice President/Chief
Internal Audit & Risk Officer
Community Trust Bank, Inc.



ANDREW JONES
Executive Vice President
Community Trust Bancorp, Inc.
Executive Vice President/
Northeastern Region President
Community Trust Bank, Inc.



THOMAS McCOY
Executive Vice President
Community Trust Bancorp, Inc.
Executive Vice
President/Operations
Community Trust Bank, Inc.



MARK SMITH
Executive Vice President
Community Trust Bancorp, Inc.
Executive Vice President/
Chief Credit Officer
Community Trust Bank, Inc.



RICKY D. SPARKMAN
Executive Vice President
Community Trust Bancorp, Inc.
Executive Vice President/South
Central Region President
Community Trust Bank, Inc.

In Appreciation
of Dedicated Service



JAMES B. DRAUGHN
Retired Executive Vice President/Operations



KEVIN J. STUMBO
Executive Vice President, CFO
and Treasurer
Community Trust Bancorp, Inc.
Executive Vice President/CFO
Community Trust Bank, Inc.
Vice President
Community Trust and
Investment Company



DAVID I. TACKETT
Executive Vice President
Community Trust Bancorp, Inc.
Executive Vice President/
Eastern Region President
Community Trust Bank, Inc.

* Non-voting Member



* ** *** MARK A. GOOCH
Chairman, President and CEO
Community Trust Bancorp, Inc.
Chairman and CEO
Community Trust Bank, Inc.
Chairman
Community Trust and Investment Company



** RICHARD W. NEWSOM
Executive Vice President
Community Trust Bancorp, Inc.
Director and President
Community Trust Bank, Inc.



*** ANDY WATERS
Executive Vice President
Community Trust Bancorp, Inc.
Director, President and CEO
Community Trust and Investment Company



* ** *** FRANKLIN H. FARRIS, JR.
Owner
Farris Advisory Services, LLC
Louisville, Kentucky



*** E.B. LOWMAN II
Chairman and CEO
Cardinal Management Ltd.
Ashland, Kentucky



* *** EUGENIA CRITTENDEN "CRIT" LUALLEN
Vice Chairman and Lead Independent Director
Former Lt. Governor
Commonwealth of Kentucky
Frankfort, Kentucky



* ** INA MICHELLE MATTHEWS
President
Childers Oil/Double Kwik
Whitesburg, Kentucky



* ** *** JAMES E. MCGHEE II
President
Three JC Investments, LLC
Pikeville, Kentucky



* FRANKY MINNIFIELD
President
Minnifield Enterprize, Inc.
Lexington, Kentucky



* *** JEFFERSON F. SANDLIN
General Manager and Chief Operating Officer
Perry Distributor's Inc.
Hazard, Kentucky



* *** ANTHONY W. ST. CHARLES
President and CEO
The St. Charles Group, LLC
Cincinnati, Ohio



* ** CHAD C. STREET
DMD, MD
Owner and President
East Kentucky Oral & Maxillofacial Surgery
Pikeville, Kentucky



* LILLIAN (KAY) WEBB
Director
Center for Career, Vocation, and Leadership
University of Pikeville
Pikeville, Kentucky.

In Appreciation of Dedicated Service



CHARLES J. BAIRD
Retired Board Member

Boards of Directors

* Community Trust Bancorp, Inc.
** Community Trust Bank, Inc.
*** Community Trust and Investment Company

ADVISORY BOARD MEMBERS

Central Region

Billie J. Dollins
Regional President

Lexington

Billie J. Dollins
Regional President

James C. Baughman, Jr.
Robert A. Branham
C. Glen Combs
Anne Gay Donworth
Jenny Dulworth-Albert
James E. Keeton III
Robert D. Kelly
James H. Schrader
Daryl Smith
Andrew Jarvis

Danville/Harrodsburg

Jesse Johnson
Market President

Bob Allen
Scott Burks
Bob Davis
David Maynard
Myrna Miller
Aaron Rowland
Larry Scott, M.D.
Nicholas Spoonmore
Walter "Skip" Stocker

Mt. Sterling

James Clark
Market President

Byron Amburgey
Marcus Shane Back
Jefferson Brother
Brigitte Danielle King, M.D.
Angela Patrick
Dale Sorrell
James R. Staton
Gail Wright

Richmond

Tim Houck
Market President

Jeannette Crockett
Alison Emmons
David Fernandez
James H. Howard
Elizabeth McCarty
Randall Stone

Versailles

Jeffrey Koonce
Market President

Robert Cleveland
John Cook
Jack Givens
Phil Huddleston
Alice Kiviniemi
William Klier
Rodney Mitchell
Mark Wainwright, M.D.
Bob Watson

Winchester

David Wills
Market President

Thomas R. Goebel
Carl E. Jennings
Robert M. Powe, Jr.
David W. Underhill
Gardner D. Wagers

Eastern Region

David I. Tackett
Regional President

Pikeville*

William Brett Keene
Market President

Floyd/Knott/Johnson*

John "JR" Caldwell
Market President

Hazard

Charlene Miller
Market President

William Bettinazzi
Frances Feltner
William F. Fields
Meriwether W. Hall
+ Charles Housley
Tim Short
Alan Dale Williams

Tug Valley

William Brett Keene
Market President

++ Duanne Thompson

James E. Caines
Harold Davis
Timothy A. Hatfield
+++ Philip A. Haywood
John Mark Hubbard
Joshua Leonard, D.M.D.
Paul E. Pinson

Whitesburg

Daryl Slone
Market President

L.M. Mike Caudill
Reed Caudill
Gwendolyn Christon
Sandra Hogg
Sam W. Quillen, Jr., D.M.D.

Northeastern Region

Andrew Jones
Regional President

Ashland

Andrew Jones
Regional President

E. B. Lowman II
E. B. Lowman III
John McMeans
Ann Perkins
James C. Williams

Advantage Valley

Allen Burner
Market President

Carl Midkiff
Christopher J. Plybon

Flemingsburg

Emery O. Clark III
Market President

Michael A. Boyd, M.D.
Steve Humphries
Duane Lowe
T. Scott Perkins, D.M.D.
Regina Rose
Frank Vice, D.V.M.

Summersville

Allen Burner
Market President

Paul Buechler
David Michael Hughes
Marshall Robinson

South Central Region

Ricky Sparkman
Regional President

Campbellsville

Ricky Sparkman
Regional President

++++ Barry Bertram
Eddie Hazelwood
Gaylon Neat
Barry Pennington
Jerry Russell
John Waldrop

LaFollette

Rhonda Longmire
Market President

James C. Farris, M.D.
Marvin Minton
Peggy Payne
Thomas Robards
Robert L. Woodson III

Middlesboro

Rebecca Hensley
Market President

Roger Ball
Marcum Brogan
Meredith J. Evans, M.D.
Dudley Hilton
Keith A. Nagle

Mt. Vernon

Betty Frederick
Market President

Martha Cox
Gary W. Mink
Tommy H. Mink

Williamsburg

Jamie Harrison
Market President

Ray F. Bryant
Joseph E. Early, Sr.
Karen Hyde
Dallas B. Steely
Mark S. Stephens



* These markets are served by the Community Trust Bank, Inc. Board of Directors.

\+ Deceased 10/12/2024
++ Deceased 6/9/2024
+++ Deceased 1/22/2025
++++ Deceased 1/2/2025

Central Region

Danville
* Danville Main	462 W. Main St.	859-239-9200
Danville Manor	1560 Hustonville Rd.	859-239-9460
Harrodsburg	570 Chestnut St.	859-734-4354

Florence
Florence Main	8660 Haines Drive	859-384-0631

Lexington
* Vine Street	100 E. Vine St.	859-389-5350
Beaumont	901 Beaumont Centre Pkwy.	859-223-1111
Hamburg	2417 Sir Barton Way	859-264-1938
Leestown	109 Louie Place	859-258-2659
Pasadena	185 Pasadena Dr.	859-313-5425
Richmond Road	3090 Richmond Rd.	859-269-0164

Mt. Sterling
Mt. Sterling Main	110 N. Maysville St.	859-497-6900
Mt. Sterling North	196 Evans Dr.	859-497-6970

Richmond
Eastern Bypass	860 Eastern Bypass	859-624-4622
Richmond Main	128 W. Main St.	859-623-2747
Berea North	525 Walnut Meadow Rd.	859-985-0561

Versailles
Versailles Main	470 Lexington Rd.	859-879-5400
Frankfort East	427 Versailles Rd.	502-848-0913
Frankfort West	1205 S. Hwy. 127	502-696-0720
Georgetown Main	315 Pleasant View Dr.	502-863-0433
Georgetown Walmart	112 Osborne Way	502-863-4693

Winchester
Winchester Main	120 S. Main St.	859-745-7200
Winchester Plaza	125 Winchester Plaza	859-745-7220

Eastern Region

Floyd/Knott/Johnson
Allen	6424 KY Rt. 1428	606-874-0408
Floyd County	161 S. Lake Dr.	606-886-2382
Paintsville Walmart	470 N. Mayo Trl.	606-788-9934
Knott County	107 W. Main St.	606-785-5095

Hazard
Airport Gardens	1665 Combs Rd.	606-487-2160
Black Gold	100 Citizens Ln.	606-436-2157
Hazard Village	101 Village Ln.	606-487-2152

Tug Valley
Williamson	101 E. 2nd Ave.	304-235-5454
Tug Valley	28160 US Hwy. 119	606-237-6051

Pikeville
Elkhorn City	211 W. Russell St.	606-754-5589
Marrowbone	10579 Regina Belcher Hwy.	606-754-4462
Mouthcard	32 N. Levisa Rd.	606-835-4907
Phelps	38720 State Hwy. 194 E.	606-456-8701
* Pikeville Main	346 N. Mayo Trl.	606-432-1414
Pikeville Main Street	137 Main St.	606-437-3326
Pikeville Walmart	254 Cassidy Blvd.	606-437-0048
Town Mountain	105 Northgate Dr.	606-437-3323
Virgie	1056 KY Hwy. 610 W.	606-639-4451
Weddington Plaza	4205 N. Mayo Trl.	606-432-4529

Whitesburg
Whitesburg Main	155 Main St.	606-633-0161
West Whitesburg	24 Pkwy. Plaza Loop	606-633-4532
Jenkins	9505 Hwy. 805	606-832-2477
Isom	56 Isom Plaza	606-633-5995
Neon	1001 Hwy. 317	606-855-4435

Northeastern Region

Advantage Valley
Alum Creek	315 Midway Rd.	304-756-3317
Hamlin	8049 Lynn Ave.	304-824-7223
Fort Gay	735 Court St.	304-648-7200
Pullman Square	952 3rd Ave.	304-697-0272

Flemingsburg
Ewing	1527 Ewing Rd.	606-267-2061
Flemingsburg Main	36 Brookhaven Dr.	606-845-3551
South Ridge	108 Clark St.	606-849-2304

Ashland
* Ashland Main	1544 Winchester Ave.	606-329-6000
South Ashland	2101 29th St.	606-329-6600
Summit	7100 US Rt. 60	606-928-9555
Westwood	721 Wheatley Rd.	606-329-6610
Russell	970 Diederich Blvd.	606-329-6680

Summersville
Summersville	507 Main St.	304-872-2711

South Central Region

Campbellsville
Campbellsville Main	1218 E. Broadway St.	270-789-5900
Campbellsville Bypass	402 Campbellsville Bypass	270-469-1472
Columbia	1005 Jamestown St.	270-384-4771
Elizabethtown	2501 Ring Road	270-765-0940
Greensburg	205 S. Main St.	270-932-7464
Lebanon	521 W. Main St.	270-692-0064
Somerset North	239 N. Hwy. 27	606-679-8826
Somerset South	3809 S. Hwy. 27	606-679-8446
Jamestown	752 N. Main St.	270-343-2556

Williamsburg
Williamsburg Main	201 N. 3rd St.	606-549-5000
Convenience Center	895 S. Hwy. 25 W.	606-539-2251
Corbin	678 US Hwy. 25 W.	606-526-8777
London South	1706 Hwy. 192 W.	606-877-2644
London North	38 Shiloh Dr.	606-864-2439

Middlesboro
Middlesboro Main	1918 Cumberland Ave.	606-248-9600
Middlesboro East	1206 E. Cumberland Ave.	606-248-9642
Pineville	11792 US Hwy. 25 E.	606-337-6122

Mt. Vernon
Mt. Vernon Main	2134 Lake Cumberland Rd.	606-256-5141
Mt. Vernon Downtown	120 Main St.	606-256-5142

LaFollette
* LaFollette Main	106 S. Tennessee Ave.	423-562-3364
Jacksboro	2603 Jacksboro Pike	423-566-7800
Clinton	2106 Charles G. Seivers Blvd.	865-457-8684

*Community Trust and Investment Company has offices in these locations.

2025 Pinnacle Award
Honorees
for 2024 Results


2024
Pinnacle
Award
Top
Sales
Producer
Community Trust
Bancorp, Inc.
2024
Pinnacle
Award
Top
Producer
Community Trust
Bancorp, Inc.
Pinnacle
Awards
Banquet
Community Trust
Bancorp, Inc.

Individual Success

Bridget M. Abell
Ashley Akers
Anthony Asher
Steve Belcher
Robert Boggs
Joanna Boon
Robert Branham
John R. Caldwell
Brian Chavis
Brian Clark
Gerrie Clark
James Clark
Delena Clevinger
Jason Collins
Ashley Conn
Kevin Cool
Robert Dickinson
Sherry Dotson
Kevin Fields
Dorothy Franklin
Betty Frederick
Matt Galbraith
Kristy Gross
Todd Hargis
Brent Harpster
Jamie T. Harrison
Timothy Houck
Stephanie Hudson
Sean Hurley
Shanna R. Hurley
Andrew Jarvis
Jesse R. Johnson
Rebecca Johnson
Tonya L. Johnson
Teresa Justice
Brett Keene
Candice Keene
Michael Joe Kenney
Tommie Layne
Sabrina Lequire
Rhonda S. Longmire
Rita Martin
Lindsay May
Terrell Medley
Leah Norvell
Nicole Oney
Jessica R. Osborne
Joyce Pelly
Miranda M. Penn
Barry Pennington
Jeannine M. Petell
Nicole Record
Tiffany Reeder
DJ Robinson
Amy Selvage
Curtis O. Sizemore
Terry Spears
Natalie Stewart
Judy Stump
Brenda Sussan
Helena Syck
Chris Tackett
Lindsey Taylor
Katelyn Thacker
Zachary Thacker
Jody L. Thompson
Nikki Warford-Parker
Robert L. Watson
Kristin M. Webb
Ashley White
Michael Willis
Brittany Winburn
Karissa Wooton
Sharon Yates

Team Success

Berea North Office
Hazard Black Gold Office
Lexington Richmond Road Office
Pikeville Main Office
Tug Valley Office
Versailles Main Office
Virgie Office
Flemingsburg Market
Lexington Market
Pikeville Market
Richmond Market
Versailles Market
Central Region
Eastern Region

building communities...
built on trust®

Financial Information

Community Trust Bancorp, Inc.
2024 Annual Report

Financial Statements and Supplementary Data

Community Trust Bancorp, Inc.
Consolidated Balance Sheets

(dollars in thousands)

December 31		2024		2023
Assets:				
Cash and due from banks	$	73,021	$	58,833
Interest bearing deposits		296,484		212,567
Cash and cash equivalents		369,505		271,400
Certificates of deposit in other banks		245		245
Debt securities available-for-sale at fair value (amortized cost of $1,186,649 and $1,301,244, respectively)		1,055,728		1,163,724
Equity securities at fair value		3,781		3,158
Loans held for sale		184		152
Loans		4,486,637		4,050,906
Allowance for credit losses		(54,968)		(49,543)
Net loans		4,431,669		4,001,363
Premises and equipment, net		49,630		45,311
Operating right-of-use assets		11,414		12,607
Finance right-of-use assets		2,971		3,096
Federal Home Loan Bank stock		5,062		4,712
Federal Reserve Bank stock		4,887		4,887
Goodwill		65,490		65,490
Bank owned life insurance		101,509		101,461
Mortgage servicing rights		7,357		7,665
Other real estate owned		3,647		1,616
Deferred tax asset		29,065		28,141
Accrued interest receivable		24,758		23,575
Other assets		26,343		31,093
Total assets	$	6,193,245	$	5,769,696
Liabilities and shareholders' equity:				
Deposits:				
Noninterest bearing	$	1,242,676	$	1,260,690
Interest bearing		3,827,513		3,463,932
Total deposits		5,070,189		4,724,622
Repurchase agreements		240,166		225,245
Federal funds purchased		500		500
Advances from Federal Home Loan Bank		314		334
Long-term debt		64,016		64,241
Operating lease liability		11,751		12,958
Finance lease liability		3,439		3,435
Accrued interest payable		8,378		7,389
Other liabilities		36,908		28,764
Total liabilities		5,435,661		5,067,488
Commitments and contingencies (notes 17 and 19)				
		-		-
Shareholders' equity:				
Preferred stock, 300,000 shares authorized and unissued		-		-
Common stock, $5.00 par value, shares authorized 25,000,000; shares outstanding 2024 – 18,057,923; 2023 – 17,999,840		90,290		89,999
Capital surplus		233,802		231,130
Retained earnings		531,861		484,400
Accumulated other comprehensive loss, net of tax		(98,369)		(103,321)
Total shareholders' equity		757,584		702,208
Total liabilities and shareholders' equity	$	6,193,245	$	5,769,696

See notes to consolidated financial statements.

Consolidated Statements of Income and Comprehensive Income (Loss)

(in thousands except per share data)

Year Ended December 31	2024	2023	2022
Interest income:			
Interest and fees on loans, including loans held for sale	$ 274,619	$ 230,844	$ 169,885
Interest and dividends on securities:			
Taxable	24,953	27,263	21,695
Tax exempt	2,553	2,678	2,998
Interest and dividends on Federal Reserve Bank and Federal Home Loan Bank stock	783	759	603
Interest on Federal Reserve Bank deposits	10,101	6,831	2,439
Other, including interest on federal funds sold	434	275	122
Total interest income	313,443	268,650	197,742
Interest expense:			
Interest on deposits	112,516	81,167	24,068
Interest on repurchase agreements and federal funds purchased	10,393	8,994	2,540
Interest on advances from Federal Home Loan Bank	16	1,004	20
Interest on long-term debt	4,523	4,375	2,012
Total interest expense	127,448	95,540	28,640
Net interest income	185,995	173,110	169,102
Provision for credit losses	10,951	6,811	4,905
Net interest income after provision for credit losses	175,044	166,299	164,197
Noninterest income:			
Deposit related fees	29,824	29,935	29,049
Gains on sales of loans, net	294	395	1,525
Trust and wealth management income	14,921	13,025	12,394
Loan related fees	4,957	3,792	6,185
Bank owned life insurance	5,236	3,517	2,708
Brokerage revenue	2,272	1,473	1,846
Securities gains (losses)	631	996	(168)
Other noninterest income	4,430	4,526	4,377
Total noninterest income	62,565	57,659	57,916
Noninterest expense:			
Officer salaries and employee benefits	16,316	15,206	15,922
Other salaries and employee benefits	63,111	58,505	56,568
Occupancy, net	9,442	8,900	8,380
Equipment	2,762	2,943	2,703
Data processing	11,172	9,726	8,910
Bank franchise tax	1,685	1,649	1,528
Legal fees	1,090	1,131	1,159
Professional fees	2,783	2,219	2,275
Advertising and marketing	3,130	3,214	3,005
FDIC insurance	2,586	2,483	1,447
Other real estate owned provision and expense	152	350	456
Repossession expense	1,089	531	546
Other noninterest expense	15,605	18,533	18,172
Total noninterest expense	130,923	125,390	121,071
Income before income taxes	106,686	98,568	101,042
Income taxes	23,873	20,564	19,228
Net income	$ 82,813	$ 78,004	$ 81,814

See notes to consolidated financial statements.

Consolidated Statements of Income and Comprehensive Income (Loss) - continued

(in thousands except per share data)

Year Ended December 31		2024		2023		2022
Other comprehensive income (loss):						
Unrealized holding gains (losses) on debt securities available-for-sale:						
Unrealized holding gains (losses) arising during the period		6,607		36,863		(168,060)
Less: Reclassification adjustments for realized gains (losses) included in net income		8		4		(81)
Tax expense (benefit)		1,647		11,028		(43,675)
Other comprehensive income (loss), net of tax		4,952		25,831		(124,304)
Comprehensive income (loss)	$	87,765	$	103,835	$	(42,490)
Basic earnings per share	$	4.61	$	4.36	$	4.59
Diluted earnings per share	$	4.61	$	4.36	$	4.58
Weighted average shares outstanding-basic		17,950		17,887		17,836
Weighted average shares outstanding-diluted		17,977		17,900		17,851

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(in thousands except per share and share amounts)	Common Shares	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Tax	Total
Balance, December 31, 2021	17,843,081	$ 89,215	$ 227,085	$ 386,750	$ (4,848)	$ 698,202
Net income				81,814		81,814
Other comprehensive income (loss)					(124,304)	(124,304)
Cash dividends declared ($1.68 per share)				(29,968)		(29,968)
Issuance of common stock	54,125	271	770			1,041
Issuance of restricted stock	50,438	252	(252)			0
Vesting of restricted stock	(29,364)	(147)	147			0
Stock-based compensation			1,262			1,262
Balance, December 31, 2022	17,918,280	89,591	229,012	438,596	(129,152)	628,047
Net income				78,004		78,004
Other comprehensive income (loss)					25,831	25,831
Cash dividends declared ($1.80 per share)				(32,200)		(32,200)
Issuance of common stock	52,857	265	864			1,129
Issuance of restricted stock	52,865	264	(264)			0
Vesting of restricted stock	(23,372)	(117)	117			0
Forfeiture of restricted stock	(790)	(4)	4			0
Stock-based compensation			1,397			1,397
Balance, December 31, 2023	17,999,840	89,999	231,130	484,400	(103,321)	702,208
Net income				82,813		82,813
Other comprehensive income (loss)					4,952	4,952
Cash dividends declared ($1.86 per share)				(33,391)		(33,391)
Issuance of common stock	68,351	342	1,428			1,770
Issuance of restricted stock	15,000	75	(75)			0
Vesting of restricted stock	(22,831)	(114)	114			0
Forfeiture of restricted stock	(2,437)	(12)	12			0
Stock-based compensation			1,193			1,193
Cumulative effect of FASB adjustment				(1,961)		(1,961)
Balance, December 31, 2024	18,057,923	$ 90,290	$ 233,802	$ 531,861	$ (98,369)	$ 757,584

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

Year Ended December 31	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 82,813	$ 78,004	$ 81,814
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,003	5,351	5,219
Deferred tax expense (benefit)	(1,732)	709	3,250
Stock-based compensation	1,354	1,576	1,366
Provision for credit losses	10,951	6,811	4,905
Write-downs of other real estate owned and other repossessed assets	105	211	285
Gains on sale of loans held for sale	(294)	(395)	(1,525)
Securities gains (losses)	(8)	(4)	81
Fair value adjustment in equity securities	(623)	(992)	87
Gains on sale of assets, net	(102)	(408)	(354)
Proceeds from sale of mortgage loans held for sale	11,555	15,203	65,974
Funding of mortgage loans held for sale	(11,293)	(14,851)	(61,926)
Amortization of securities premiums and discounts, net	2,564	2,658	5,466
Change in cash surrender value of bank owned life insurance	(3,995)	(2,361)	(1,650)
Payment of operating lease liabilities	(1,190)	(1,560)	(1,773)
Mortgage servicing rights:			
Fair value adjustments	431	965	(1,069)
New servicing assets created	(123)	(162)	(625)
Changes in:			
Accrued interest receivable	(1,183)	(3,983)	(4,177)
Other assets	1,951	(2,630)	2,507
Accrued interest payable	989	5,152	1,221
Other liabilities	7,999	(3,562)	608
Net cash provided by operating activities	105,172	85,732	99,684
Cash flows from investing activities:			
Certificates of deposit in other banks:			
Purchase of certificates of deposit	0	(245)	0
Maturity of certificates of deposit	0	245	0
Securities available-for-sale (AFS):			
Purchase of AFS securities	(55,365)	(19,478)	(179,627)
Proceeds from sales of AFS securities	14,232	21,529	11,462
Proceeds from prepayments, calls, and maturities of AFS securities	153,171	124,656	193,843
Change in loans, net	(444,061)	(344,217)	(302,466)
Purchase of premises and equipment	(8,078)	(6,322)	(6,218)
Proceeds from sale and retirement of premises and equipment	70	375	620
Purchase of Federal Home Loan Bank stock	(4,757)	(3,191)	0
Redemption of stock by Federal Home Loan Bank	4,407	5,155	1,463
Proceeds from sale of other real estate owned and repossessed assets	774	1,295	988
Additional investment in other real estate owned and repossessed assets	(13)	(47)	(73)
Additional investment in bank owned life insurance	0	(6,931)	0
Proceeds from settlement of bank owned life insurance	1,591	336	1
Redemption of bank owned life insurance	2,356	241	0
Net cash used in investing activities	(335,673)	(226,599)	(280,007)
Cash flows from financing activities:			
Change in deposits, net	345,567	298,479	81,851
Change in repurchase agreements and federal funds purchased, net	14,921	9,814	(55,657)
Advances from Federal Home Loan Bank	100,000	225,000	45,000
Payments on advances from Federal Home Loan Bank	(100,020)	(225,021)	(45,020)
Payment of finance lease liabilities	0	(33)	(24)
Proceeds from long-term debt/other borrowings	0	6,563	0
Repayment of long-term debt/other borrowings	(225)	(163)	0
Issuance of common stock	1,770	1,129	1,041
Dividends paid	(33,407)	(32,187)	(29,938)
Net cash provided by (used in) financing activities	328,606	283,581	(2,747)
Net increase (decrease) in cash and cash equivalents	98,105	142,714	(183,070)
Cash and cash equivalents at beginning of year	271,400	128,686	311,756
Cash and cash equivalents at end of year	$ 369,505	$ 271,400	$ 128,686

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows - continued

(in thousands)

Year Ended December 31		2024		2023		2022
Supplemental disclosures:						
Income taxes paid	$	20,611	$	20,728	$	16,293
Interest paid		126,459		90,388		27,419
Non-cash activities:						
Loans to facilitate the sale of other real estate owned and repossessed assets		356		1,306		1,124
Common stock dividends accrued, paid in subsequent quarter		276		291		278
Real estate and assets acquired in settlement of loans		3,160		658		2,433
Right-of-use assets obtained in exchange for new operating/finance lease liabilities		0		358		5,539

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Accounting Policies

Basis of Presentation – The consolidated financial statements include Community Trust Bancorp, Inc. ("CTBI") and our subsidiaries, including our principal subsidiary, Community Trust Bank, Inc. ("CTB"). Intercompany transactions and accounts have been eliminated in consolidation.

Nature of Operations – Substantially all assets, liabilities, revenues, and expenses are related to banking operations, including lending, investing of funds, obtaining of deposits, trust and wealth management operations, full service brokerage operations, and other financing activities. All of our business offices and the majority of our business are located in eastern, northeastern, central, and south central Kentucky, southern West Virginia, and northeastern Tennessee.

Use of Estimates – In preparing the consolidated financial statements, management must make certain estimates and assumptions. These estimates and assumptions affect the amounts reported for assets, liabilities, revenues, and expenses, as well as affecting the disclosures provided. Future results could differ from the current estimates. Such estimates include, but are not limited to, the allowance for credit losses ("ACL"), goodwill, and the valuation of financial instruments.

The accompanying financial statements have been prepared using values and information currently available to CTBI.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the ACL, and capital.

Cash and Cash Equivalents – CTBI considers all liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits in other financial institutions, and federal funds sold. Generally, federal funds are sold for one-day periods.

Certificates of Deposit in Other Banks – Certificates of deposit in other banks generally mature within 18 months and are carried at cost.

Investments – Management determines the classification of securities at purchase. We classify debt securities into held-to-maturity, trading, or available-for-sale categories. Held-to-maturity ("HTM") securities are those which we have the positive intent and ability to hold to maturity and are reported at amortized cost. In accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320, *Investments – Debt Securities*, investments in debt securities that are not classified as held-to-maturity shall be classified in one of the following categories and measured at fair value in the statement of financial position:

a. Trading securities. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) shall be classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used with the objective of generating profits on short-term differences in price.

b. Available-for-sale securities. Investments not classified as trading securities (nor as HTM securities) shall be classified as available-for-sale ("AFS") securities.

We do not have any securities that are classified as trading securities. AFS securities are reported at fair value, with unrealized gains and losses included as a separate component of shareholders' equity, net of tax. If declines in fair value are other than temporary, the carrying value of the securities is written down to fair value as a realized loss with a charge to income for the portion attributable to credit losses and a charge to other comprehensive income for the portion that is not credit related.

For AFS debt securities in an unrealized loss position, we evaluate the securities to determine whether the decline in the fair value below the amortized cost basis (impairment) is due to credit-related factors or non-credit related factors. Any impairment that is not credit-related is recognized in accumulated other comprehensive income, net of tax. Credit-related impairment is recognized as an ACL for AFS debt securities on the consolidated balance sheet, limited to the amount by which the amortized cost basis exceeds the fair value, with a corresponding adjustment to earnings. Accrued interest receivable on AFS debt securities is excluded from the estimate of credit losses. Both the ACL for AFS debt securities and the adjustment to net income may be reversed if conditions change. However, if we intend to sell an impaired AFS debt security or more likely than not will be required to sell such a security before recovering its amortized cost basis, the entire impairment amount would be recognized in earnings with a corresponding adjustment to the security's amortized cost basis. Because the security's amortized cost basis is adjusted to fair value, there is no ACL for AFS debt securities in this situation.

In evaluating AFS debt securities in unrealized loss positions for impairment and the criteria regarding its intent or requirement to sell such securities, we consider the extent to which fair value is less than amortized cost, whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuers' financial condition, among other factors. There were no credit related factors underlying unrealized losses on AFS debt securities at December 31, 2024 and 2023; therefore, no ACL for AFS securities was recorded.

Changes in the ACL for AFS debt securities are recorded as expense. Losses are charged against the ACL for AFS debt securities when management believes the uncollectability of an AFS debt security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Gains or losses on disposition of debt securities are computed by specific identification for those securities. Interest and dividend income, adjusted by amortization of purchase premium or discount, is included in earnings.

HTM securities are subject to an allowance for lifetime expected credit losses, determined by adjusting historical loss information for current conditions and reasonable and supportable forecasts. The forward-looking evaluation of lifetime expected losses will be performed on a pooled basis for debt securities that share similar risk characteristics. These allowances for expected losses must be made by the holder of the HTM debt security when the security is purchased. At December 31, 2024 and 2023, CTBI held no securities designated as HTM.

CTBI accounts for equity securities in accordance with ASC 321, *Investments – Equity Securities*. ASC 321 requires equity investments (except those accounted for under the equity method and those that result in the consolidation of the investee) to be measured at fair value, with changes in fair values recognized in net income.

Equity securities with a readily determinable fair value are required to be measured at fair value, with changes in fair value recognized in net income. Equity securities without a readily determinable fair value are carried at cost, less any impairment, if any, plus or minus changes resulting from observable price changes for identical or similar investments. As permitted by ASC 321-10-35-2, CTBI can make an irrevocable election to subsequently measure an equity security without a readily determinable fair value, and all identical or similar investments of the same issuer, including future purchases of identical or similar investments of the same issuer, at fair value. CTBI has made this election for our Visa Class B equity securities. The fair value of these securities was determined by a third party service provider using Level 3 inputs as defined in ASC 820, *Fair Value Measurement*, and changes in fair value are recognized in income.

Loans – Loans with the ability and the intent to be held until maturity and/or payoff are reported at the carrying value of unpaid principal reduced by unearned interest, an ACL, and unamortized deferred fees or costs and premiums. Income is recorded on the level yield basis. Interest accrual is discontinued when management believes, after considering economic and business conditions, collateral value, and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Any loan greater than 90 days past due must be well secured and in the process of collection to continue accruing interest. Cash payments received on nonaccrual loans generally are applied against principal, and interest income is only recorded once principal recovery is reasonably assured. Loans are not reclassified as accruing until principal and interest payments remain current for a period of time, generally six months, and future payments appear reasonably certain. Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized over the estimated life of the related loans, or commitments as a yield adjustment.

With the implementation of ASU 2022-02, enhanced disclosure requirements have been implemented for certain loan modifications when a borrower is experiencing financial difficulty. These concessions typically result from our loss mitigation activities and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance, or other actions. Modifications of terms for our loans are based on individual facts and circumstances. Loan modifications involve either an increase or reduction of the interest rate, extension of the term of the loan, or deferral of principal and/or interest payments, regardless of the period of the modification. All of the loan modifications were done due to financial stress of the borrower. In order to determine if a borrower was experiencing financial difficulty, an evaluation was performed to determine the probability that the borrower would be in payment default on any of its debt in the foreseeable future without the modification. This evaluation was performed under CTBI's internal underwriting policy.

Leases – CTBI accounts for leases under ASC 842, recording a right-of-use asset and a lease liability for all leases with terms longer than 12 months. The right-of-use asset represents the right to use the asset under lease for the lease term, and the lease liability represents the contractual obligation to make lease payments. The right-of-use asset is tested for impairment whenever events or changes in circumstances indicate the carrying value might not be recoverable. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated income statement. A lease is treated as a sale if it transfers all of the risks and rewards, as well as control of the underlying asset, to the lessee. If risks and rewards are conveyed without the transfer of control, the lease is treated as a financing. If the lessor does not convey risks and rewards or control, an operating lease results. Right-of-use assets and lease liabilities are recognized at lease commencement based on the present value of the remaining lease payments using a discount rate that represents our incremental borrowing rate, on a collateralized basis, over a similar term at the lease commencement date and may be re-measured for certain modifications or the company's exercise of options (renewal, extension, or termination) under the lease. Right-of-use assets are further adjusted for prepaid rent, lease incentives, and initial direct costs, if any. Expenses are recognized through occupancy expense.

Allowance for Credit Losses – CTBI accounts for the ACL under ASC 326. CTBI measures expected credit losses of financial assets on a collective (pool) basis using the discounted cash flow method when the financial assets share similar risk characteristics. Loans that do not share risk characteristics are evaluated on an individual basis. Regardless of an initial measurement method, once it is determined that foreclosure is probable, the ACL is measured based on the fair value of the collateral as of the measurement date. As a practical expedient, the fair value of the collateral may be used for a loan when determining the ACL for which the repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulty. The fair value shall be adjusted for selling costs when foreclosure is probable. For collateral-dependent financial assets, the credit loss expected may be zero if the fair value less costs to sell exceed the amortized cost of the loan. Loans shall not be included in both collective assessments and individual assessments.

In the event that collection of principal becomes uncertain, CTBI has policies in place to reverse accrued interest in a timely manner. Therefore, CTBI elected Accounting Standards Update ("ASU") 2019-04 which allows that accrued interest would continue to be presented separately and not part of the amortized cost of the loan. The methodology used by CTBI is developed using the current loan balance, which is then compared to amortized cost balances to analyze the impact. The difference in amortized cost basis versus consideration of loan balances impacts the ACL calculation by one basis point and is considered immaterial.

We maintain an ACL at a level that is appropriate to cover estimated credit losses on individually evaluated loans, as well as estimated credit losses inherent in the remainder of the loan and lease portfolio. Credit losses are charged and recoveries are credited to the ACL.

We utilize an internal risk grading system for commercial credits. Those credits that meet the following criteria are subject to individual evaluation: the loan has an outstanding bank share balance of $1 million or greater and meets one of the following criteria: (i) has a criticized risk rating, (ii) is in nonaccrual status, (iii) the borrower is experiencing financial difficulty with significant payment delay, or (iv) is 90 days or more past due. The borrower's cash flow, adequacy of collateral coverage, and other options available to CTBI, including legal remedies, are evaluated. We evaluate the collectability of both principal and interest when assessing the need for loss provision. Historical loss rates are analyzed and applied to other commercial loan segments not subject to individual evaluation.

Homogenous loans, such as consumer installment, residential mortgages, and home equity lines are not individually risk graded. The associated ACL for these loans is measured in pools with similar risk characteristics under ASC 326.

When any secured commercial loan is considered uncollectable, whether past due or not, a current assessment of the value of the underlying collateral is made. If the balance of the loan exceeds the fair value of the collateral, the loan is placed on nonaccrual and the loan is charged down to the value of the collateral less estimated cost to sell. For commercial loans greater than $1 million that are categorized as individually evaluated based on the criteria listed above, a specific reserve is established if a loss is determined to be possible and then charged-off once it is probable. When the foreclosed collateral has been legally assigned to CTBI, the estimated fair value of the collateral less costs to sell is then transferred to other real estate owned or other repossessed assets, and a charge-off is taken for any remaining balance. When any unsecured commercial loan is considered uncollectable the loan is charged off no later than at 90 days past due.

All closed-end consumer loans (excluding conventional 1-4 family residential loans and installment and revolving loans secured by real estate) are charged off no later than 120 days (five monthly payments) delinquent. If a loan is considered uncollectable, it is charged off earlier than 120 days delinquent. For conventional 1-4 family residential loans and installment and revolving loans secured by real estate, when a loan is 90 days past due, a current assessment of the value of the real estate is made. If the balance of the loan exceeds the fair value of the property, the loan is placed on nonaccrual. Foreclosure proceedings are normally initiated after 120 days. When the foreclosed property has been legally assigned to CTBI, the fair value less estimated costs to sell is transferred to other real estate owned and the remaining balance is taken as a charge-off.

CTBI utilizes third party software and discounted cash flow loss rate methodologies for all loan segments. Within the discount cash flow calculation, an effective yield of the instrument is calculated, net of the impacts of prepayment assumptions, and the instrument expected cash flows. The expected cash flows were modeled considering probability of default and segment-specific loss given default ("LGD") risk factors, utilizing the software's proprietary database of financial institutions' filings, evaluated first by geography and asset size and then with the utilization of standard deviations, to assure relevance to CTBI's loan segments along with CTBI's own loss history. Cash flows are then discounted at that effective yield to produce an instrument-level net present value ("NPV") of expected cash flows. An ACL is established for the difference between the instrument's NPV and amortized cost basis. Any changes in NPV between periods is recorded as provision for credit losses. The modeling of expected prepayment speeds, curtailment rates, and time to recovery are based on historical internal data and adjusted, if necessary, based on the reasonable and supportable forecast of economic conditions. Management incorporates qualitative factors to loss estimates used to derive CTBI's total ACL including delinquency trends, current economic conditions and trends, strength of supervision and administration of the loan portfolio, levels of underperforming loans, underwriting exceptions, and industry concentrations. Forecast factors include gross domestic product, light weight vehicle sales, and S&P/Case-Shiller US National Home Price Index. Management continually reevaluates the other subjective factors included in our ACL analysis.

Loans Held for Sale – Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses, if any, are recognized by charges to income. Gains and losses on loan sales are recorded in noninterest income.

Premises and Equipment – Premises and equipment are stated at cost less accumulated depreciation and amortization. Premises and equipment are evaluated for impairment on a quarterly basis.

Depreciation and amortization are computed primarily using the straight-line method. Estimated useful lives range up to 40 years for buildings, 2 to 10 years for furniture, fixtures, and equipment, and up to the lease term for leasehold improvements.

Federal Home Loan Bank and Federal Reserve Stock – CTB is a member of the Federal Home Loan Bank ("FHLB") system. Members are required to own a certain amount of stock based on the level of borrowings and other factors and may invest additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on the ultimate recovery par value. Both cash and stock dividends are reported as income.

CTB is also a member of its regional Federal Reserve Bank. Federal Reserve Bank stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on the ultimate recovery par value. Both cash and stock dividends are reported as income.

Other Real Estate Owned – When foreclosed properties are acquired, appraisals are obtained and the properties are booked at the current fair value less expected sales costs. Additionally, periodic updated appraisals are obtained on unsold foreclosed properties. When an updated appraisal reflects a fair value below the current book value, a charge is booked to current earnings to reduce the property to its new fair value less expected sales costs. Our policy for determining the frequency of periodic reviews is based upon consideration of the specific properties and the known or perceived market fluctuations in a particular market and is typically between 12 and 18 months but generally not more than 24 months. All revenues and expenses related to the carrying of other real estate owned ("OREO") are recognized through the income statement.

Goodwill and Core Deposit Intangible – We evaluate total goodwill and core deposit intangible for impairment, based upon ASC 350, *Intangibles-Goodwill and Other*, using fair value techniques including multiples of price/equity. Goodwill and core deposit intangible are evaluated for impairment on an annual basis or as other events may warrant.

The balance of goodwill, at $65.5 million, has not changed since January 1, 2015. Our core deposit intangible has been fully amortized since December 31, 2017.

Transfers of Financial Assets – Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from CTBI—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) CTBI does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Revenue Recognition – The majority of our revenue-generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as our loans, letters of credit, and investment securities, as well as revenue related to our mortgage banking activities, as these activities are subject to other principles under GAAP discussed elsewhere within our disclosures. Descriptions of our revenue-generating activities that are within the scope of ASC 606, which are presented in our income statements as components of noninterest income are as follows:

- Service charges on deposit accounts represent general service fees for monthly account maintenance and activity- or transaction-based fees and consist of transaction-based revenue, time-based revenue (service period), item-based revenue, or some other individual attribute-based revenue. Revenue is recognized when our performance obligation is completed which is generally monthly for account maintenance services or when a transaction has been completed. Payment for such performance obligations is generally received at the time the performance obligations are satisfied.

- Trust and wealth management income represents monthly or quarterly fees due from wealth management customers as consideration for managing the customers' assets. Wealth management and trust services include custody of assets, investment management, escrow services, fees for trust services, and similar fiduciary activities. Revenue is recognized when our performance obligation is completed each month or quarter, which is generally the time that payment is received.

- Brokerage revenue is either fee based and collected upon the settlement of the transaction or commission based and recognized when our performance obligation is completed each month or quarter, which is generally the time that payment is received. Other sales, such as life insurance, generate commissions from other third parties. These fees are generally collected monthly.

- Other noninterest income primarily includes items such as letter of credit fees, gains on sale of loans held for sale, and servicing fees related to mortgage and commercial loans, none of which are subject to the requirements of ASC 606.

Advertising Expense – It is CTBI's policy to expense advertising costs in the period in which they are incurred.

Income Taxes – Income tax expense is based on the taxes due on the consolidated tax return plus deferred taxes based on the expected future tax benefits and consequences of temporary differences between carrying amounts and tax bases of assets and liabilities, using enacted tax rates. Any interest and penalties incurred in connection with income taxes are recorded as a component of income tax expense in our consolidated financial statements. During the years ended December 31, 2024, 2023, and 2022, CTBI has not recognized a significant amount of interest expense or penalties in connection with income taxes.

Earnings Per Share ("EPS") – Basic EPS is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding, excluding restricted shares.

Diluted EPS adjusts the number of weighted average shares of common stock outstanding by the dilutive effect of stock options, including restricted shares, as prescribed in ASC 718, *Share-Based Payment*.

Segments – Management analyzes the operation of CTBI assuming one operating segment, community banking services. CTBI, through our operating subsidiaries, offers a wide range of consumer and commercial community banking services. These services include: (i) residential and commercial real estate loans; (ii) checking accounts; (iii) regular and term savings accounts and savings certificates; (iv) full service securities brokerage services; (v) consumer loans; (vi) debit cards; (vii) annuity and life insurance products; (viii) Individual Retirement Accounts and Keogh plans; (ix) commercial loans; (x) trust and wealth management services; (xi) commercial demand deposit accounts; and (xii) repurchase agreements.

Bank Owned Life Insurance – CTBI's bank owned life insurance policies are carried at their cash surrender value. We recognize tax-free income from the periodic increases in cash surrender value of these policies and from death benefits.

Mortgage Servicing Rights – Mortgage servicing rights ("MSRs") are carried at fair value following the accounting guidance in ASC 860-50, *Servicing Assets and Liabilities*. MSRs are valued using Level 3 inputs as defined in ASC 820, *Fair Value Measurements*. The fair value is determined quarterly based on an independent third-party valuation using a discounted cash flow analysis and calculated using a computer pricing model. The system used in this evaluation, Compass Point, attempts to quantify loan level idiosyncratic risk by calculating a risk derived value. As a result, each loan's unique characteristics determine the valuation assumptions ascribed to that loan. Additionally, the computer valuation is based on key economic assumptions including the prepayment speeds of the underlying loans generated using the Andrew Davidson Prepayment Model, FHLMC/FNMA guidelines, the weighted-average life of the loan, the discount rate, the weighted-average coupon, and the weighted-average default rate, as applicable. Along with the gains received from the sale of loans, fees are received for servicing loans. These fees include late fees, which are recorded in interest income, and ancillary fees and monthly servicing fees, which are recorded in noninterest income. Costs of servicing loans are charged to expense as incurred. Changes in fair value of the MSRs are reported as an increase or decrease to loan related fees.

Share-Based Compensation – CTBI has a share-based employee compensation plan, which is described more fully in note 14 below. CTBI accounts for this plan under the recognition and measurement principles of ASC 718, *Share-Based Payment*. Share-based compensation restricted and performance-based stock units/awards are classified as equity awards and accounted for under the treasury stock method. Compensation expense for non-vested stock units/awards is based on the fair value of the award on the measurement date, which, for CTBI, is the date of the grant and is recognized ratably over the vesting or performance period of the award. The fair value of non-vested stock units/awards is generally the market price of CTBI's stock on the date of grant. CTBI accounts for forfeitures on an actual basis.

Comprehensive Income – Comprehensive income consists of net income and other comprehensive income, net of applicable income taxes. Other comprehensive income includes unrealized appreciation (depreciation) on AFS securities and unrealized appreciation (depreciation) on AFS securities for which a portion of an other than temporary impairment has been recognized in income.

Transfers between Fair Value Hierarchy Levels – Transfers in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs), and Level 3 (significant unobservable inputs) are recognized on the period ending date.

Estimated Credit Losses on Off-Balance Sheet Credit Exposures Recognized as Other Liabilities – CTBI estimates expected credit losses over the contractual period in which it has exposure to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by CTBI. The ACL on off-balance sheet credit exposures recognized in other liabilities is adjusted as an expense in other noninterest expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over their estimated lives. Estimating credit losses on unfunded commitments requires CTBI to consider the following categories of off-balance sheet credit exposure: unfunded commitments to extend credit, unfunded lines of credit, and standby letters of credit. Each of these unfunded commitments is then analyzed for a probability of funding to calculate a probable funding amount. The life of loan loss factor by related portfolio segment from the loan ACL calculation is then applied to the probable funding amount to calculate the estimated credit losses on off-balance sheet credit exposures recognized as other liabilities.

New Accounting Standards –

➢ **Facilitation of the Effects of Reference Rate Reform on Financial Reporting** – In December 2022, the FASB issued ASU No. 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*, which extends the period of time preparers can utilize the reference rate reform relief guidance. The amendments in ASU No. 2022-06 are effective for all entities upon issuance. In 2020, the FASB issued ASU No. 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, which provides optional guidance to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The objective of the guidance in Topic 848 is to provide relief during the temporary transition period, so the FASB included a sunset provision within Topic 848 based on expectations of when the London Interbank Offered Rate ("LIBOR") would cease being published. The amendments in ASU No. 2020-04 provide optional guidance for a limited time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting and provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. This ASU applies only to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022. In 2021, the UK Financial Conduct Authority delayed the intended cessation date of certain tenors of USD LIBOR to June 30, 2023. To ensure the relief in Topic 848 covers the period of time during which a significant number of modifications may take place, ASU No. 2022-06 deferred the sunset date of Topic 848 from December 31, 2022 to December 31, 2024, after which entities are no longer permitted to apply the relief in Topic 848.

On January 27, 2023, CTBI received notice from the trustee of the trust subsidiary, that based on their review of the junior subordinated debentures and the related trust preferred securities (the "TRUPS Documents"), after application of the Adjustable Interest Rate (LIBOR) Act (as implemented by the Final Regulations (defined below), the "LIBOR Act") and the final regulations of the Board of Governors of the Federal Reserve System issued on December 16, 2022 implementing the LIBOR Act (the "Final Regulations"), the TRUPS Documents issued by the trust subsidiary do not provide a replacement rate for Applicable LIBOR (a "Replacement Rate") or include other fallback provisions which would apply on the first London banking day after June 30, 2023 (the "LIBOR Replacement Date"). Absent an amendment to the TRUPS Documents, some other change in applicable law, rule, regulation, or some other development, the LIBOR Act as implemented by the Final Regulations provides that (i) on and after the LIBOR Replacement Date, 3-month CME Term SOFR or 6-month CME Term SOFR (as defined in the Final Regulations) as adjusted by the relevant spread adjustment, which is 0.26161 percent or 0.42826 percent, shall be the benchmark replacement for the Applicable LIBOR in the TRUPS Documents and (ii) all applicable benchmark replacement conforming changes (as specified in the Final Regulations) will become an integral part of the TRUPS Documents, without any action by any party.

➢ **Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions** – In June 2022, the FASB issued ASU 2022-03, *Fair Value Measurement Topic 820: Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*. The FASB issued this ASU to (1) clarify the guidance in Topic 820, *Fair Value Measurement*, when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security, (2) amend a related illustrative example, and (3) introduce new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value in accordance with Topic 820. The amendments in this ASU clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments in this ASU also require the following disclosures for equity securities subject to contractual sale restrictions: (1) the fair value of equity securities subject to contractual sale restrictions reflected in the balance sheet; (2) the nature and remaining duration of the restriction(s); and (3) the circumstances that could cause a lapse in the restriction(s). For public business entities, the amendments in this ASU were effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The adoption of the ASU did not have a significant impact to our consolidated financial statements.

➢ **FASB Improves the Accounting for Investments in Tax Credit Structures** – The FASB issued ASU No. 2023-02, *Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method*, which is intended to improve the accounting and disclosures for investments in tax credit structures. This ASU is a consensus of the FASB's Emerging Issues Task Force ("EITF"). This ASU allows reporting entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. This ASU responds to stakeholder feedback that the proportional amortization method provides investors and other allocators of capital with a better understanding of the returns from investments that are made primarily for the purpose of receiving income tax credits and other income tax benefits. Reporting entities were previously permitted to apply the proportional amortization method only to qualifying tax equity investments in low-income housing tax credit ("LIHTC") structures. In recent years, stakeholders asked the FASB to extend the application of the proportional amortization method to qualifying tax equity investments that generate tax credits through other programs, which resulted in the EITF addressing this issue. For public business entities, the amendments were effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. We adopted ASU 2023-02 effective January 1, 2024. See note 13, Income Taxes, for additional information on the adoption of this ASU.

➢ **FASB Issues Improvements to Reportable Segment Disclosures** – In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures.* The amendments in ASU 2023-07 provide for new disclosures which: (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss; (2) require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition; (3) require that a public entity provide all annual disclosures about a reportable segment's profit or loss and assets currently required by Topic 280 in interim periods; (4) allow more than one measure of segment profit or loss used by the CODM when assessing segment performance and deciding how to allocate resources to be disclosed; (5) require disclosure of title and position of the CODM and explain how the CODM uses the disclosed reported measures to assess segment performance; and (6) require that a public entity that has a single reportable segment provide all the disclosures required by the amended Topic 280. The amendments in this update are effective for CTBI for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The amendments in this update are required to be applied retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories and the amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. CTBI's financial condition, results of operations, and cash flows were not impacted by this guidance. We have provided the required disclosures of our single reportable segment in note 22 below.

➢ **FASB Issues Standard that Enhance Income Tax Disclosures** – In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which addresses requests for improved income tax disclosures from investors, lenders, creditors, and other allocators of capital that use the financial statements to make capital allocation decisions. The new update is effective for public business entities for annual periods beginning after December 15, 2024. The ASU is intended to improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments intended to improve the effectiveness of income tax disclosures. CTBI did not early adopt. We do not anticipate a significant impact to our consolidated financial statements.

➢ **FASB Issues Improvement to Income Statement Expense Disclosures** – In November 2024, the FASB issued ASU No. 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.* This ASU is expected to improve financial reporting and responds to investor input by requiring public companies to disclose, in interim and annual reporting periods, additional information about certain expenses in the notes to financial statements. Specifically, they will be required to:

- Disclose the amounts of (a) purchases of inventory; (b) employee compensation; (c) depreciation; (d) intangible asset amortization; and (e) depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities (or other amounts of depletion expense) included in each relevant expense caption.

- Include certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements.

- Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively.

- Disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses.

The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. CTBI does not anticipate a significant impact to our consolidated financial statements.

2. Cash and Due from Banks and Interest Bearing Deposits

At December 31, 2024, CTBI had cash accounts which exceeded federally insured limits, and therefore were not subject to FDIC insurance, with $289.4 million in deposits with the Federal Reserve, $25.6 million in deposits with U.S. Bank, $6.0 million in deposits with the FHLB, $2.3 million in deposits with Fifth Third Bank, and $1.1 million in deposits with Raymond James.

3. Securities

The amortized cost and fair value of debt securities at December 31, 2024 are summarized as follows:

Available-for-Sale

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury and government agencies	$ 360,027	$ 84	$ (18,616)	$ 341,495
State and political subdivisions	304,588	12	(51,043)	253,557
U.S. government sponsored agency mortgage-backed securities	471,000	131	(61,422)	409,709
Asset-backed securities	51,034	10	(77)	50,967
Total available-for-sale securities	$ 1,186,649	$ 237	$ (131,158)	$ 1,055,728

The amortized cost and fair value of debt securities at December 31, 2023 are summarized as follows:

Available-for-Sale

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury and government agencies	$ 381,268	$ 121	$ (26,572)	$ 354,817
State and political subdivisions	313,147	88	(48,290)	264,945
U.S. government sponsored agency mortgage-backed securities	518,836	36	(62,136)	456,736
Asset-backed securities	87,993	0	(767)	87,226
Total available-for-sale securities	$ 1,301,244	$ 245	$ (137,765)	$ 1,163,724

The amortized cost and fair value of debt securities at December 31, 2024 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

(in thousands)	Available-for-Sale	
	Amortized Cost	Fair Value
Due in one year or less	$ 113,132	$ 112,391
Due after one through five years	286,927	265,720
Due after five through ten years	133,102	113,171
Due after ten years	131,454	103,770
U.S. government sponsored agency mortgage-backed securities	471,000	409,709
Asset-backed securities	51,034	50,967
Total debt securities	$ 1,186,649	$ 1,055,728

For the year ended December 31, 2024, we had a net securities gain of $631 thousand. There was a net gain of $8 thousand realized on sales and calls of AFS securities, and an unrealized gain of $623 thousand from the fair value adjustment of equity securities. There was a net gain of $996 thousand realized for the year 2023 and a net loss of $168 thousand realized for the year 2022.

Equity Securities at Fair Value

CTBI made the election permitted by ASC 321-10-35-2 to record its Visa Class B shares at fair value. Equity securities at fair value as of December 31, 2024 were $3.8 million, as a result of a $623 thousand increase in the fair value in 2024. The fair value of equity securities increased $992 thousand in 2023. No equity securities were sold during 2024 or 2023.

The amortized cost of securities pledged as collateral, to secure public deposits and for other purposes, was $630.8 million at December 31, 2024 and $761.5 million at December 31, 2023.

The amortized cost of securities sold under agreements to repurchase amounted to $330.0 million at December 31, 2024 and $333.6 million at December 31, 2023.

CTBI evaluates its investment portfolio on a quarterly basis for impairment. The analysis performed as of December 31, 2024 indicates that all impairment is considered temporary, market and interest rate driven, and not credit-related. The percentage of total debt securities with unrealized losses as of December 31, 2024 was 95.5% compared to 97.3% as of December 31, 2023. The following table provides the amortized cost, gross unrealized losses, and fair value, aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position as of December 31, 2024 that are not deemed to have credit losses.

Available-for-Sale

(in thousands)	Amortized Cost		Gross Unrealized Losses		Fair Value
Less Than 12 Months					
U.S. Treasury and government agencies	$	1,396	$	(2)	$	1,394
State and political subdivisions		14,262		(192)		14,070
U.S. government sponsored agency mortgage-backed securities		28,028		(994)		27,034
Asset-backed securities		24,545		(14)		24,531
Total <12 months temporarily impaired AFS securities		68,231		(1,202)		67,029
12 Months or More					
U.S. Treasury and government agencies		351,315		(18,614)		332,701
State and political subdivisions		288,445		(50,851)		237,594
U.S. government sponsored agency mortgage-backed securities		416,270		(60,428)		355,842
Asset-backed securities		15,579		(63)		15,516
Total ≥12 months temporarily impaired AFS securities		1,071,609		(129,956)		941,653
Total					
U.S. Treasury and government agencies		352,711		(18,616)		334,095
State and political subdivisions		302,707		(51,043)		251,664
U.S. government sponsored agency mortgage-backed securities		444,298		(61,422)		382,876
Asset-backed securities		40,124		(77)		40,047
Total temporarily impaired AFS securities	$	1,139,840	$	(131,158)	$	1,008,682

The analysis performed as of December 31, 2023 indicated that all impairment was considered temporary, market and interest rate driven, and not credit-related. The following table provides the amortized cost, gross unrealized losses, and fair value, aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position as of December 31, 2023 that are not deemed to be other-than-temporarily impaired.

Available-for-Sale

(in thousands)	Amortized Cost	Gross Unrealized Losses	Fair Value
Less Than 12 Months			
U.S. Treasury and government agencies	$ 3,761	$ (5)	$ 3,756
State and political subdivisions	16,154	(1,250)	14,904
U.S. government sponsored agency mortgage-backed securities	16,056	(289)	15,767
Asset-backed securities	0	0	0
Total <12 months temporarily impaired AFS securities	35,971	(1,544)	34,427
12 Months or More			
U.S. Treasury and government agencies	361,038	(26,567)	334,471
State and political subdivisions	284,397	(47,040)	237,357
U.S. government sponsored agency mortgage-backed securities	500,763	(61,847)	438,916
Asset-backed securities	87,993	(767)	87,226
Total ≥12 months temporarily impaired AFS securities	1,234,191	(136,221)	1,097,970
Total			
U.S. Treasury and government agencies	364,799	(26,572)	338,227
State and political subdivisions	300,551	(48,290)	252,261
U.S. government sponsored agency mortgage-backed securities	516,819	(62,136)	454,683
Asset-backed securities	87,993	(767)	87,226
Total temporarily impaired AFS securities	$ 1,270,162	$ (137,765)	$ 1,132,397

U.S. Treasury and Government Agencies

The unrealized losses in U.S. Treasury and government agencies were caused by interest rate changes. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than par which will equal amortized cost at maturity. CTBI does not intend to sell the investments and it is not more likely than not that we will be required to sell the investments before recovery of their amortized cost.

State and Political Subdivisions

The unrealized losses in securities of state and political subdivisions were caused by interest rate changes. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than par which will equal amortized cost at maturity. CTBI does not intend to sell the investments before recovery of their amortized cost and it is not more likely than not that we will be required to sell the investments before recovery of their amortized cost.

U.S. Government Sponsored Agency Mortgage-Backed Securities

The unrealized losses in U.S. government sponsored agency mortgage-backed securities were caused by interest rate changes. CTBI expects to recover the amortized cost basis over the term of the securities. CTBI does not intend to sell the investments and it is not more likely than not that we will be required to sell the investments before recovery of their amortized cost.

Asset-Backed Securities

The unrealized losses in asset-backed securities were caused by interest rate changes. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than par which will equal amortized cost at maturity. CTBI does not intend to sell the investments and it is not more likely than not that we will be required to sell the investments before recovery of their amortized cost.

4. Loans

Major classifications of loans, net of unearned income, deferred loan origination costs and fees, and net premiums on acquired loans, are summarized as follows:

(in thousands)	December 31 2024		December 31 2023	
Hotel/motel	$	458,832	$	395,765
Commercial real estate residential		508,310		417,943
Commercial real estate nonresidential		865,031		778,637
Dealer floorplans		84,956		70,308
Commercial other		355,550		321,082
Commercial loans		2,272,679		1,983,735
Real estate mortgage		1,043,401		937,524
Home equity lines		167,425		147,036
Residential loans		1,210,826		1,084,560
Consumer direct		152,843		159,106
Consumer indirect		850,289		823,505
Consumer loans		1,003,132		982,611
Loans and lease financing	$	4,486,637	$	4,050,906

The loan portfolios presented above are net of unearned fees and unamortized premiums. Unearned fees included above totaled $1.2 thousand as of December 31, 2024 and $0.8 million as of December 31, 2023, while the unamortized premiums on the indirect lending portfolio totaled $32.0 million as of December 31, 2024 and $31.4 million as of December 31, 2023.

CTBI has segregated and evaluates our loan portfolio through nine portfolio segments with similar risk characteristics. CTBI serves customers in small and mid-sized communities in eastern, northeastern, central, and south central Kentucky, southern West Virginia, and northeastern Tennessee. Therefore, CTBI's exposure to credit risk is significantly affected by changes in these communities.

Hotel/motel loans are a significant concentration for CTBI, representing approximately 10.2% of total loans. This industry has unique risk characteristics as it is highly susceptible to changes in the domestic and global economic environments, which can cause the industry to experience substantial volatility. Additionally, any hotel/motel construction loans would be included in this segment as CTBI's construction loans are primarily completed as one loan going from construction to permanent financing. These loans are originated based on the borrower's ability to service the debt and secondarily based on the fair value of the underlying collateral.

Commercial real estate residential loans are commercial purpose construction and permanent financed loans for commercial purpose 1-4 family/multi-family properties. These loans are originated based on the borrower's ability to service the debt and secondarily based on the fair value of the underlying collateral.

Commercial real estate nonresidential loans are secured by nonfarm, nonresidential properties, farmland, and other commercial real estate. These loans are originated based on the borrower's ability to service the debt and secondarily based on the fair value of the underlying collateral. Construction for commercial real estate nonresidential loans are also included in this segment as these loans are generally one loan for construction to permanent financing.

Dealer floorplans consist of loans to dealerships to finance inventory and are collateralized under a blanket security agreement and without specific liens on individual units. This risk is mitigated by the use of periodic inventory audits. These audits are performed monthly and follow up is required on any out of compliance items identified. These audits are subject to increasing frequency when fact patterns suggest more scrutiny is required.

Commercial other loans consist of agricultural loans, receivable financing, loans to financial institutions, loans for purchasing or carrying securities, and other commercial purpose loans. Commercial loans are underwritten based on the borrower's ability to service debt from the business's underlying cash flows. As a general practice, we obtain collateral such as equipment, or other assets, although such loans may be uncollateralized but guaranteed.

Residential real estate loans are a mixture of fixed rate and adjustable rate first and second lien residential mortgage loans and also include real estate construction loans which are typically for owner-occupied properties. The terms of the real estate construction loans are generally short-term with permanent financing upon completion. As a policy, CTBI holds adjustable rate loans and sells the majority of our fixed rate first lien mortgage loans into the secondary market. Changes in interest rates or market conditions may impact a borrower's ability to meet contractual principal and interest payments. Residential real estate loans are secured by real property.

Home equity lines are primarily revolving adjustable rate credit lines secured by real property.

Consumer direct loans are a mixture of fixed rate and adjustable rate products comprised of unsecured loans, consumer revolving credit lines, deposit secured loans, and all other consumer purpose loans.

Indirect loans are primarily fixed rate consumer loans secured by automobiles, trucks, vans, and recreational vehicles originated at the selling dealership underwritten and purchased by CTBI's indirect lending department. Both new and used products are financed. Only dealers who have executed dealer agreements with CTBI participate in the indirect lending program.

Not included in the loan balances above were loans held for sale in the amount of $0.2 million at December 31, 2024 and December 31, 2023.

Allowance for Credit Losses

The following tables present the balance in the ACL for the years ended December 31, 2024 and December 31, 2023.

(in thousands)	Beginning Balance	Provision Charged to Expense	Losses Charged Off	Recoveries	Ending Balance
Year Ended December 31, 2024					
ACL					
Hotel/motel	$ 4,592	$ 616	$ 0	$ 0	$ 5,208
Commercial real estate residential	4,285	1,145	0	37	5,467
Commercial real estate nonresidential	7,560	2,670	0	77	10,307
Dealer floorplans	659	23	0	0	682
Commercial other	3,760	1,048	(1,476)	500	3,832
Real estate mortgage	10,197	2,405	(125)	27	12,504
Home equity	1,367	194	(80)	18	1,499
Consumer direct	3,261	(69)	(1,220)	249	2,221
Consumer indirect	13,862	2,919	(7,602)	4,069	13,248
Total	$ 49,543	$ 10,951	$ (10,503)	$ 4,977	$ 54,968

(in thousands)	Beginning Balance	Provision Charged to Expense	Losses Charged Off	Recoveries	Ending Balance
Year Ended December 31, 2023					
ACL					
Hotel/motel	$ 5,171	$ (579)	$ 0	$ 0	$ 4,592
Commercial real estate residential	4,894	(706)	(28)	125	4,285
Commercial real estate nonresidential	9,419	(2,252)	(294)	687	7,560
Dealer floorplans	1,776	(1,117)	0	0	659
Commercial other	5,285	(91)	(1,900)	466	3,760
Real estate mortgage	7,932	2,364	(140)	41	10,197
Home equity	1,106	278	(23)	6	1,367
Consumer direct	1,694	1,804	(541)	304	3,261
Consumer indirect	8,704	7,110	(5,333)	3,381	13,862
Total	$ 45,981	$ 6,811	$ (8,259)	$ 5,010	$ 49,543

Using the ACL software, forecasts include gross domestic product, light weight vehicle sales index, and housing price index considerations. CTBI leverages economic projections from the Federal Open Market Committee to obtain various forecasts for unemployment rate, gross domestic product, light weight vehicle sales index, and the PNC forecast for the Case-Shiller National Home Price Index. CTBI has elected to forecast the first four quarters of the credit loss estimate and revert to a long-run average of each considered economic factor, as permitted in ASC 326-20-30-9, over four quarters.

All periods during the reasonable and supportable forecast period are utilizing a forecasted probability of default. Loss driver analysis was performed during which regression models were built relating default rates of the various segments to the economic factors noted above. Historical loss data for both CTBI and segment-specific selected peers was incorporated from Federal Financial Institutions Examination Council call report data. For loss given default, the Frye-Jacobs LGD estimation technique was utilized in the ACL software providing a risk curve that most approximates the asset class under consideration. Management elected to evaluate internal prepayment experience over a trailing timeframe to determine the appropriate prepayment and curtailment rates to be used in the credit loss estimate.

CTBI uses management judgement for qualitative loss factors such as delinquency trends, supervision and administration, quality control exceptions, collateral values, and industry concentrations. The ACL software allows management to approve a "worst case" scenario or a maximum loss rate for each segment. Qualitative dollars available for allocation then become the difference between the worst case and the ACL quantitative reserve estimate. Each factor is then given a risk weighting that is applied to determine a basis point allocation. The qualitative loss factors are as follows:
- Changes in delinquency trends by loan segment
- Changes in international, national, regional, and local conditions
- The effect of other external factors (i.e. competition, legal and regulatory requirements) on the level of estimated credit losses
- The existence and effect of any concentrations of credit and changes in the levels of such concentrations
- A supervision and administration allocation based on CTBI's loan review process
- Exceptions in lending policies and procedures as measured by quarterly loan portfolio exceptions reports
- Changes in the nature and volume of the portfolio and terms of loans

Delinquencies

The accrual of interest income on loans is discontinued when management believes, after considering economic and business conditions, collateral value, and collection efforts, that the borrower's financial condition is such that the collection of interest is doubtful. Cash payments received on nonaccrual loans generally are applied against principal, and interest income is only recorded once principal recovery is reasonably assured. Any loans greater than 90 days past due must be well secured and in the process of collection to continue accruing interest. See note 1 to the consolidated financial statements for further discussion on our nonaccrual policy. Nonaccrual loans and loans 90 days past due and still accruing segregated by loan segment for December 31, 2024 and December 31, 2023 were as follows:

(in thousands) December 31, 2024	Nonaccrual Loans with No ACL		Nonaccrual Loans with ACL		90+ and Still Accruing		Total Nonperforming Loans	
Commercial real estate residential	$	0	$	1,248	$	369	$	1,617
Commercial real estate nonresidential		8,000		1,641		3,513		13,154
Commercial other		246		1,106		64		1,416
Total commercial loans		8,246		3,995		3,946		16,187
Real estate mortgage		0		3,748		5,072		8,820
Home equity lines		0		204		444		648
Total residential loans		0		3,952		5,516		9,468
Consumer direct		0		176		93		269
Consumer indirect		0		0		762		762
Total consumer loans		0		176		855		1,031
Loans and lease financing	$	8,246	$	8,123	$	10,317	$	26,686

(in thousands) December 31, 2023	Nonaccrual Loans with No ACL		Nonaccrual Loans with ACL		90+ and Still Accruing		Total Nonperforming Loans	
Commercial real estate residential	$	0	$	498	$	1,059	$	1,557
Commercial real estate nonresidential		0		680		2,270		2,950
Commercial other		236		452		162		850
Total commercial loans		236		1,630		3,491		5,357
Real estate mortgage		0		1,996		5,302		7,298
Home equity lines		0		186		557		743
Total residential loans		0		2,182		5,859		8,041
Consumer direct		0		0		15		15
Consumer indirect		0		0		555		555
Total consumer loans		0		0		570		570
Loans and lease financing	$	236	$	3,812	$	9,920	$	13,968

The following tables present CTBI's loan portfolio aging analysis, segregated by loan segment, as of December 31, 2024 and December 31, 2023 (includes loans 90 days past due and still accruing as well):

(in thousands) December 31, 2024	30-59 Days Past Due		60-89 Days Past Due		90+ Days Past Due		Total Past Due		Current		Total Loans	
Hotel/motel	$	0	$	0	$	0	$	0	$	458,832	$	458,832
Commercial real estate residential		575		444		828		1,847		506,463		508,310
Commercial real estate nonresidential		1,349		118		12,890		14,357		850,674		865,031
Dealer floorplans		0		0		0		0		84,956		84,956
Commercial other		1,033		595		1,018		2,646		352,904		355,550
Total commercial loans		2,957		1,157		14,736		18,850		2,253,829		2,272,679
Real estate mortgage		654		3,304		7,998		11,956		1,031,445		1,043,401
Home equity lines		1,919		348		613		2,880		164,545		167,425
Total residential loans		2,573		3,652		8,611		14,836		1,195,990		1,210,826
Consumer direct		876		107		268		1,251		151,592		152,843
Consumer indirect		4,872		1,096		762		6,730		843,559		850,289
Total consumer loans		5,748		1,203		1,030		7,981		995,151		1,003,132
Loans and lease financing	$	11,278	$	6,012	$	24,377	$	41,667	$	4,444,970	$	4,486,637

(in thousands) December 31, 2023	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total Past Due	Current	Total Loans
Hotel/motel	$ 0	$ 0	$ 0	$ 0	$ 395,765	$ 395,765
Commercial real estate residential	1,047	275	1,525	2,847	415,096	417,943
Commercial real estate nonresidential	549	332	2,619	3,500	775,137	778,637
Dealer floorplans	0	0	0	0	70,308	70,308
Commercial other	663	494	641	1,798	319,284	321,082
Total commercial loans	2,259	1,101	4,785	8,145	1,975,590	1,983,735
Real estate mortgage	1,323	3,455	6,168	10,946	926,578	937,524
Home equity lines	911	273	707	1,891	145,145	147,036
Total residential loans	2,234	3,728	6,875	12,837	1,071,723	1,084,560
Consumer direct	1,013	118	15	1,146	157,960	159,106
Consumer indirect	4,550	1,029	555	6,134	817,371	823,505
Total consumer loans	5,563	1,147	570	7,280	975,331	982,611
Loans and lease financing	$ 10,056	$ 5,976	$ 12,230	$ 28,262	$ 4,022,644	$ 4,050,906

Risk Characteristics

The risk characteristics of CTBI's material portfolio segments are as follows:

Hotel/motel loans are a significant concentration for CTBI, representing approximately 10.2% of total loans. This industry has unique risk characteristics as it is highly susceptible to changes in the domestic and global economic environments, which can cause the industry to experience substantial volatility. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Hotel/motel lending typically involves higher loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Management monitors and evaluates all commercial real estate loans based on collateral and risk grade criteria. Commercial construction loans generally are made to customers for the purpose of building income-producing properties, and any hotel/motel construction loan would be included in this segment. Personal guarantees of the principals are generally required. Such loans are made on a projected cash flow basis and are secured by the project being constructed. Construction loan draw procedures are included in each specific loan agreement, including required documentation items and inspection requirements. Construction loans may convert to term loans at the end of the construction period, or may be repaid by the take-out commitment from another financing source. If the loan is to convert to a term loan, the repayment ability is based on the borrower's projected cash flow. Risk is mitigated during the construction phase by requiring proper documentation and inspections whenever a draw is requested.

Commercial real estate residential loans are commercial purpose construction and permanent financed loans for commercial purpose 1-4 family/multi-family properties. All commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Management monitors and evaluates all commercial real estate loans based on collateral and risk grade criteria. Commercial residential construction loans generally are made to customers for the purpose of building income-producing properties. Personal guarantees of the principals are generally required. Such loans are made on a projected cash flow basis and are secured by the project being constructed. Construction loan draw procedures are included in each specific loan agreement, including required documentation items and inspection requirements. Construction loans may convert to term loans at the end of the construction period, or may be repaid by the take-out commitment from another financing source. If the loan is to convert to a term loan, the repayment ability is based on the borrower's projected cash flow. Risk is mitigated during the construction phase by requiring proper documentation and inspections whenever a draw is requested.

Commercial real estate nonresidential loans are secured by nonfarm, nonresidential properties, farmland, and other commercial real estate. Construction for commercial real estate nonresidential loans are also included in this segment as these loans are generally one loan for construction to permanent financing. All commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Management monitors and evaluates all commercial real estate loans based on collateral and risk grade criteria. Commercial nonresidential construction loans generally are made to customers for the purpose of building income-producing properties. Personal guarantees of the principals are generally required. Such loans are made on a projected cash flow basis and are secured by the project being constructed. Construction loan draw procedures are included in each specific loan agreement, including required documentation items and inspection requirements. Construction loans may convert to term loans at the end of the construction period, or may be repaid by the take-out commitment from another financing source. If the loan is to convert to a term loan, the repayment ability is based on the borrower's projected cash flow. Risk is mitigated during the construction phase by requiring proper documentation and inspections whenever a draw is requested.

Dealer floorplans are segmented separately as they are a unique product with unique risk factors. CTBI maintains strict processing procedures over our floorplan product with any exceptions requested by a loan officer approved by the appropriate loan committee and the floorplan manager.

Commercial other loans are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from our customers. As we underwrite our equipment lease financing in a manner similar to our commercial loan portfolio described below, the risk characteristics for this portfolio mirror that of the commercial loan portfolio.

With respect to residential loans that are secured by 1-4 family residences and are generally owner occupied, CTBI generally establishes a maximum loan-to-value ratio and requires private mortgage insurance if that ratio is exceeded. Home equity loans are typically secured by a subordinate interest in 1-4 family residences. Residential construction loans are handled through the home mortgage area of the bank. The repayment ability of the borrower and the maximum loan-to-value ratio are calculated using the normal mortgage lending criteria. Draws are processed based on percentage of completion stages including normal inspection procedures. Such loans generally convert to term loans after the completion of construction.

Consumer loans are secured by consumer assets such as automobiles or recreational vehicles. Some consumer loans are unsecured such as small installment loans and certain lines of credit. Our determination of a borrower's ability to repay these loans is primarily dependent on the personal income and credit rating of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

The indirect lending area of the bank is generally responsible for purchasing/funding consumer contracts with new and used automobile dealers. Dealer loan applications are forwarded to the indirect loan processing area for approval or denial. Loan approvals or denials are based on the creditworthiness and repayment ability of the borrowers, and on the collateral value. Upon a dealer being funded on an approved loan application and assignment of the retail installment contract to CTB, CTB will have limited recourse with the dealer, as set forth in the CTB dealer agreement. On occasion, the dealer will execute a separate, full recourse agreement with CTB to obtain customer financing.

Credit Quality Indicators

CTBI categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. CTBI also considers the fair value of the underlying collateral and the strength and willingness of the guarantor(s). CTBI analyzes commercial loans individually by classifying the loans as to credit risk. Loans classified as loss, doubtful, substandard, or special mention are reviewed quarterly by CTBI for further deterioration or improvement to determine if appropriately classified and valued if deemed impaired. All other commercial loan reviews are completed every 12 to 18 months. In addition, during the renewal process of any loan, as well as if a loan becomes past due or if other information becomes available, CTBI will evaluate the loan grade. CTBI uses the following definitions for risk ratings:

➤ *Pass* grades include investment grade, low risk, moderate risk, and acceptable risk loans. The loans range from loans that have no chance of resulting in a loss to loans that have a limited chance of resulting in a loss. Customers in this grade have excellent to fair credit ratings. The cash flows are adequate to meet required debt repayments.

➤ *Watch* graded loans are loans that warrant extra management attention but are not currently criticized. Loans on the watch list may be potential troubled credits or may warrant "watch" status for a reason not directly related to the asset quality of the credit. The watch grade is a management tool to identify credits which may be candidates for future classification or may temporarily warrant extra management monitoring.

➤ *Other assets especially mentioned (OAEM)* reflects loans that are currently protected but are potentially weak. These loans constitute an undue and unwarranted credit risk but not to the point of justifying a classification of substandard. The credit risk may be relatively minor yet constitute an unwarranted risk in light of circumstances surrounding a specific asset. Loans in this grade display potential weaknesses which may, if unchecked or uncorrected, inadequately protect CTBI's credit position at some future date. The loans may be adversely affected by economic or market conditions.

➤ *Substandard* grading indicates that the loan is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged. These loans have a well-defined weakness or weaknesses that jeopardize the orderly liquidation of the debt with the distinct possibility that CTBI will sustain some loss if the deficiencies are not corrected.

➤ *Doubtful* graded loans have the weaknesses inherent in the substandard grading with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The probability of loss is extremely high, but because of certain important and reasonably specific pending factors which may work to CTBI's advantage or strengthen the asset(s), its classification as an estimated loss is deferred until its more exact status may be determined. Pending factors include proposed merger, acquisition, or liquidation procedures, capital injection, perfecting liens on additional collateral, and refinancing plans.

The following tables present the credit risk profile of CTBI's commercial loan portfolio based on rating category and payment activity, segregated by loan segment and based on last credit decision or year of origination:

				Term Loans Amortized Cost Basis by Origination Year					
(in thousands) December 31	2024	2023	2022	2021	2020	Prior	Revolving Loans	Total	
Hotel/motel									
Risk rating:									
Pass	$ 72,924	$ 88,016	$ 134,663	$ 27,145	$ 21,609	$ 70,311	$ 5,419	$ 420,087	
Watch	0	2,062	10,822	6,570	0	13,358	0	32,812	
OAEM	0	0	0	0	0	0	0	0	
Substandard	1,954	0	3,979	0	0	0	0	5,933	
Doubtful	0	0	0	0	0	0	0	0	
Total hotel/motel	74,878	90,078	149,464	33,715	21,609	83,669	5,419	458,832	
Commercial real estate residential									
Risk rating:									
Pass	162,855	94,758	78,106	60,482	24,603	37,689	21,267	479,760	
Watch	5,381	3,009	1,692	3,739	1,523	5,261	58	20,663	
OAEM	31	0	0	0	0	58	0	89	
Substandard	1,470	609	792	531	420	3,928	48	7,798	
Doubtful	0	0	0	0	0	0	0	0	
Total commercial real estate residential	169,737	98,376	80,590	64,752	26,546	46,936	21,373	508,310	
Commercial real estate nonresidential									
Risk rating:									
Pass	180,139	121,801	124,200	120,623	62,674	155,561	38,270	803,268	
Watch	4,574	2,004	4,004	8,683	3,425	6,970	624	30,284	
OAEM	0	7	12	0	0	45	0	64	
Substandard	4,873	1,527	357	2,700	11,179	10,778	0	31,414	
Doubtful	0	0	0	0	0	1	0	1	
Total commercial real estate nonresidential	189,586	125,339	128,573	132,006	77,278	173,355	38,894	865,031	

| | Term Loans Amortized Cost Basis by Origination Year | | | | | | | |
(in thousands) December 31	2024	2023	2022	2021	2020	Prior	Revolving Loans	Total
Dealer floorplans								
Risk rating:								
Pass	0	0	0	0	0	0	82,639	82,639
Watch	0	0	0	0	0	0	1,861	1,861
OAEM	0	0	0	0	0	0	0	0
Substandard	0	0	0	0	0	456	0	456
Doubtful	0	0	0	0	0	0	0	0
Total dealer floorplans	0	0	0	0	0	456	84,500	84,956
Commercial other								
Risk rating:								
Pass	83,742	43,935	38,912	25,806	25,187	19,520	79,851	316,953
Watch	1,823	877	671	295	111	533	14,739	19,049
OAEM	27	0	0	8,469	0	0	30	8,526
Substandard	2,301	4,279	2,203	299	447	162	1,331	11,022
Doubtful	0	0	0	0	0	0	0	0
Total commercial other	87,893	49,091	41,786	34,869	25,745	20,215	95,951	355,550
Commercial other current period gross charge-offs	(1,148)	(134)	(142)	(45)	(2)	(5)	0	(1,476)
Commercial loans								
Risk rating:								
Pass	499,660	348,510	375,881	234,056	134,073	283,081	227,446	2,102,707
Watch	11,778	7,952	17,189	19,287	5,059	26,122	17,282	104,669
OAEM	58	7	12	8,469	0	103	30	8,679
Substandard	10,598	6,415	7,331	3,530	12,046	15,324	1,379	56,623
Doubtful	0	0	0	0	0	1	0	1
Total commercial loans	$ 522,094	$ 362,884	$ 400,413	$ 265,342	$ 151,178	$ 324,631	$ 246,137	$ 2,272,679
Total commercial loans current period gross charge-offs	$ (1,148)	$ (134)	$ (142)	$ (45)	$ (2)	$ (5)	$ 0	$ (1,476)

(in thousands) December 31		Term Loans Amortized Cost Basis by Origination Year						Revolving Loans	Total
		2023	2022	2021	2020	2019	Prior		
Hotel/motel									
Risk rating:									
Pass	$	79,651	$ 144,826	$ 28,011	$ 17,664	$ 40,873	$ 42,029	$ 4,042	$ 357,096
Watch		11,569	2,826	6,835	4,623	3,361	1,648	0	30,862
OAEM		0	3,982	0	0	0	1,954	0	5,936
Substandard		0	0	0	0	0	1,118	0	1,118
Doubtful		0	0	0	0	0	753	0	753
Total hotel/motel		91,220	151,634	34,846	22,287	44,234	47,502	4,042	395,765
Commercial real estate residential									
Risk rating:									
Pass		109,304	89,119	98,896	30,972	11,908	36,964	14,700	391,863
Watch		2,317	2,131	473	1,395	721	6,359	124	13,520
OAEM		0	0	0	0	0	63	0	63
Substandard		760	854	4,532	834	285	5,232	0	12,497
Doubtful		0	0	0	0	0	0	0	0
Total commercial real estate residential		112,381	92,104	103,901	33,201	12,914	48,618	14,824	417,943
Total commercial real estate residential current period gross charge-offs		0	0	(28)	0	0	0	0	(28)
Commercial real estate nonresidential									
Risk rating:									
Pass		149,633	142,580	136,090	68,240	55,850	140,074	31,536	724,003
Watch		552	3,664	6,305	2,347	1,938	6,003	354	21,163
OAEM		2,375	15	0	7,255	0	1,486	0	11,131
Substandard		2,520	1,598	2,538	4,472	2,000	9,199	0	22,327
Doubtful		0	0	0	0	0	13	0	13
Total commercial real estate nonresidential		155,080	147,857	144,933	82,314	59,788	156,775	31,890	778,637
Total commercial real estate nonresidential current period gross charge-offs		0	0	(7)	0	0	(287)	0	(294)
Dealer floorplans									
Risk rating:									
Pass		0	0	0	0	0	0	70,308	70,308
Watch		0	0	0	0	0	0	0	0
OAEM		0	0	0	0	0	0	0	0
Substandard		0	0	0	0	0	0	0	0
Doubtful		0	0	0	0	0	0	0	0
Total dealer floorplans		0	0	0	0	0	0	70,308	70,308
Commercial other									
Risk rating:									
Pass		73,115	47,575	40,448	30,033	4,780	22,588	81,791	300,330
Watch		1,138	1,109	569	126	239	635	5,877	9,693
OAEM		29	0	0	0	0	0	30	59
Substandard		4,921	3,581	381	890	211	403	613	11,000
Doubtful		0	0	0	0	0	0	0	0
Total commercial other		79,203	52,265	41,398	31,049	5,230	23,626	88,311	321,082
Total commercial other current period gross charge-offs		(725)	(710)	(302)	(27)	(90)	(46)	0	(1,900)

| | Term Loans Amortized Cost Basis by Origination Year | | | | | | | |
(in thousands) December 31	2023	2022	2021	2020	2019	Prior	Revolving Loans	Total
Commercial loans								
Risk rating:								
Pass	411,703	424,100	303,445	146,909	113,411	241,655	202,377	1,843,600
Watch	15,576	9,730	14,182	8,491	6,259	14,645	6,355	75,238
OAEM	2,404	3,997	0	7,255	0	3,503	30	17,189
Substandard	8,201	6,033	7,451	6,196	2,496	15,952	613	46,942
Doubtful	0	0	0	0	0	766	0	766
Total commercial loans	$ 437,884	$ 443,860	$ 325,078	$ 168,851	$ 122,166	$ 276,521	$ 209,375	$ 1,983,735
Total commercial loans current period gross charge-offs	$ (725)	$ (710)	$ (337)	$ (27)	$ (90)	$ (333)	$ 0	$ (2,222)

The following tables present the credit risk profile of CTBI's residential real estate and consumer loan portfolios based on performing or nonperforming status, segregated by loan segment:

			Term Loans Amortized Cost Basis by Origination Year					
(in thousands) December 31	2024	2023	2022	2021	2020	Prior	Revolving Loans	Total
Home equity lines								
Performing	$ 0	$ 0	$ 0	$ 0	$ 0	$ 7,121	$ 159,656	$ 166,777
Nonperforming	0	0	0	0	0	362	286	648
Total home equity lines	0	0	0	0	0	7,483	159,942	167,425
Total home equity lines current period gross charge-offs	0	0	0	0	0	(80)	0	(80)
Mortgage loans								
Performing	197,756	192,959	140,265	146,391	107,009	250,201	0	1,034,581
Nonperforming	0	1,074	1,424	250	279	5,793	0	8,820
Total mortgage loans	197,756	194,033	141,689	146,641	107,288	255,994	0	1,043,401
Total mortgage loans current period gross charge-offs	0	0	(28)	0	0	(97)	0	(125)
Residential loans								
Performing	197,756	192,959	140,265	146,391	107,009	257,322	159,656	1,201,358
Nonperforming	0	1,074	1,424	250	279	6,155	286	9,468
Total residential loans	$ 197,756	$ 194,033	$ 141,689	$ 146,641	$ 107,288	$ 263,477	$ 159,942	$ 1,210,826
Total residential loans current period gross charge-offs	$ 0	$ 0	$ 0	$ (28)	$ 0	$ (177)	$ 0	$ (205)
Consumer direct loans								
Performing	$ 54,745	$ 35,179	$ 21,456	$ 17,509	$ 9,839	$ 13,846	$ 0	$ 152,574
Nonperforming	7	72	190	0	0	0	0	269
Total consumer direct loans	54,752	35,251	21,646	17,509	9,839	13,846	0	152,843
Total consumer direct loans current period gross charge-offs	(41)	(314)	(690)	(85)	(29)	(61)	0	(1,220)
Consumer indirect loans								
Performing	333,945	243,247	162,051	65,032	34,870	10,382	0	849,527
Nonperforming	117	324	218	63	40	0	0	762
Total consumer indirect loans	334,062	243,571	162,269	65,095	34,910	10,382	0	850,289
Total consumer indirect loans current period gross charge-offs	(363)	(2,760)	(2,609)	(1,385)	(236)	(249)	0	(7,602)
Consumer loans								
Performing	388,690	278,426	183,507	82,541	44,709	24,228	0	1,002,101
Nonperforming	124	396	408	63	40	0	0	1,031
Total consumer loans	$ 388,814	$ 278,822	$ 183,915	$ 82,604	$ 44,749	$ 24,228	$ 0	$ 1,003,132
Total consumer loans current period gross charge-offs	$ (404)	$ (3,074)	$ (3,299)	$ (1,470)	$ (265)	$ (310)	$ 0	$ (8,822)

(in thousands) December 31		Term Loans Amortized Cost Basis by Origination Year												Revolving Loans		Total	
		2023		2022		2021		2020		2019		Prior					
Home equity lines																	
Performing	$	0	$	0	$	0	$	0	$	0	$	7,630	$	138,663	$	146,293	
Nonperforming		0		0		0		0		0		442		301		743	
Total home equity lines		0		0		0		0		0		8,072		138,964		147,036	
Total home equity lines current period gross charge-offs		0		0		0		0		0		(23)		0		(23)	
Mortgage loans																	
Performing		200,442		162,407		159,857		119,772		56,601		231,147		0		930,226	
Nonperforming		0		200		151		192		533		6,222		0		7,298	
Total mortgage loans		200,442		162,607		160,008		119,964		57,134		237,369		0		937,524	
Total mortgage loans current period gross charge-offs		0		0		(47)		0		(40)		(53)		0		(140)	
Residential loans																	
Performing		200,442		162,407		159,857		119,772		56,601		238,777		138,663		1,076,519	
Nonperforming		0		200		151		192		533		6,664		301		8,041	
Total residential loans	$	200,442	$	162,607	$	160,008	$	119,964	$	57,134	$	245,441	$	138,964	$	1,084,560	
Total residential loans current period gross charge-offs	$	0	$	0	$	(47)	$	0	$	(40)	$	(76)	$	0	$	(163)
Consumer direct loans																	
Performing	$	63,686	$	34,722	$	26,250	$	15,560	$	6,951	$	11,922	$	0	$	159,091	
Nonperforming		0		4		11		0		0		0		0		15	
Total consumer direct loans		63,686		34,726		26,261		15,560		6,951		11,922		0		159,106	
Total consumer direct loans current period gross charge-offs		(65)		(263)		(129)		(37)		(27)		(20)		0		(541)	
Consumer indirect loans																	
Performing		359,049		251,086		109,231		69,319		23,767		10,498		0		822,950	
Nonperforming		133		223		157		11		22		9		0		555	
Total consumer indirect loans		359,182		251,309		109,388		69,330		23,789		10,507		0		823,505	
Total consumer indirect loans current period gross charge-offs		(541)		(2,320)		(1,688)		(492)		(121)		(171)		0		(5,333)	
Consumer loans																	
Performing		422,735		285,808		135,481		84,879		30,718		22,420		0		982,041	
Nonperforming		133		227		168		11		22		9		0		570	
Total consumer loans	$	422,868	$	286,035	$	135,649	$	84,890	$	30,740	$	22,429	$	0	$	982,611	
Total consumer loans current period gross charge-offs	$	(606)	$	(2,583)	$	(1,817)	$	(529)	$	(148)	$	(191)	$	0	$	(5,874)

* A loan is considered nonperforming if it is 90 days or more past due and/or on nonaccrual.

The total of consumer mortgage loans secured by real estate properties for which formal foreclosure proceedings are in process was $4.0 million at December 31, 2024 and $3.5 million at December 31, 2023.

Individually Evaluated Loans

In accordance with ASC 326-20-30-2, if a loan does not share risk characteristics with other pooled loans in determining the ACL, the loan shall be evaluated for expected credit losses on an individual basis. Of the loans that CTBI has individually evaluated, the loans listed below by segment are those that are collateral dependent:

(in thousands) December 31, 2024	Number of Loans		Recorded Investment		Specific Reserve
Hotel/motel	2	$	5,555	$	0
Commercial real estate residential	0		0		0
Commercial real estate nonresidential	8		27,087		325
Commercial other	3		12,963		0
Total collateral dependent loans	13	$	45,605	$	325

(in thousands) December 31, 2023	Number of Loans	Recorded Investment	Specific Reserve
Hotel/motel	3	$ 6,810	$ 0
Commercial real estate residential	2	5,080	0
Commercial real estate nonresidential	9	21,637	250
Commercial other	2	5,658	0
Total collateral dependent loans	16	$ 39,185	$ 250

The hotel/motel, commercial real estate residential, and commercial real estate nonresidential segments are all collateralized with real estate. Two loans listed in the commercial other segment at December 31, 2024 are collateralized by inventory, equipment, and accounts receivable, while one loan in the amount of $8.5 million is secured by shares of common stock.

Loan Modifications

Certain loans have been modified where the customer is facing financial difficulty and economic concessions were granted to borrowers consisting of reductions in the interest rates, payment extensions, forgiveness of principal, and forbearances. These loans, segregated by loan segment and concession granted, are presented below for the year ended December 31, 2024:

	Amortized Cost at December 31, 2024			
(in thousands)	Interest Rate Reduction	% of total	Term Extension	% of total
Hotel/motel	$ 0	0.00%	$ 1,954	0.43%
Commercial real estate residential	0	0.00	585	0.12
Commercial real estate nonresidential	7,545	0.87	0	0.00
Dealer floorplans	0	0.00	456	0.54
Commercial other	0	0.00	1,344	0.38
Commercial loans	7,545	0.33	4,339	0.19
Real estate mortgage	1,916	0.18	8,756	0.84
Home equity lines	0	0.00	31	0.02
Residential loans	1,916	0.16	8,787	0.73
Consumer direct	0	0.00	119	0.08
Consumer indirect	0	0.00	311	0.04
Consumer loans	0	0.00	430	0.04
Loans and lease financing	$ 9,461	0.21%	$ 13,556	0.30%

	Amortized Cost at December 31, 2024			
(in thousands)	Combination – Term Extension and Interest Rate Reduction	% of total	Payment Change	% of total
Hotel/motel	$ 0	0.00%	$ 0	0.00%
Commercial real estate residential	12	0.00	1,036	0.20
Commercial real estate nonresidential	26	0.00	290	0.03
Dealer floorplans	0	0.00	0	0.00
Commercial other	207	0.06	1,333	0.37
Commercial loans	245	0.01	2,659	0.12
Real estate mortgage	865	0.08	0	0.00
Home equity lines	182	0.11	0	0.00
Residential loans	1,047	0.09	0	0.00
Consumer direct	0	0.00	5	0.00
Consumer indirect	0	0.00	62	0.01
Consumer loans	0	0.00	67	0.01
Loans and lease financing	$ 1,292	0.03%	$ 2,726	0.06%

The following tables describe the financial effect of the modifications made to borrowers experiencing financial difficulty for the year ended December 31, 2024:

Loan Type	Interest Rate Reduction Financial Impact	Term Extension Financial Impact
Hotel/motel		Added a weighted-average 5.0 years to life of the loans
Commercial real estate residential		Added a weighted-average 0.8 years to life of the loans
Commercial real estate nonresidential	Reduced weighted-average contractual interest rate from 1.4% to 1.3%	
Dealer floorplans		Added a weighted-average 0.1 years to life of the loans
Commercial other		Added a weighted-average 0.3 years to life of the loans
Real estate mortgage	Reduced weighted-average contractual interest rate from 7.7% to 4.6%	Added a weighted-average 0.7 years to life of the loans
Home equity lines		Added a weighted-average 0.5 years to life of the loans
Consumer direct		Added a weighted-average 0.1 years to life of the loans
Consumer indirect		Added a weighted-average 0.8 years to life of the loans

Loan Type	Combination – Term Extension and Interest Rate Reduction Financial Impact	Payment Changes Financial Impact
Hotel/motel		
Commercial real estate residential	Weighted-average contractual interest rate remained at 8.5% and increased the weighted-average life by 4.0 years	Provided payment changes that will be added to the end of the original loan term
Commercial real estate nonresidential	Increased weighted-average contractual interest rate from 6.0% to 8.5% and increased the weighted-average life by 10.3 years	Provided payment changes that will be added to the end of the original loan term
Dealer floorplans		
Commercial other	Increased weighted-average contractual interest rate from 5.3% to 8.5% and increased the weighted-average life by 12.2 years	Provided payment changes that will be added to the end of the original loan term
Real estate mortgage	Reduced weighted-average contractual interest rate from 6.0% to 3.6% and increased the weighted-average life by 3.5 years	
Home equity lines	Reduced weighted-average contractual interest rate from 9.2% to 8.3% and increased the weighted-average life by 9.7 years	
Consumer direct		Provided payment changes that will be added to the end of the original loan term
Consumer indirect		Provided payment changes that will be added to the end of the original loan term

These loans, segregated by loan segment and concession granted, are presented below for the year ended December 31, 2023:

	Amortized Cost at December 31, 2023			
(in thousands)	Interest Rate Reduction	% of total	Term Extension	% of total
Hotel/motel	$ 0	0.00%	$ 0	0.00%
Commercial real estate residential	534	0.13	1,788	0.43
Commercial real estate nonresidential	4,504	0.58	5,342	0.69
Dealer floorplans	0	0.00	0	0.00
Commercial other	0	0.00	6,025	1.88
Commercial loans	5,038	0.25	13,155	0.66
Real estate mortgage	581	0.06	5,431	0.58
Home equity lines	0	0.00	246	0.17
Residential loans	581	0.05	5,677	0.52
Consumer direct	0	0.00	165	0.10
Consumer indirect	0	0.00	334	0.04
Consumer loans	0	0.00	499	0.05
Loans and lease financing	$ 5,619	0.14%	$ 19,331	0.48%

	Amortized Cost of December 31, 2023			
(in thousands)	Combination – Term Extension and Interest Rate Reduction	% of total	Payment Change	% of total
Hotel/motel	$ 0	0.00%	$ 1,955	0.49%
Commercial real estate residential	0	0.00	218	0.05
Commercial real estate nonresidential	0	0.00	0	0.00
Dealer floorplans	0	0.00	0	0.00
Commercial other	29	0.01	288	0.09
Commercial loans	29	0.00	2,461	0.01
Real estate mortgage	1,101	0.12	0	0.00
Home equity lines	125	0.09	42	0.03
Residential loans	1,226	0.11	42	0.00
Consumer direct	0	0.00	18	0.01
Consumer indirect	0	0.00	0	0.00
Consumer loans	0	0.00	18	0.00
Loans and lease financing	$ 1,255	0.03%	$ 2,521	0.06%

The following tables describe the financial effect of the modifications made to borrowers experiencing financial difficulty for the year ended December 31, 2023:

Loan Type	Interest Rate Reduction Financial Impact	Term Extension Financial Impact
Hotel/motel		
Commercial real estate residential	Reduced weighted-average contractual interest rate from 9.5% to 7.8%	Added a weighted-average 0.5 years to life of the loans
Commercial real estate nonresidential	Reduced weighted-average contractual interest rate from 9.5% to 7.5%	Added a weighted-average 0.1 years to life of the loans
Dealer floorplans		
Commercial other		Added a weighted-average 3.0 years to life of the loans
Real estate mortgage	Reduced weighted-average contractual interest rate from 7.0% to 4.4%	Added a weighted-average 2.8 years to life of the loans
Home equity lines		Added a weighted-average 6.1 years to life of the loans
Consumer direct		Removed a weighted-average 0.8 years to life of the loans
Consumer indirect		Added a weighted-average 0.3 years to life of the loans

Loan Type	Combination – Term Extension and Interest Rate Reduction Financial Impact	Payment Changes Financial Impact
Hotel/motel		Provided payment changes that will be added to the end of the original loan term
Commercial real estate residential		Provided payment changes that will be added to the end of the original loan term
Commercial real estate nonresidential		
Dealer floorplans		
Commercial other	Reduced weighted-average contractual interest rate from 12.8% to 11.3% and increased the weighted-average life by 2.9 years	Provided payment changes that will be added to the end of the original loan term
Real estate mortgage	Reduced weighted-average contractual interest rate from 6.3% to 5.8% and increased the weighted-average life by 12.2 years	
Home equity lines	Reduced weighted-average contractual interest rate from 9.4% to 8.1% and increased the weighted-average life by 9.3 years	Provided payment changes that will be added to the end of the original loan term
Consumer direct		Provided payment changes that will be added to the end of the original loan term
Consumer indirect		

No charge-offs have resulted from modifications for any of the presented periods. We had commitments to extend additional credit in the amount of $100 thousand and $16 thousand at December 31, 2024 and 2023, respectively, on loans that were considered in financial difficulty.

Loans retain their accrual status at the time of their modification. As a result, if a loan is on nonaccrual at the time it is modified, it stays as nonaccrual, and if a loan is on accrual at the time of the modification, it generally stays on accrual. Commercial and consumer loans modified due to a borrower's financial difficulty are closely monitored for delinquency as an early indicator of possible future default. If a loan to a borrower experiencing financial difficulty subsequently defaults, CTBI evaluates the loan for possible further impairment. The table below represents the payment status of loans to borrowers experiencing financial difficulty for the past 12 months as of December 31, 2024.

(in thousands)	Past Due Status (Amortized Cost Basis)			
	Current	30-89 Days	90+ Days	Nonaccrual
Hotel/motel	$ 1,954	$ 0	$ 0	$ 0
Commercial real estate residential	885	0	0	748
Commercial real estate nonresidential	7,862	0	0	0
Dealer floorplans	456	0	0	0
Commercial other	2,329	518	31	5
Real estate mortgage	10,258	460	654	165
Home equity lines	181	32	0	0
Consumer direct	120	3	0	0
Consumer indirect	307	67	0	0
Total	$ 24,352	$ 1,080	$ 685	$ 918

The table below represents the payment status of loans to borrowers experiencing financial difficulty for the past 12 months as of December 31, 2023.

(in thousands)	Past Due Status (Amortized Cost Basis)			
	Current	30-89 Days	90+ Days	Nonaccrual
Hotel/motel	$ 1,955	$ 0	$ 0	$ 0
Commercial real estate residential	2,128	412	0	0
Commercial real estate nonresidential	9,846	0	0	0
Dealer floorplans	0	0	0	0
Commercial other	5,683	371	0	287
Real estate mortgage	6,382	0	361	370
Home equity lines	361	0	32	21
Consumer direct	159	24	0	0
Consumer indirect	303	31	0	0
Total	$ 26,817	$ 838	$ 393	$ 678

The allowance for credit losses may be increased, adjustments may be made in the allocation of the allowance, or partial charge-offs may be taken to further write-down the carrying value of the loan. During the year ended December 31, 2024, there were 10 loans to borrowers experiencing financial difficulty that subsequently defaulted. CTBI considers a loan in default when it is 90 days or more past due or transferred to nonaccrual. Presented below, segregated by segment, are loans to borrowers experiencing financial difficulty for which there was a payment default during the periods indicated and such default was within 12 months of the loan modification.

(in thousands)	Year Ended December 31, 2024	
	Number of Loans	Recorded Balance
Commercial:		
Commercial other	4	$ 305
Residential:		
Real estate mortgage	6	847
Total loans experiencing financial difficulty	10	$ 1,152

(in thousands)	Year Ended December 31, 2023	
	Number of Loans	Recorded Balance
Residential:		
Real estate mortgage	2	$ 751
Total loans experiencing financial difficulty	2	$ 751

Financial instrument credit losses apply to off-balance sheet credit exposures such as unfunded loan commitments and standby letters of credit. A liability for expected credit losses for off-balance sheet exposures is recognized if the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancellable by the entity. Changes in this allowance are reflected in other operating expenses within the non-interest expense category. The total unfunded commitment off-balance sheet credit exposure was $1.5 million at December 31, 2024 and 2023.

5. Mortgage Banking and Servicing Rights

Mortgage banking activities primarily include residential mortgage originations and servicing. As discussed in note 1 above, MSRs are carried at fair market value. The following table presents the components of mortgage banking income:

(in thousands) Year Ended December 31	2024	2023	2022
Net gain on sale of mortgage loans held for sale	$ 294	$ 395	$ 1,525
Net loan servicing income:			
Servicing fees	1,946	2,080	2,226
Late fees	60	81	78
Ancillary fees	43	36	94
Fair value adjustments	(431)	(965)	1,069
Net loan servicing income	1,618	1,232	3,467
Mortgage banking income	$ 1,912	$ 1,627	$ 4,992

Mortgage loans serviced for others are not included in the accompanying balance sheets. Loans serviced for the benefit of others (primarily FHLMC) totaled $667 million, $725 million, and $783 million at December 31, 2024, 2023, and 2022, respectively. Servicing loans for others generally consist of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and processing foreclosures. Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $2.2 million, $2.5 million, and $3.0 million at December 31, 2024, 2023, and 2022, respectively.

Activity for capitalized MSRs using the fair value method is as follows:

(in thousands)	2024	2023	2022
Fair value of MSRs, beginning of year	$ 7,665	$ 8,468	$ 6,774
New servicing assets created	123	162	625
Change in fair value during the year due to:			
Time decay (1)	(428)	(430)	(450)
Payoffs (2)	(315)	(347)	(429)
Changes in valuation inputs or assumptions (3)	312	(188)	1,948
Fair value of MSRs, end of year	$ 7,357	$ 7,665	$ 8,468

(1) Represents decrease in value due to regularly scheduled loan principal payments and partial loan paydowns.
(2) Represents decrease in value due to loans that paid off during the period.
(3) Represents change in value resulting from market-driven changes in interest rates.

The fair values of capitalized MSRs were $7.4 million, $7.7 million, and $8.5 million at December 31, 2024, 2023, and 2022, respectively. Fair values for the years ended December 31, 2024, 2023, and 2022 were determined by third-party valuations with a resulting 10.1% average discount rate in 2024 compared to the 10.0% average discount rate in 2023 and 2022 and weighted average default rates of 1.66%, 0.95%, and 1.24%, respectively. Prepayment speeds generated using the Andrew Davidson Prepayment Model averaged 6.6%, 7.5%, and 7.1% at December 31, 2024, 2023, and 2022, respectively. MSR values are very sensitive to movement in interest rates as expected future net servicing income depends on the projected balance of the underlying loans, which can be greatly impacted by the level of prepayments. CTBI does not currently hedge against changes in the fair value of our MSR portfolio.

6. Related Party Transactions

In the ordinary course of business, CTB has made extensions of credit and had transactions with certain directors and executive officers of CTBI or our subsidiaries, including their associates (as defined by the Securities and Exchange Commissions). We believe such extensions of credit and transactions were made on substantially the same terms, including interest rate and collateral, as those prevailing at the same time for comparable transactions with other persons.

Activity for related party extensions of credit during 2024 and 2023 is as follows:

(in thousands)		2024		2023
Related party extensions of credit, beginning of year	$	35,315	$	42,067
New loans and advances on lines of credit		0		980
Repayments		(1,022)		(7,502)
Decrease due to changes in related parties		(5,136)		(230)
Related party extensions of credit, end of year	$	29,157	$	35,315

The aggregate balances of related party deposits at December 31, 2024 and 2023 were $29.5 million and $28.3 million, respectively.

A director of CTBI is a shareholder in a law firm that provided services to CTBI and our subsidiaries during the years 2024, 2023, and 2022. Approximately $0.5 million in legal fees and $0.1 million in expenses paid on behalf of CTBI, $0.6 million total, were paid to this law firm during 2024. Approximately $0.4 million in legal fees and $0.1 million in expenses paid on behalf of CTBI, $0.5 million total, were paid to this law firm during 2023. Approximately $0.4 million in legal fees and $0.1 million in expenses paid on behalf of CTBI, $0.5 million total, were paid to this law firm during 2022.

7. Premises and Equipment

Premises and equipment are summarized as follows:

(in thousands) December 31		2024		2023
Land and buildings	$	88,859	$	82,929
Leasehold improvements		5,068		4,858
Furniture, fixtures, and equipment		41,413		39,695
Construction in progress		2,392		2,790
Total premises and equipment		137,732		130,272
Less accumulated depreciation and amortization		(88,102)		(84,961)
Premises and equipment, net	$	49,630	$	45,311

Depreciation and amortization of premises and equipment for 2024, 2023, and 2022 was $3.7 million, $3.6 million, and $3.3 million, respectively.

8. Other Real Estate Owned

Activity for OREO was as follows:

(in thousands)		2024		2023
Beginning balance of other real estate owned	$	1,616	$	3,671
New assets acquired		3,160		658
Capitalized costs		13		47
Fair value adjustments		(105)		(211)
Sale of assets		(1,037)		(2,549)
Ending balance of other real estate owned	$	3,647	$	1,616

Carrying costs and fair value adjustments associated with foreclosed properties were $0.2 million, $0.3 million, and $0.5 million for 2024, 2023, and 2022, respectively. See note 1 for a description of our accounting policies relative to foreclosed properties and OREO.

The major classifications of foreclosed properties are shown in the following table:

(in thousands) December 31		2024		2023
1-4 family	$	806	$	827
Construction/land development/other		395		383
Multifamily		0		0
Non-farm/non-residential		2,446		406
Total foreclosed properties	$	3,647	$	1,616

9. Deposits

Major classifications of deposits are categorized as follows:

(in thousands) December 31		2024		2023
Noninterest bearing deposits	$	1,242,676	$	1,260,690
Interest bearing demand deposits		167,736		123,927
Money market deposits		1,781,415		1,525,537
Savings		511,378		535,063
Certificates of deposit and other time deposits of $100,000 or more		862,671		766,691
Certificates of deposit and other time deposits less than $100,000		504,313		512,714
Total deposits	$	5,070,189	$	4,724,622

Certificates of deposit and other time deposits of $250,000 or more at December 31, 2024 and 2023 were $396.3 million and $318.0 million, respectively.

Maturities of certificates of deposits and other time deposits are presented below:

						Maturities by Period at December 31, 2024								
(in thousands)		**Total**		**Within 1 Year**		**2 Years**		**3 Years**		**4 Years**		**5 Years**		**After 5 Years**
Certificates of deposit and other time deposits of $100,000 or more	$	862,671	$	811,154	$	26,051	$	5,824	$	12,319	$	7,323	$	0
Certificates of deposit and other time deposits less than $100,000		504,313		459,960		21,069		10,041		5,871		7,059		313
Total maturities	$	1,366,984	$	1,271,114	$	47,120	$	15,865	$	18,190	$	14,382	$	313

10. Borrowings

Short-term debt is categorized as follows:

(in thousands) December 31		2024		2023
Repurchase agreements	$	240,166	$	225,245
Federal funds purchased		500		500
Total short-term debt	$	240,666	$	225,745

All federal funds purchased mature and reprice daily. See note 11 for information regarding the maturities of our repurchase agreements. The average rates paid for federal funds purchased and repurchase agreements on December 31, 2024 were 4.30% and 4.05%, respectively.

The maximum balance for repurchase agreements at any month-end during 2024 occurred at December 31, 2024, with a month-end balance of $240.2 million. The average balance of repurchase agreements for the year was $228.6 million.

Long-term debt is categorized as follows:

(in thousands) December 31		2024		2023
Junior subordinated debentures, 6.35%, due 6/1/37	$	57,841	$	57,841
Loan related borrowings, 3.25%, due 9/17/44		6,175		6,400
Total long-term debt	$	64,016	$	64,241

On March 30, 2007, CTBI issued $61.3 million in junior subordinated debentures to a newly formed unconsolidated Delaware statutory trust subsidiary which in turn issued $59.5 million of capital securities in a private placement to institutional investors. The debentures, which mature in 30 years but are redeemable at par at CTBI's option after five years, were issued at a rate of 6.52% until June 1, 2012, and thereafter at a floating rate based on the three-month LIBOR plus 1.59%. The underlying capital securities were issued at the equivalent rates and terms. The proceeds of the debentures were used to fund the redemption on April 2, 2007 of all CTBI's outstanding 9.0% and 8.25% junior subordinated debentures in the total amount of $61.3 million. In May 2017, CTBI was able to purchase $2.0 million of the junior subordinated debentures in the open market at a purchase price of $1.4 million, resulting in a gain of $0.6 million. In August 2019, an additional $1.5 million was purchased in the open market at a price of $1.3 million, resulting in a gain of $0.2 million. The junior subordinated debentures will be retained by CTBI until maturity, and CTBI will continue to report the junior subordinated debentures at the net amount outstanding of $57.8 million.

On March 15, 2022, the President of the United States of America signed into law the LIBOR Act. Under the LIBOR Act, on the first London banking day after the LIBOR Replacement Date, a benchmark replacement recommended by the Board of Governors of the Federal Reserve System (the "Board") will replace LIBOR in certain contracts. These contracts are those which, after giving effect to other parts of the LIBOR Act, (i) contain no fallback provisions (including contracts which contain no fallback provisions after giving effect to certain parts of the LIBOR Act) or (ii) contain fallback provisions that identify neither a specific non-LIBOR based benchmark replacement nor a person with the authority, right or obligation to determine a benchmark replacement. Other parts of the LIBOR Act require that fallback provisions which (i) are based in any way on any LIBOR value, except to account for the difference between LIBOR and the benchmark replacement or (ii) require that a person (other than a benchmark administrator) conduct a poll, survey or inquiries for quotes or information concerning interbank lending or deposit rates be disregarded and deemed null and void. The Board-recommended benchmark replacement is based on the Secured Overnight Financing Rate ("SOFR") published by the Federal Reserve Bank of New York, including any recommended spread adjustment and benchmark replacement conforming changes. In addition, the LIBOR Act creates a safe harbor protecting from liability any person (including any person with the authority to determine a benchmark replacement under the junior subordinated debentures and the TRUPS Documents) for the selection or use of the Board-recommended benchmark replacement or the implementation of certain technical, administrative or operational changes relating to the implementation, administration, and calculation of the Board-recommended benchmark replacement.

Under the LIBOR Act, the Board was required to promulgate regulations implementing the LIBOR Act. On December 16, 2022, the Board issued its Final Regulations implementing the LIBOR Act. The Final Regulations: (i) address the applicability of the LIBOR Act to various LIBOR contracts, (ii) identify the Board-selected benchmark replacements for various types of LIBOR contracts, (iii) include certain benchmark replacement conforming changes, (iv) address the issue of preemption and (v) provide other clarifications, definitions and information.

As discussed in note 1 above, CTBI received notice from the trustee of the trust subsidiary that the TRUPS Documents issued by the trust subsidiary do not provide a Replacement Rate or include other fallback provisions which would apply on the LIBOR Replacement Date. Therefore, the 3-month CME Term SOFR or 6-month CME Term SOFR as adjusted by the relevant spread adjustment, which is 0.26161 percent or 0.42826 percent, shall be the benchmark replacement for the Applicable LIBOR in the TRUPS Documents.

On November 27, 2024, the coupon rate was set at 6.35098% for the March 3, 2025 distribution date, which was based on the 3-month CME Term SOFR rate as of November 27, 2024 of 4.49937% plus 0.26161% spread adjustment plus 1.59%.

CTB sold the guaranteed portion of a loan in a transaction that did not meet the accounting requirements to qualify for recognition as a sold loan. The gross amount of the loan is recognized in the loan portfolio as an earning asset and the sold portion is recognized as a loan related borrowing. Repayment of the liability will be provided by the loan payments made by the loan customer. The principal amount is also guaranteed by the USDA.

11. Repurchase Agreements

We utilize securities sold under agreements to repurchase to facilitate the needs of our customers and provide additional funding to our balance sheet. Repurchase agreements are transactions whereby we offer to sell to a counterparty an undivided interest in an eligible security at an agreed upon purchase price, and which obligates CTBI to repurchase the security on an agreed upon date at an agreed upon repurchase price plus interest at an agreed upon rate. Securities sold under agreements to repurchase are recorded at the amount of cash received in connection with the transaction and are reflected in the accompanying consolidated balance sheets.

We monitor collateral levels on a continuous basis and maintain records of each transaction specifically describing the applicable security and the counterparty's fractional interest in that security, and we segregate the security from its general assets in accordance with regulations governing custodial holdings of securities. The primary risk with our repurchase agreements is market risk associated with the securities securing the transactions, as we may be required to provide additional collateral based on fair value changes of the underlying securities. Securities pledged as collateral under repurchase agreements are maintained with our safekeeping agents. The carrying value of investment securities available-for-sale pledged as collateral under repurchase agreements totaled $292.2 million and $296.6 million at December 31, 2024 and December 31, 2023, respectively.

The remaining contractual maturity of the securities sold under agreements to repurchase by class of collateral pledged included in the accompanying consolidated balance sheets as of December 31, 2024 and December 31, 2023 is presented in the following tables:

	December 31, 2024				
	Remaining Contractual Maturity of the Agreements				
(in thousands)	Overnight and Continuous	Up to 30 days	30-90 days	Greater Than 90 days	Total
Repurchase agreements and repurchase-to-maturity transactions:					
U.S. Treasury and government agencies	$ 23,240	$ 11	$ 7,657	$ 25,482	$ 56,390
State and political subdivisions	108,775	489	7,288	3,700	120,252
U.S. government sponsored agency mortgage-backed securities	17,756	0	34,355	7,091	59,202
Asset-backed securities	4,322	0	0	0	4,322
Total	$ 154,093	$ 500	$ 49,300	$ 36,273	$ 240,166

	December 31, 2023				
	Remaining Contractual Maturity of the Agreements				
(in thousands)	Overnight and Continuous	Up to 30 days	30-90 days	Greater Than 90 days	Total
Repurchase agreements and repurchase-to-maturity transactions:					
U.S. Treasury and government agencies	$ 21,156	$ 19	$ 1,817	$ 23,640	$ 46,632
State and political subdivisions	98,053	481	5,962	3,219	107,715
U.S. government sponsored agency mortgage-backed securities	17,538	0	41,521	9,269	68,328
Asset-backed securities	2,570	0	0	0	2,570
Total	$ 139,317	$ 500	$ 49,300	$ 36,128	$ 225,245

12. Advances from Federal Home Loan Bank

FHLB advances consisted of the following monthly amortizing borrowings at December 31:

(in thousands)	2024	2023
Monthly amortizing	$ 314	$ 334
Total FHLB advances	$ 314	$ 334

The advances from the FHLB that require monthly principal payments were due for repayment as follows:

	Principal Payments Due by Period at December 31, 2024						
(in thousands)	Total	Within 1 Year	2 Years	3 Years	4 Years	5 Years	After 5 Years
Outstanding advances, weighted average interest rate – 0.04%	$ 314	$ 22	$ 20	$ 21	$ 20	$ 20	$ 211

At December 31, 2024, CTBI had monthly amortizing FHLB advances totaling $0.3 million at a weighted average interest rate of 0.04%.

Advances totaling $0.3 million at December 31, 2024 were collateralized by FHLB stock of $5.1 million and a blanket lien on qualifying 1-4 family first mortgage loans. As of December 31, 2024, CTBI had a $589.0 million FHLB borrowing capacity with $0.3 million in advances and $103.7 million in letters of credit used for public fund pledging leaving $485.0 million available for additional advances. The advances had fixed interest rates of 0.00% and 2.00% with a weighted average rate of 0.04%. The advances are subject to restrictions or penalties in the event of prepayment.

13. Income Taxes

The components of the provision for income taxes, exclusive of tax effect of unrealized AFS securities gains and losses, are as follows:

(in thousands)		2024		2023		2022
Current federal income tax expense	$	19,746	$	14,954	$	14,882
Current state income tax expense		5,859		4,901		1,096
Deferred federal income tax expense (benefit)		(1,452)		382		194
Deferred state income tax expense (benefit)		(280)		327		3,056
Total income tax expense	$	23,873	$	20,564	$	19,228

A reconciliation of income tax expense at the statutory rate to our actual income tax expense is shown below:

(in thousands)		2024			2023			2022	
Computed at the statutory rate	$	22,404	21.00%	$	20,699	21.00%	$	21,219	21.00%
Adjustments resulting from:									
Tax-exempt interest		(353)	(0.33)		(637)	(0.65)		(717)	(0.70)
Housing and new markets credits		(1,292)	(1.21)		(3,205)	(3.25)		(3,105)	(3.07)
Bank owned life insurance		(831)	(0.78)		(496)	(0.50)		(367)	(0.36)
ESOP dividend deduction		(276)	(0.26)		(259)	(0.26)		(240)	(0.24)
Stock option exercises and restricted stock vesting		(73)	(0.07)		(8)	(0.01)		(1)	0.00
State income taxes		4,407	4.13		4,131	4.19		3,281	3.25
Split dollar life insurance		58	0.06		126	0.13		(184)	(0.19)
Other		(171)	(0.16)		213	0.21		(658)	(0.66)
Total	$	23,873	22.38%	$	20,564	20.86%	$	19,228	19.03%

The components of the net deferred tax asset as of December 31 are as follows:

(in thousands)		2024		2023
Deferred tax assets:				
Allowance for credit losses	$	13,715	$	12,361
Interest on nonaccrual loans		451		277
Accrued expenses		2,150		1,633
Unrealized losses on AFS securities		32,665		34,311
Allowance for other real estate owned		22		49
Lease liabilities		3,790		4,090
Limited partnership investments		78		
Other		937		790
Total deferred tax assets		53,808		53,511
Deferred tax liabilities:				
Depreciation and amortization		(15,207)		(14,927)
FHLB stock dividends		(12)		(341)
Loan fee income		(1,888)		(1,519)
Mortgage servicing rights		(1,836)		(1,912)
Limited partnership investments		0		(843)
Right of use assets		(3,589)		(3,918)
Other		(2,211)		(1,910)
Total deferred tax liabilities		(24,743)		(25,370)
Net deferred tax asset	$	29,065	$	28,141

CTBI accounts for income taxes in accordance with income tax accounting guidance (ASC 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. CTBI determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

CTBI adopted ASU No. 2023-02, *Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method*, which is intended to improve the accounting and disclosures for investments in tax credit structures.

As a result of the implementation of this ASU, we recorded a cumulative effect impact that reduced retained earnings by $2.0 million during the first quarter 2024. Additionally, we had a decrease in amortization expense, recognized in other direct expenses, that totaled $2.6 million for the year ended December 31, 2023. The amortization expense included in income tax expense was $3.0 million for the year ended December 31, 2024. The amount of income tax credits and other tax benefits recognized was $4.3 million for the year ended December 31, 2024. The amortization, income tax credits, and other tax benefits recognized were included in income tax expense on the consolidated statement of income and in net income on the consolidated statement of cash flows. We had $16.1 million in tax investments at December 31, 2024 included in other assets on the consolidated balance sheet. There were no non-income tax related activities or other returns received that were recognized outside of income tax expense and the consolidated statement of income and the consolidated statement of cash flows. There were also no significant modifications or events that resulted in a change in the nature of the investment or change in the relationship with the underlying projects. No investment income or loss was included in pre-tax income, and no impairment was recognized during the quarter or year to date resulting from the forfeiture or ineligibility of income tax credits or other circumstances. At December 31, 2024, there was $4.5 million in unfunded commitments. Of the amount outstanding, the contribution schedule is as follows:

(in thousands)

Amount due in:	Unfunded Commitments
2025	$ 2,682
2026	995
2027	146
2028	146
2029	143
After	365

Uncertain tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment.

With a few exceptions, CTBI is no longer subject to U.S. federal tax examinations by tax authorities for years before 2021, and state and local income tax examinations by tax authorities for years before 2020. For federal tax purposes, CTBI recognizes interest and penalties on income taxes as a component of income tax expense. CTBI files consolidated income tax returns with our subsidiaries.

14. Employee Benefits

CTBI maintains two separate retirement savings plans, a 401(k) Plan and an Employee Stock Ownership Plan ("ESOP").

The 401(k) Plan is available for participant contributions to all employees (age 21 and over) who are credited with 90 days of service and for employer matching as described below at one year of service (12 consecutive month period with at least 1,000 hours). The company match will continue to begin with one year of credited service. Participants in the plan have the option to contribute from 1% to 20% of their annual compensation. CTBI matches 50% of participant contributions up to 8% of gross pay. CTBI may, at our discretion, contribute an additional percentage of covered employees' compensation. CTBI's matching contributions were $1.4 million, $1.2 million, and $1.2 million for the three years ended December 31, 2024, 2023, and 2022, respectively. The 401(k) Plan owned 304,554, 367,106, and 348,859 shares of CTBI's common stock at December 31, 2024, 2023, and 2022, respectively. Substantially all shares owned by the 401(k) Plan were allocated to employee accounts on those dates. The market price of the shares at the date of allocation is essentially the same as the market price at the date of purchase.

The ESOP is available to all employees (age 21 and over) who are credited with one year of service (12 consecutive month period with at least 1,000 hours). CTBI currently contributes 4% of covered employees' compensation to the ESOP. The ESOP uses the contributions to acquire shares of CTBI's common stock. CTBI's contributions to the ESOP were $2.0 million, $1.8 million, and $1.7 million for the three years ended December 31, 2024, 2023, and 2022, respectively. The ESOP owned 760,396, 772,351, and 734,677 shares of CTBI's common stock at December 31, 2024, 2023, and 2022, respectively. Substantially all shares owned by the ESOP were allocated to employee accounts on those dates. The market price of the shares at the date of allocation is essentially the same as the market price at the date of purchase.

Stock-Based Compensation:

As of December 31, 2024, CTBI maintained one active and one inactive incentive stock ownership plan covering key employees. The 2025 Employee Stock Ownership Incentive Plan ("2025 Plan") was approved by the Board of Directors and the Shareholders in 2024 and became active on February 1, 2025. The 2015 Stock Ownership Incentive Plan ("2015 Plan") was approved by the Board of Directors and the Shareholders in 2015. The 2015 plan was rendered inactive as of February 1, 2025. The 2006 Stock Ownership Incentive Plan ("2006 Plan") was approved by the Board of Directors and the Shareholders in 2006. The 2006 Plan was rendered inactive as of April 28, 2015, and all outstanding options had been exercised under the 2006 Plan as of December 31, 2024. The 2025 Plan was not active as of December 31, 2024. The 2015 Plan had 550,000 shares authorized, 335,583 of which were available at December 31, 2024. Shares issuable pursuant to awards which were granted under the 2015 Plan on or before their respective expiration or termination dates will be issued from the remaining shares reserved for issuance under the 2015 Plan. The shares of common stock reserved for issuance under the 2015 Plan in excess of the number of shares as to which options or other benefits are awarded thereunder, and any shares as to which options or other benefits granted under the 2015 Plan may lapse, expire, terminate, or be canceled, will not be reserved and available for issuance or reissuance under the 2025 Plan. The following table provides detail of the number of shares to be issued upon exercise of outstanding stock-based awards and remaining shares available for future issuance under all of CTBI's equity compensation plans as of December 31, 2024:

Plan Category *(shares in thousands)*	**Number of Shares to Be Issued Upon Exercise**	**Weighted Average Price**	**Shares Available for Future Issuance**
Equity compensation plans approved by shareholders:			
Stock options	0	0	336 (a)
Restricted stock	(c)	(b)	(a)
Performance units	(d)	(b)	(a)
Stock appreciation rights ("SARs")	(e)	(b)	(a)
Total			336

(a) Under the 2025 Plan, which became effective February 1, 2025,550,000 shares are authorized for issuance; no shares have been issued as of December 31, 2024. The maximum number of stock options that may be granted to a participant during any calendar year is 100,000 shares. Under the 2015 Plan, 550,000 shares were authorized for issuance; 221,949 had been issued as of December 31, 2024. In January of 2016, 18,069 restricted stock shares were issued under the terms of the 2015 Plan pursuant to awards granted under the 2006 Plan. The 2015 Plan was rendered inactive on February 1, 2025.

(b) Not applicable.

(c) The maximum number of shares of restricted stock that may be granted is 550,000 shares, and the maximum that may be granted to a participant during any calendar year is 75,000 shares.

(d) No performance units payable in stock had been issued as of December 31, 2024. The maximum payment that can be made pursuant to performance units granted to any one participant in any calendar year is $1,000,000.

(e) No SARS have been issued. The maximum number of shares with respect to which SARs may be granted to a participant during any calendar year is 100,000 shares.

The 2025 Plan became effective on February 1, 2025; therefore, no activity is reportable as of December 31, 2024.

The following table details the shares available for future issuance under the 2015 Plan at December 31, 2024.

Plan Category	**Shares Available for Future Issuance**
Shares available at January 1, 2024	348,146
Stock option grants	0
Restricted stock grants	(15,000)
Forfeitures	2,437
Shares available for future issuance at December 31, 2024	335,583

There were no stock options granted in 2024, 2023, or 2022.

The 2015 Plan:

There was no stock option activity for the 2015 Plan for the years ended December 31, 2024, 2023, and 2022.

The following table shows restricted stock activity for the 2015 Plan for the years ended December 31, 2024, 2023, and 2022:

December 31	**2024**		**2023**		**2022**	
	Grants	**Weighted Average Fair Value at Grant**	**Grants**	**Weighted Average Fair Value at Grant**	**Grants**	**Weighted Average Fair Value at Grant**
Outstanding at beginning of year	96,840	$ 43.75	68,137	$ 44.13	47,063	$ 42.90
Granted	15,000	41.29	52,865	43.10	50,438	45.15
Vested	(22,831)	43.37	(23,372)	43.32	(29,364)	43.92
Forfeited	(2,437)	42.87	(790)	44.87	0	-
Outstanding at end of year	86,572	$ 43.45	96,840	$ 43.75	68,137	$ 44.13

The 2006 Plan:

CTBI's stock option activity for the 2006 Plan for the years ended December 31, 2024, 2023, and 2022 is summarized as follows:

December 31	2024		2023		2022	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	20,000	$ 32.27	20,000	$ 32.27	20,000	$ 32.27
Exercised	20,000	32.27	0	0	0	0
Outstanding at end of year	0	$ 0.00	20,000	$ 32.27	20,000	$ 32.27
Exercisable at end of year	0	$ 0.00	20,000	$ 32.27	20,000	$ 32.27

There were no outstanding options at December 31, 2024. There were no options granted from the 2006 Plan during the years 2024, 2023, and 2022.

The following table shows the intrinsic values of options exercised, exercisable, and outstanding for the 2006 Plan for the years ended December 31, 2024, 2023, and 2022:

(in thousands)	2024	2023	2022
Options exercised	$ 335	$ 0	$ 0
Options exercisable	0	232	273
Outstanding options	0	232	273

There was no restricted stock activity for the 2006 Plan for the years ended December 31, 2024, 2023, and 2022.

The following table shows the unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans at December 31, 2024, 2023, and 2022 and the total grant-date fair value of shares vested, cash received from option exercises under all share-based payment arrangements, and the actual tax benefit realized for the tax deductions from option exercises of the share-based payment arrangements for the years ended December 31, 2024, 2023, and 2022.

(in thousands)	2024	2023	2022
Unrecognized compensation cost of nonvested share-based compensation arrangements granted under the plan at year-end	$ 2,277	$ 2,954	$ 2,108
Total fair value of shares vested for the year	954	974	1,306
Cash received from option exercises under all share-based payment arrangements for the year	645	0	0
Tax benefit realized for the tax deductions from option exercises of the share-based payment arrangements for the year	84	0	0

The unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans at December 31, 2024 is expected to be recognized over a weighted-average period of 2.4 years.

15. Leases

CTBI has one finance lease for property but no material sublease or leasing arrangements for which it is the lessor of property or equipment. CTBI has operating leases for banking and ATM locations. These leases have original remaining lease terms of 1 year to 45 years, some of which include options to renew the leases for up to 5 years. These options, some of which include variable costs related to rent escalations based on recent financial indices, such as the Consumer Price Index, where CTBI estimates future rent increases, are included in the calculation of the lease liability and right-of-use asset when management determines it is reasonably certain the option will be exercised. CTBI determines this on each lease by considering all relevant contract-based, asset-based, market-based, and entity-based economic factors. Right-of-use assets and lease liabilities are recognized at lease commencement based on the present value of the remaining lease payments using a discount rate that represents our incremental borrowing rate, on a collateralized basis, over a similar term, at the lease commencement date. Right-of-use assets are further adjusted for prepaid rent, lease incentives, and initial direct costs, if any.

The components of lease expense for the years ended December 31, 2024 and 2023 were as follows:

(in thousands)	Year Ended December 31, 2024		Year Ended December 31, 2023	
Finance lease cost:				
Amortization of right-of-use assets – finance leases	$	124	$	166
Interest on lease liabilities – finance leases		158		118
Total finance lease cost		282		284
Short-term lease cost		98		92
Operating lease cost		1,880		1,888
Total lease cost		2,260		2,264
Sublease income		(282)		(273)
Net lease cost	$	1,978	$	1,991

Supplemental cash flow information related to CTBI's operating and finance leases for the years ended December 31, 2024 and 2023 was as follows:

(in thousands)	Year Ended December 31, 2024		Year Ended December 31, 2023	
Finance lease – operating cash flows	$	130	$	128
Finance lease – financing cash flows	$	0	$	33
Operating lease – operating cash flows (fixed payments)	$	1,893	$	1,889
Operating lease – operating cash flows (liability reduction)	$	1,495	$	1,455
New right-of-use assets – operating leases	$	0	$	358
New right-of-use assets – finance leases	$	0	$	0
Weighted average lease term – financing leases		25.16 years		26.12 years
Weighted average lease term – operating leases		13.13 years		13.20 years
Weighted average discount rate – financing leases		4.91%		4.90%
Weighted average discount rate – operating leases		3.57%		3.56%

Maturities of lease liabilities as of December 31, 2024 are as follows:

(in thousands)	Operating Leases		Finance Leases	
2025	$	1,790	$	157
2026		1,782		167
2027		1,672		174
2028		1,314		179
2029		826		183
Thereafter		7,535		5,887
Total lease payments		14,919		6,747
Less imputed interest		(3,168)		(3,308)
Total	$	11,751	$	3,439

Maturities of lease liabilities as of December 31, 2023 are as follows:

(in thousands)	Operating Leases		Finance Leases	
2024	$	1,877	$	154
2025		1,782		159
2026		1,774		170
2027		1,656		174
2028		1,257		179
Thereafter		8,137		6,070
Total lease payments		16,483		6,906
Less imputed interest		(3,525)		(3,471)
Total	$	12,958	$	3,435

16. Fair Value of Financial Assets and Liabilities

Fair Value Measurements

ASC 820, *Fair Value Measurements*, defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. ASC 820 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. In this standard, the FASB clarifies the principle that fair value should be based on the exit price when pricing the asset or liability. In support of this principle, ASC 820 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy is as follows:

Level 1 Inputs – Quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in determining an exit price for the assets or liabilities.

Recurring Measurements

The following tables present the fair value measurements of assets recognized in the accompanying balance sheets measured at fair value on a recurring basis as of December 31, 2024 and December 31, 2023 and indicate the level within the fair value hierarchy of the valuation techniques.

(in thousands)	Fair Value	Fair Value Measurements at December 31, 2024 Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets measured – recurring basis				
Available-for-sale securities:				
U.S. Treasury and government agencies	$ 341,495	$ 328,569	$ 12,926	$ 0
State and political subdivisions	253,557	0	253,557	0
U.S. government sponsored agency mortgage-backed securities	409,709	0	409,709	0
Asset-backed securities	50,967	0	50,967	0
Equity securities at fair value	3,781	0	0	3,781
Mortgage servicing rights	7,357	0	0	7,357

(in thousands)	Fair Value	Fair Value Measurements at December 31, 2023 Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets measured – recurring basis				
Available-for-sale securities:				
U.S. Treasury and government agencies	$ 354,817	$ 336,285	$ 18,532	$ 0
State and political subdivisions	264,945	0	264,945	0
U.S. government sponsored agency mortgage-backed securities	456,736	0	456,736	0
Asset-backed securities	87,226	0	87,226	0
Equity securities at fair value	3,158	0	0	3,158
Mortgage servicing rights	7,665	0	0	7,665

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy. These valuation methodologies were applied to all of CTBI's financial assets carried at fair value. CTBI had no liabilities measured and recorded at fair value as of December 31, 2024 and December 31, 2023. There have been no significant changes in the valuation techniques during the year ended December 31, 2024. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

Available-for-Sale Securities

Securities classified as AFS are reported at fair value on a recurring basis. U.S. Treasury and government agencies are classified as Level 1 of the valuation hierarchy where quoted market prices are available in the active market on which the individual securities are traded.

If quoted market prices are not available, CTBI obtains fair value measurements from an independent pricing service, such as Interactive Data, which utilizes pricing models to determine fair value measurement. CTBI reviews the pricing quarterly to verify the reasonableness of the pricing. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the bond's terms and conditions, among other factors. U.S. Treasury and government agencies, state and political subdivisions, U.S. government sponsored agency mortgage-backed securities, and asset-backed securities are classified as Level 2 inputs.

In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. Fair value determinations for Level 3 measurements are estimated on a quarterly basis where assumptions used are reviewed to ensure the estimated fair value complies with accounting standards generally accepted in the United States.

Equity Securities at Fair Value

As of December 31, 2024 and December 31, 2023, the only securities owned by CTBI that were valued using Level 3 criteria are Visa Class B Stock (included in equity securities at fair value). Fair value for Visa Class B Stock is determined by an independent third party utilizing assumptions about factors such as quarterly common stock dividend payments, the conversion of the securities to the relevant Class A Stock shares subject to the prevailing conversion rate and conversion date. We have concluded the third party assumptions, processes, and conclusions to be reasonable and appropriate in determining the fair value of this asset. See the tables below for inputs and valuation techniques used for Level 3 equity securities.

Mortgage Servicing Rights

MSRs do not trade in an active, open market with readily observable prices. CTBI reports MSRs at fair value on a recurring basis with subsequent remeasurement of MSRs based on change in fair value.

In determining fair value, CTBI utilizes the expertise of an independent third party. Accordingly, fair value is determined by the independent third party by utilizing assumptions about factors such as mortgage interest rates, discount rates, mortgage loan prepayment speeds, market trends, and industry demand. Due to the nature of the valuation inputs, MSRs are classified within Level 3 of the hierarchy. Fair value determinations for Level 3 measurements of MSRs are tested for impairment on a quarterly basis where assumptions used are reviewed to ensure the estimated fair value complies with GAAP. We have reviewed the assumptions, processes, and conclusions of the third party provider. We have determined these assumptions, processes, and conclusions to be reasonable and appropriate in determining the fair value of this asset. See the table below for inputs and valuation techniques used for Level 3 MSRs.

Level 3 Reconciliation

Following is a reconciliation of the beginning and ending balances of recurring fair value measurements, for the periods indicated, using significant unobservable (Level 3) inputs:

(in thousands)	2024 Equity Securities at Fair Value	2024 Mortgage Servicing Rights	2023 Equity Securities at Fair Value	2023 Mortgage Servicing Rights
Beginning balance	$ 3,158	$ 7,665	$ 2,166	$ 8,468
Total unrealized gains (losses)				
Included in net income	623	312	992	(188)
Issues	0	123	0	162
Settlements	0	(743)	0	(777)
Ending balance	$ 3,781	$ 7,357	$ 3,158	$ 7,665
Total gains (losses) for the period included in net income attributable to the change in unrealized gains or losses related to assets still held at the reporting date	$ 623	$ 312	$ 992	$ (188)

Realized and unrealized gains and losses for items reflected in the table above are included in net income in the consolidated statements of income as follows:

Noninterest Income

(in thousands)	2024	2023
Total gains	$ 192	$ 27

Nonrecurring Measurements

The following tables present the fair value measurements of assets recognized in the accompanying balance sheets measured at fair value on a nonrecurring basis as of December 31, 2024 and December 31, 2023 and indicate the level within the fair value hierarchy of the valuation techniques.

		Fair Value Measurements at December 31, 2024 Using		
(in thousands)	**Fair Value**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Assets measured – nonrecurring basis				
Collateral dependent loans	$ 8,310	$ 0	$ 0	$ 8,310
Other real estate owned	731	0	0	731

		Fair Value Measurements at December 31, 2023 Using		
(in thousands)	**Fair Value**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Assets measured – nonrecurring basis				
Collateral dependent loans	$ 8,397	$ 0	$ 0	$ 8,397
Other real estate owned	205	0	0	205

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a nonrecurring basis and recognized in the accompanying balance sheet, as well as the general classification of such assets pursuant to the valuation hierarchy. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

Collateral Dependent Loans

The estimated fair value of collateral-dependent loans is based on the appraised fair value of the collateral, less estimated cost to sell. Collateral-dependent loans are classified within Level 3 of the fair value hierarchy.

CTBI considers the appraisal or evaluation as the starting point for determining fair value and then considers other factors and events in the environment that may affect the fair value. Appraisals of the collateral underlying collateral-dependent loans are obtained when the loan is determined to be collateral-dependent and subsequently as deemed necessary by the Chief Credit Officer. Appraisals are reviewed for accuracy and consistency by the Chief Credit Officer. Appraisers are selected from the list of approved appraisers maintained by management. The appraised values are reduced by discounts to consider lack of marketability and estimated cost to sell if repayment or satisfaction of the loan is dependent on the sale of the collateral. These discounts and estimates are developed by the Chief Credit Officer by comparison to historical results.

Loans considered collateral-dependent are loans for which the repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulty in accordance with ASC 326-20-35-5. Fair value adjustments on collateral-dependent loans disclosed above were $0.1 million and $0.3 million for the years ended December 31, 2024 and December 31, 2023, respectively.

Other Real Estate Owned

In accordance with the provisions of ASC 360, *Property, Plant, and Equipment,* OREO is carried at the lower of fair value at acquisition date or current estimated fair value, less estimated cost to sell when the real estate is acquired. Estimated fair value of OREO is based on appraisals or evaluations. OREO is classified within Level 3 of the fair value hierarchy. Long-lived assets are subject to nonrecurring fair value adjustments to reflect subsequent partial write-downs that are based on the observable market price or current appraised value of the collateral. Fair value adjustments on OREO disclosed above were $0.1 million for each of the years ended December 31, 2024 and December 31, 2023.

Our policy for determining the frequency of periodic reviews is based upon consideration of the specific properties and the known or perceived market fluctuations in a particular market and is typically between 12 and 18 months but generally not more than 24 months. Appraisers are selected from the list of approved appraisers maintained by management.

Unobservable (Level 3) Inputs

The following tables present quantitative information about unobservable inputs used in recurring and nonrecurring Level 3 fair value measurements at December 31, 2024 and December 31, 2023.

	Quantitative Information about Level 3 Fair Value Measurements			
(in thousands)	Fair Value at December 31, 2024	Valuation Technique(s)	Unobservable Input	Range (Weighted Average)
Equity securities at fair value	$ 3,781	Discount cash flows, computer pricing model	Discount rate	8.0% - 12.0% (10.0%)
			Conversion date	Dec 2025 – Dec 2029 (Dec 2027)
Mortgage servicing rights	$ 7,357	Discount cash flows, computer pricing model	Constant prepayment rate	0.0% - 21.2% (6.6%)
			Probability of default	0.0% - 100.0% (1.7%)
			Discount rate	9.5% - 12.3% (10.1%)
Collateral-dependent loans	$ 8,310	Market comparable properties	Marketability discount	11.5% - 18.9% (12.6%)
Other real estate owned	$ 731	Market comparable properties	Comparability adjustments	10.0% - 58.53% (42.2%)

	Quantitative Information about Level 3 Fair Value Measurements			
(in thousands)	Fair Value at December 31, 2023	Valuation Technique(s)	Unobservable Input	Range (Weighted Average)
Equity securities at fair value	$ 3,158	Discount cash flows, computer pricing model	Discount rate	15.0% - 25.0% (20.0%)
			Conversion date	Dec 2028 – Dec 2032 (Dec 2030)
Mortgage servicing rights	$ 7,665	Discount cash flows, computer pricing model	Constant prepayment rate	0.0% - 77.6% (7.5%)
			Probability of default	0.0% - 66.7% (1.0%)
			Discount rate	9.5% - 12.0% (10.0%)
Collateral-dependent loans	$ 8,397	Market comparable properties	Marketability discount	10.9% - 19.6% (12.2%)
Other real estate owned	$ 205	Market comparable properties	Comparability adjustments	10.0% - 23.9% (17.5%)

Uncertainty of Fair Value Measurements

The following is a discussion of the uncertainty of fair value measurements, the interrelationships between those inputs and other unobservable inputs used in recurring fair value measurement, and how those inputs might magnify or mitigate the effect of changes in the unobservable inputs on the fair value measurement.

Equity Securities at Fair Value

Fair value for equity securities is derived based on unobservable inputs, such as the discount rate, quarterly dividends payable to the Visa Class B common stock, and the prevailing conversion rate at the conversion date. The most recent conversion rate of 1.5653 and the most recent dividend rate of 0.9235 were used to derive the fair value estimate. Significant increases (decreases) in either of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for discount rate is accompanied by a directionally opposite change in the fair value estimate.

Mortgage Servicing Rights

Fair value for MSRs is derived based on unobservable inputs, such as prepayment speeds of the underlying loans generated using the Andrew Davidson Prepayment Model, FHLMC/FNMA guidelines, the weighted average life of the loan, the discount rate, the weighted average coupon, and the weighted average default rate. Significant increases (decreases) in either of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for prepayment speeds is accompanied by a directionally opposite change in the assumption for interest rates.

Fair Value of Financial Instruments

The following table presents estimated fair value of CTBI's financial instruments as of December 31, 2024 and indicates the level within the fair value hierarchy of the valuation techniques. In accordance with the adoption of ASU 2016-01, the fair values as of December 31, 2024 were measured using an exit price notion.

(in thousands)	Carrying Amount	Fair Value Measurements at December 31, 2024 Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:				
Cash and cash equivalents	$ 369,505	$ 369,505	$ 0	$ 0
Certificates of deposit in other banks	245	0	245	0
Debt securities available-for-sale	1,055,728	328,569	727,159	0
Equity securities at fair value	3,781	0	0	3,781
Loans held for sale	184	188	0	0
Loans, net	4,431,669	0	0	4,166,636
Federal Home Loan Bank stock	5,062	0	5,062	0
Federal Reserve Bank stock	4,887	0	4,887	0
Accrued interest receivable	24,758	0	24,758	0
Financial liabilities:				
Deposits	$ 5,070,189	$ 1,242,676	$ 3,598,253	$ 0
Repurchase agreements	240,166	0	0	240,213
Federal funds purchased	500	0	500	0
Advances from Federal Home Loan Bank	314	0	322	0
Long-term debt	64,016	0	0	52,394
Accrued interest payable	8,378	0	8,378	0
Unrecognized financial instruments:				
Letters of credit	$ 0	$ 0	$ 0	$ 0
Commitments to extend credit	0	0	0	0
Forward sale commitments	0	0	0	0

The following table presents estimated fair value of CTBI's financial instruments as of December 31, 2023 and indicates the level within the fair value hierarchy of the valuation techniques.

(in thousands)	Carrying Amount	Fair Value Measurements at December 31, 2023 Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:				
Cash and cash equivalents	$ 271,400	$ 271,400	$ 0	$ 0
Certificates of deposit in other banks	245	0	245	0
Debt securities available-for-sale	1,163,724	336,285	827,439	0
Equity securities at fair value	3,158	0	0	3,158
Loans held for sale	152	154	0	0
Loans, net	4,001,363	0	0	3,745,477
Federal Home Loan Bank stock	4,712	0	4,712	0
Federal Reserve Bank stock	4,887	0	4,887	0
Accrued interest receivable	23,575	0	23,575	0
Financial liabilities:				
Deposits	$ 4,724,622	$ 1,260,690	$ 3,480,806	$ 0
Repurchase agreements	225,245	0	0	225,187
Federal funds purchased	500	0	500	0
Advances from Federal Home Loan Bank	334	0	349	0
Long-term debt	64,241	0	0	50,326
Accrued interest payable	7,389	0	7,389	0
Unrecognized financial instruments:				
Letters of credit	$ 0	$ 0	$ 0	$ 0
Commitments to extend credit	0	0	0	0
Forward sale commitments	0	0	0	0

17. Off-Balance Sheet Transactions and Guarantees

CTBI is a party to transactions with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include standby letters of credit and commitments to extend credit in the form of unused lines of credit. CTBI uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

At December 31, 2024 and 2023, CTBI had the following off-balance sheet financial instruments, whose approximate contract amounts represent additional credit risk to CTBI:

(in thousands)	2024	2023
Standby letters of credit	$ 38,796	$ 38,861
Commitments to extend credit	902,437	997,158
Total off-balance sheet financial instruments	$ 941,233	$ 1,036,019

Standby letters of credit represent conditional commitments to guarantee the performance of a third party. The credit risk involved is essentially the same as the risk involved in making loans. At December 31, 2024, we maintained a credit loss reserve recorded in other liabilities of approximately $0.2 million relating to these financial standby letters of credit. The reserve coverage calculation was determined using essentially the same methodology as used for the ACL. Approximately 72% of the total standby letters of credit are secured, with $22.5 million of the total $27.8 million secured by cash. Collateral for the remaining secured standby letters of credit varies but is comprised primarily of accounts receivable, inventory, property, equipment, and income-producing properties.

Commitments to extend credit are agreements to originate loans to customers as long as there is no violation of any condition of the contract. At December 31, 2024, a credit loss reserve recorded in other liabilities of $1.5 million was maintained relating to these commitments. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate, and residential real estate. A portion of the commitments is to extend credit at fixed rates. Fixed rate loan commitments at December 31, 2024 of $122.0 million had interest rates ranging predominantly from 4.0% to 8.25% and terms of predominantly two years or less. These credit commitments were based on prevailing rates, terms, and conditions applicable to other loans being made at December 31, 2024.

Included in our commitments to extend credit are mortgage loans in the process of origination which are intended for sale to investors in the secondary market. These forward sale commitments are on an individual loan basis that CTBI originates as part of our mortgage banking activities. CTBI commits to sell the loans at specified prices in a future period, typically within 60 days. These commitments are acquired to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale, since CTBI is exposed to interest rate risk during the period between issuing a loan commitment and the sale of the loan into the secondary market. There were no mortgage loans in the process of origination at December 31, 2024. We had mortgage loans in the process of origination totaling $0.4 million at December 31, 2023. Mortgage loans held for sale were $0.2 million for each of the years ended December 31, 2024 and 2023.

18. Concentrations of Credit Risk

CTBI's banking activities include granting commercial, residential, and consumer loans to customers primarily located in eastern, northeastern, central, and south central Kentucky, southern West Virginia, and northeastern Tennessee. CTBI is continuing to manage all components of its portfolio mix in a manner to reduce risk from changes in economic conditions. Concentrations of credit, as defined for regulatory purposes, are reviewed quarterly by management to ensure that internally established limits based on Tier 1 Capital plus the ACL are not exceeded. On December 31, 2024, and December 31, 2023, our concentrations of hospitality industry credits were 64% and 62% of Tier 1 Capital plus the ACL, respectively. Lessors of residential buildings and dwellings were 51% and 46% for each period end, respectively, and lessors of non-residential buildings credits were 32% and 35% for each period end, respectively. These percentages are within our internally established limits regarding concentrations of credit.

19. Commitments and Contingencies

CTBI and our subsidiaries, and from time to time, our officers, are named defendants in legal actions arising from ordinary business activities. Management, after consultation with legal counsel, believes any pending actions at December 31, 2024 are without merit or that the ultimate liability, if any, will not materially affect our consolidated financial position or results of operations.

20. Regulatory Matters

CTBI's principal source of funds is dividends received from our banking subsidiary, CTB. Regulations limit the amount of dividends that may be paid by CTB without prior approval. During 2025, approximately $102.6 million plus any 2025 net profits can be paid by CTB without prior regulatory approval.

CTBI and CTB are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material adverse effect on CTBI's financial statements. Under regulatory capital adequacy guidelines, CTBI and CTB must meet specific capital guidelines that involve quantitative measures of CTBI's and CTB's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Additionally, CTB must meet specific capital guidelines to be considered well capitalized per the regulatory framework for prompt corrective action. CTBI's and CTB's capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

CTBI and CTB must maintain certain minimum capital ratios as set forth in the table below for capital adequacy purposes. On October 29, 2019, federal banking regulators adopted a final rule to simplify the regulatory capital requirements for eligible community banks and holding companies that opt-in to the community bank leverage ratio framework (the "CBLR framework"), as required by Section 201 of the Economic Growth, Relief and Consumer Protection Act of 2018. Under the final rule, which became effective as of January 1, 2020, community banks and holding companies (which includes CTB and CTBI) that satisfy certain qualifying criteria, including having less than $10 billion in average total consolidated assets and a leverage ratio (referred to as the "community bank leverage ratio") of greater than 9%, were eligible to opt-in to the CBLR framework. The community bank leverage ratio is the ratio of a banking organization's Tier 1 capital to its average total consolidated assets, both as reported on the banking organization's applicable regulatory filings. Accordingly, a qualifying community banking organization that has a community bank leverage ratio greater than 9% will be considered to have met: (i) the risk-based and leverage capital requirements of the generally applicable capital rules; (ii) the capital ratio requirements in order to be considered well-capitalized under the prompt corrective action framework; and (iii) any other applicable capital or leverage requirements. Management elected to use the CBLR framework for CTBI and CTB. CTBI's and CTB's CBLR ratios as of December 31, 2024 and 2023 are disclosed below.

Consolidated Capital Ratios

(in thousands)	Actual		For Capital Adequacy Purposes	
	Amount	Ratio	Amount	Ratio
As of December 31, 2024:				
CBLR	$ 847,280	13.76%	$ 554,207	9.00%
As of December 31, 2023:				
CBLR	$ 797,672	13.69%	$ 524,234	9.00%

Community Trust Bank, Inc.'s Capital Ratios

(in thousands)	Actual		For Capital Adequacy Purposes	
	Amount	Ratio	Amount	Ratio
As of December 31, 2024:				
CBLR	$ 813,737	13.29%	$ 551,141	9.00%
As of December 31, 2023:				
CBLR	$ 766,180	13.22%	$ 521,612	9.00%

21. Parent Company Financial Statements

Condensed Balance Sheets

(in thousands) December 31	2024	2023
Assets:		
Cash on deposit	$ 2,797	$ 3,183
Investment in and advances to subsidiaries	814,196	759,048
Goodwill	4,973	4,973
Premises and equipment, net	307	237
Deferred tax asset	450	434
Other assets	128	49
Total assets	$ 822,851	$ 767,924
Liabilities and shareholders' equity:		
Long-term debt	$ 61,341	$ 61,341
Other liabilities	3,926	4,375
Total liabilities	65,267	65,716
Shareholders' equity	757,584	702,208
Total liabilities and shareholders' equity	$ 822,851	$ 767,924

Condensed Statements of Income and Comprehensive Income (Loss)

(in thousands)

Year Ended December 31	2024	2023	2022
Income:			
Dividends from subsidiaries	$ 36,405	$ 29,931	$ 31,544
Other income	1,173	1,400	710
Total income	37,578	31,331	32,254
Expenses:			
Interest expense	4,410	4,287	2,060
Depreciation expense	201	125	75
Other expenses	4,706	4,718	4,833
Total expenses	9,317	9,130	6,968
Income before income taxes and equity in undistributed income of subsidiaries	28,261	22,201	25,286
Income tax benefit	(2,394)	(2,012)	(1,808)
Income before equity in undistributed income of subsidiaries	30,655	24,213	27,094
Equity in undistributed income of subsidiaries	52,158	53,791	54,720
Net income	$ 82,813	$ 78,004	$ 81,814
Other comprehensive income (loss):			
Unrealized holding gains (losses) on debt securities available-for-sale:			
Unrealized holding gains (losses) arising during the period	6,607	36,863	(168,060)
Less: Reclassification adjustments for realized gains (losses) included in net income	8	4	(81)
Tax expense (benefit)	1,647	11,028	(43,675)
Other comprehensive income (loss), net of tax	4,952	25,831	(124,304)
Comprehensive income (loss)	$ 87,765	$ 103,835	$ (42,490)

Condensed Statements of Cash Flows

(in thousands)

Year Ended December 31	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 82,813	$ 78,004	$ 81,814
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	201	125	76
Equity in undistributed earnings of subsidiaries	(52,158)	(53,791)	(54,720)
Deferred taxes	(16)	(174)	630
Stock-based compensation	1,354	1,576	1,366
Gains on sale of assets, net	0	(48)	0
Changes in:			
Other assets	(79)	4,758	611
Other liabilities	(593)	1,039	(1,115)
Net cash provided by operating activities	31,522	31,489	28,662
Cash flows from investing activities:			
Net purchases of premises and equipment	(271)	(229)	(95)
Proceeds from sale and retirement of premises and equipment	0	48	0
Net cash used in investing activities	(271)	(181)	(95)
Cash flows from financing activities:			
Issuance of common stock	1,770	1,129	1,041
Dividends paid	(33,407)	(32,187)	(29,938)
Net cash used in financing activities	(31,637)	(31,058)	(28,897)
Net increase (decrease) in cash and cash equivalents	(386)	250	(330)
Cash and cash equivalents at beginning of year	3,183	2,933	3,263
Cash and cash equivalents at end of year	$ 2,797	$ 3,183	$ 2,933

22. Segment Reporting

CTBI is a financial holding company, whose principal activity is the ownership and management of its wholly-owned subsidiaries, including CTB and Community Trust and Investment Company. As a community-oriented financial institution, the majority of CTBI's operations consist of commercial and personal banking services. Management analyzes the operation of CTBI assuming one operating segment, community banking services. CTBI, through our operating subsidiaries, offers a wide range of consumer and commercial community banking services. CTBI's chief operating decision maker is comprised of the executive leadership team. For CTBI, the executive leadership team uses gross profit to allocate resources in the annual budget and forecasting process. The chief operating decision maker considers budget-to-actual variances on a monthly basis for profit measures when making decisions about allocating capital and personnel to the operating segment. For CTBI, the executive leadership team uses net interest income and noninterest income to allocate resources (including employees, financial, or capital resources) to that segment in the annual budget and forecasting process and uses that measure as a basis for evaluating product offerings and pricing. The following tables present information about reported segment revenue, measures of a segment's profit or loss, and significant segment expenses for the years ended December 31, 2024, 2023, and 2022, and measure of a segment's assets as of December 31, 2024 and 2023. CTBI does not allocate all holding company expenses, income taxes, or unusual items to the reportable segment. Accounting policies for the segment are the same as described in note 1 above. All operations of CTBI are domestic. The following tables present the reconciliations of reportable segment revenues and measures of profit or loss and line item reconciliation to CTBI's consolidated financial statement totals.

(in thousands) Year Ended December 31, 2024	Community Banking Services	Holding Company	Eliminations	Consolidated
Interest income:				
Interest and fees on loans, including loans held for sale	$ 274,619	$ 0	$ 0	$ 274,619
Interest and dividends on securities:				
Taxable	24,953	0	0	24,953
Tax exempt	2,553	0	0	2,553
Interest and dividends on Federal Reserve Bank and Federal Home Loan Bank stock	783	0	0	783
Interest on Federal Reserve Bank deposits	10,101	0	0	10,101
Other, including interest on federal funds sold	301	133	0	434
Total interest income	313,310	133	0	313,443
Interest expense:				
Interest on deposits	112,516	0	0	112,516
Interest on repurchase agreements and federal funds purchased	10,393	0	0	10,393
Interest on advances from Federal Home Loan Bank	16	0	0	16
Interest on long-term debt	365	4,410	(252)	4,523
Total interest expense	123,290	4,410	(252)	127,448
Net interest income	190,020	(4,277)	252	185,995
Provision for credit losses	10,951	0	0	10,951
Net interest income after provision for credit losses	179,069	(4,277)	252	175,044
Noninterest income:				
Deposit related fees	29,824	0	0	29,824
Gains on sales of loans, net	294	0	0	294
Trust and wealth management income	14,921	0	0	14,921
Loan related fees	4,957	0	0	4,957
Bank owned life insurance	5,236	0	0	5,236
Brokerage revenue	2,272	0	0	2,272
Securities gains (losses)	631	0	0	631
Dividend and undistributed income from subsidiaries	0	88,430	(88,430)	0
Other noninterest income	5,540	1,173	(2,283)	4,430
Total noninterest income	63,675	89,603	(90,713)	62,565
Noninterest expense:				
Officer salaries and employee benefits	15,107	2,039	(830)	16,316
Other salaries and employee benefits	63,111	873	(873)	63,111
Occupancy, net	9,440	2	0	9,442
Equipment	2,746	201	(185)	2,762
Data processing	11,152	20	0	11,172
Bank franchise tax	1,685	0	0	1,685
Legal fees	906	184	0	1,090
Professional fees	2,581	441	(239)	2,783
Advertising and marketing	3,078	52	0	3,130
FDIC insurance	2,586	0	0	2,586
Other real estate owned provision and expense	152	0	0	152
Repossession expense	1,089	0	0	1,089
Other noninterest expense	14,666	1,095	(156)	15,605
Total noninterest expense	128,299	4,907	(2,283)	130,923
Income before income taxes	114,445	80,419	(88,178)	106,686
Income taxes	26,267	(2,394)	0	23,873
Net income	$ 88,178	$ 82,813	$ (88,178)	$ 82,813

(in thousands) Year Ended December 31, 2023	Community Banking Services	Holding Company	Eliminations	Consolidated
Interest income:				
Interest and fees on loans, including loans held for sale	$ 230,844	$ 0	$ 0	$ 230,844
Interest and dividends on securities:				
Taxable	27,263	0	0	27,263
Tax exempt	2,678	0	0	2,678
Interest and dividends on Federal Reserve Bank and Federal Home Loan Bank stock	759	0	0	759
Interest on Federal Reserve Bank deposits	6,831	0	0	6,831
Other, including interest on federal funds sold	146	129	0	275
Total interest income	268,521	129	0	268,650
Interest expense:				
Interest on deposits	81,167	0	0	81,167
Interest on repurchase agreements and federal funds purchased	8,994	0	0	8,994
Interest on advances from Federal Home Loan Bank	1,004	0	0	1,004
Interest on long-term debt	333	4,286	(244)	4,375
Total interest expense	91,498	4,286	(244)	95,540
Net interest income	177,023	(4,157)	244	173,110
Provision for credit losses	6,811	0	0	6,811
Net interest income after provision for credit losses	170,212	(4,157)	244	166,299
Noninterest income:				
Deposit related fees	29,935	0	0	29,935
Gains on sales of loans, net	395	0	0	395
Trust and wealth management income	13,025	0	0	13,025
Loan related fees	3,792	0	0	3,792
Bank owned life insurance	3,517	0	0	3,517
Brokerage revenue	1,473	0	0	1,473
Securities gains (losses)	996	0	0	996
Dividend and undistributed income from subsidiaries	0	83,593	(83,593)	0
Other noninterest income	5,551	1,400	(2,425)	4,526
Total noninterest income	58,684	84,993	(86,018)	57,659
Noninterest expense:				
Officer salaries and employee benefits	13,766	2,511	(1,071)	15,206
Other salaries and employee benefits	58,505	826	(826)	58,505
Occupancy, net	8,900	0	0	8,900
Equipment	2,943	125	(125)	2,943
Data processing	9,711	15	0	9,726
Bank franchise tax	1,649	0	0	1,649
Legal fees	1,008	123	0	1,131
Professional fees	2,083	383	(247)	2,219
Advertising and marketing	3,191	23	0	3,214
FDIC insurance	2,483	0	0	2,483
Other real estate owned provision and expense	350	0	0	350
Repossession expense	531	0	0	531
Other noninterest expense	17,852	838	(157)	18,533
Total noninterest expense	122,972	4,844	(2,426)	125,390
Income before income taxes	105,924	75,992	(83,348)	98,568
Income taxes	22,576	(2,012)	0	20,564
Net income	$ 83,348	$ 78,004	$ (83,348)	$ 78,004

(in thousands) Year Ended December 31, 2022	Community Banking Services	Holding Company	Eliminations	Consolidated
Interest income:				
Interest and fees on loans, including loans held for sale	$ 169,885	$ 0	$ 0	$ 169,885
Interest and dividends on securities:				
Taxable	21,695	0	0	21,695
Tax exempt	2,998	0	0	2,998
Interest and dividends on Federal Reserve Bank and Federal Home Loan Bank stock	603	0	0	603
Interest on Federal Reserve Bank deposits	2,439	0	0	2,439
Other, including interest on federal funds sold	60	62	0	122
Total interest income	197,680	62	0	197,742
Interest expense:				
Interest on deposits	24,068	0	0	24,068
Interest on repurchase agreements and federal funds purchased	2,540	0	0	2,540
Interest on advances from Federal Home Loan Bank	20	0	0	20
Interest on long-term debt	70	2,060	(118)	2,012
Total interest expense	26,698	2,060	(118)	28,640
Net interest income	170,982	(1,998)	118	169,102
Provision for credit losses	4,905	0	0	4,905
Net interest income after provision for credit losses	166,077	(1,998)	118	164,197
Noninterest income:				
Deposit related fees	29,049	0	0	29,049
Gains on sales of loans, net	1,525	0	0	1,525
Trust and wealth management income	12,394	0	0	12,394
Loan related fees	6,185	0	0	6,185
Bank owned life insurance	2,708	0	0	2,708
Brokerage revenue	1,846	0	0	1,846
Securities gains (losses)	(168)	0	0	(168)
Dividend and undistributed income from subsidiaries	0	86,202	(86,202)	0
Other noninterest income	5,430	710	(1,763)	4,377
Total noninterest income	58,969	86,912	(87,965)	57,916
Noninterest expense:				
Officer salaries and employee benefits	13,877	2,570	(525)	15,922
Other salaries and employee benefits	56,568	801	(801)	56,568
Occupancy, net	8,380	0	0	8,380
Equipment	2,703	75	(75)	2,703
Data processing	8,889	24	(3)	8,910
Bank franchise tax	1,528	0	0	1,528
Legal fees	1,044	115	0	1,159
Professional fees	2,125	402	(252)	2,275
Advertising and marketing	2,982	23	0	3,005
FDIC insurance	1,447	0	0	1,447
Other real estate owned provision and expense	456	0	0	456
Repossession expense	546	0	0	546
Other noninterest expense	17,381	898	(107)	18,172
Total noninterest expense	117,926	4,908	(1,763)	121,071
Income before income taxes	107,120	80,006	(86,084)	101,042
Income taxes	21,036	(1,808)	0	19,228
Net income	$ 86,084	$ 81,814	$ (86,084)	$ 81,814

The following tables present other segment disclosures:

thousands) Year Ended December 31, 2024	Community Banking Services		Holding Company		Eliminations		Consolidated	
Depreciation	$	3,622	$	201	$	0	$	3,823
Amortization of operating lease right-of-use assets		1,180		0		0		1,180
Significant non-cash items:								
Provision for credit losses		10,951		0		0		10,951
Change in cash surrender value of bank owned life insurance		3,995		0		0		3,995
Expenditures for long-lived assets		7,807		271		0		8,078

thousands) Year Ended December 31, 2023	Community Banking Services		Holding Company		Eliminations		Consolidated	
Depreciation	$	3,666	$	125	$	0	$	3,791
Amortization of operating lease right-of-use assets		1,560		0		0		1,560
Significant non-cash items:								
Provision for credit losses		6,811		0		0		6,811
Change in cash surrender value of bank owned life insurance		2,361		0		0		2,361
Expenditures for long-lived assets		6,093		229		0		6,322

thousands) Year Ended December 31, 2022	Community Banking Services		Holding Company		Eliminations		Consolidated	
Depreciation	$	3,305	$	76	$	0	$	3,381
Amortization of operating lease right-of-use assets		1,838		0		0		1,838
Significant non-cash items:								
Provision for credit losses		4,905		0		0		4,905
Change in cash surrender value of bank owned life insurance		1,650		0		0		1,650
Expenditures for long-lived assets		6,123		95		0		6,218

Below is a reconciliation of our reportable segment assets to CTBI's consolidated total assets:

(in thousands)	December 31 2024		December 31 2023	
Assets				
Community banking services assets	$	6,186,518	$	5,765,286
Holding company assets		822,851		767,923
Elimination of subsidiary and parent cash and intercompany receivables		(3,780)		(6,317)
Elimination of investment in subsidiaries		(812,345)		(757,196)
Consolidated total assets	$	6,193,245	$	5,769,696

23. Revenue Recognition

CTBI's primary source of revenue is interest income generated from loans and investment securities. Interest income is recognized according to the terms of the financial instrument agreement over the life of the loan or investment security unless it is determined that the counterparty is unable to continue making interest payments. Interest income also includes prepaid interest fees from commercial customers, which approximates the interest foregone on the balance of the loan prepaid.

CTBI's additional source of income, also referred to as noninterest income, includes service charges on deposit accounts, gains on sales of loans, trust and wealth management income, loan related fees, brokerage revenue, and other miscellaneous income and is largely based on contracts with customers. In these cases, CTBI recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. CTBI considers a customer to be any party to which we will provide goods or services that are an output of CTBI's ordinary activities in exchange for consideration. There is little seasonality with regards to revenue from contracts with customers and all inter-company revenue is eliminated when CTBI's financial statements are consolidated.

Generally, CTBI enters into contracts with customers that are short-term in nature where the performance obligations are fulfilled and payment is processed at the same time. Such examples include revenue related to merchant fees, interchange fees, and investment services income. In addition, revenue generated from existing customer relationships such as deposit accounts are also considered short-term in nature, because the relationship may be terminated at any time and payment is processed at the time performance obligations are fulfilled. As a result, CTBI does not have contract assets, contract liabilities, or related receivable accounts for contracts with customers. In cases where collectability is a concern, CTBI does not record revenue.

Generally, the pricing of transactions between CTBI and each customer is either (i) established within a legally enforceable contract between the two parties, as is the case with loan sales, or (ii) disclosed to the customer at a specific point in time, as is the case when a deposit account is opened or before a new loan is underwritten. Fees are usually fixed at a specific amount or as a percentage of a transaction amount. No judgment or estimates by management are required to record revenue related to these transactions and pricing is clearly identified within these contracts.

CTBI primarily operates in Kentucky and contiguous areas. Therefore, all significant operating decisions are based upon analysis of CTBI as one operating segment.

We disaggregate our revenue from contracts with customers by contract-type and timing of revenue recognition, as we believe it best depicts how the nature, amount, timing, and uncertainty of our revenue and cash flows are affected by economic factors. Noninterest income not generated from customers during CTBI's ordinary activities primarily relates to MSRs, gains/losses on the sale of investment securities, gains/losses on the sale of OREO, gains/losses on the sale of property, plant and equipment, and income from bank owned life insurance.

For more information related to our components of noninterest income, see the consolidated statements of income and comprehensive income above.

24. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

(in thousands except per share data)

Year Ended December 31		2024		2023		2022
Numerator:						
Net income	$	82,813	$	78,004	$	81,814
Denominator:						
Basic earnings per share:						
Weighted average shares		17,950		17,887		17,836
Diluted earnings per share:						
Dilutive effect of equity grants		27		13		15
Adjusted weighted average shares		17,977		17,900		17,851
Earnings per share:						
Basic earnings per share	$	4.61	$	4.36	$	4.59
Diluted earnings per share		4.61		4.36		4.58

There were no options to purchase common shares that were excluded from the diluted calculations above for the years ended December 31, 2024, 2023, and 2022. In addition to in-the-money stock options, unvested restricted stock grants were also used in the calculation of diluted earnings per share based on the treasury method.

25. Accumulated Other Comprehensive Income (Loss)

Unrealized gains (losses) on AFS securities

Amounts reclassified from accumulated other comprehensive income (loss) ("AOCI") and the affected line items in the statements of income during the years ended December 31, 2024, 2023, and 2022 were:

(in thousands)

		Amounts Reclassified from AOCI				
Year Ended December 31		2024		2023		2022
Affected line item in the statements of income						
Securities gains (losses)	$	8	$	4	$	(81)
Tax expense (benefit)		2		1		(21)
Total reclassifications out of AOCI	$	6	$	3	$	(60)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders, Board of Directors, and Audit Committee
Community Trust Bancorp, Inc.
Pikeville, Kentucky

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Community Trust Bancorp, Inc. (Company) as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of
December 31, 2024, based on criteria established in *Internal Control—Integrated Framework 2013* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2025, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses

The Company's loan portfolio totaled $4.5 billion as of December 31, 2024 and the associated allowance for credit losses (ACL) was $55 million. As more fully described in Notes 1 and 4 to the consolidated financial statements, the Company estimates the ACL at a level that is appropriate to cover estimated credit losses on individually evaluated loans, as well as estimated credit losses inherent in the remainder of the loan and lease portfolio. Expected credit losses are measured on a collective (pool) basis using a discounted cash flow method when the financial assets share similar risk characteristics. Loans that do not share similar risk characteristics are evaluated on an individual basis. Historical loss rates reflecting estimated life of loan losses are analyzed and applied to their respective loan segments comprised of loans not subject to individual evaluation. The Company uses discounted cash flow loss rate methodologies for all loan segments. The expected cash flows are modeled considering probability of default and segment-specific loss given default ("LGD") risk factors. Cash flows are then discounted at that effective yield to produce an instrument-level net present value ("NPV") of expected cash flows. An ACL is established for the difference between the instrument's NPV and amortized cost basis. The modeling of expected prepayment speeds, curtailment rates, and time to recovery are based on historical internal data and adjusted, if necessary, based on the reasonable and supportable forecast of economic conditions. Management incorporates qualitative factors to loss estimates used to derive the Company's total ACL, including delinquency trends, current economic conditions and trends, strength of supervision and administration of the loan portfolio, levels of underperforming loans, and underwriting exceptions.

We identified the valuation of the ACL as a critical audit matter. The principal considerations for that determination included the high degree of judgment and subjectivity involved in evaluating management's estimates, particularly as it related to evaluating management's assessment of the qualitative factors. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management's significant estimates and assumptions.

Our audit procedures related to the estimated ACL included the following procedures, among others.
- Obtained an understanding of the Company's process for establishing the ACL, including the qualitative and forecast factor adjustments of the ACL
- Evaluated the design and tested the operating effectiveness of internal controls relating to management's determination of the ACL, including controls over:
  - Management's process for identification, basis for development and related adjustments; including reasonableness, of the qualitative factor components of the ACL
  - Management's review of reliability and accuracy of data used to calculate and estimate the qualitative factor components of the ACL, including accuracy of the calculation
- Evaluated the reasonableness of management's application of qualitative factor adjustments to historical loss rates in the ACL, including:
  - Evaluated completeness and accuracy of the information utilized as a basis for the qualitative factors to third party or internal sources
  - Evaluated the relevance of inputs in the calculation utilized as a basis for the qualitative factors
  - Inspected overall trends in credit quality by comparing the Company's year-over-year changes in qualitative factors and the ACL
- Evaluated the mathematical accuracy of formulas used in setting qualitative factors and application of the factors to loan segments

We have served as the Company's auditor since 2006.

Forvis Mazars, LLP
Louisville, Kentucky
February 28, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders, Board of Directors, and Audit Committee
Community Trust Bancorp, Inc.
Pikeville, Kentucky

Opinion on the Internal Control over Financial Reporting
We have audited Community Trust Bancorp, Inc.'s (Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control—Integrated Framework 2013* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control—Integrated Framework 2013* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, and our report dated February 28, 2025 expressed an unqualified opinion on those financial statements.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management report on internal control. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Forvis Mazars, LLP
Louisville, Kentucky
February 28, 2025

MANAGEMENT REPORT ON INTERNAL CONTROL

We, as management of Community Trust Bancorp, Inc. and its subsidiaries ("CTBI"), are responsible for establishing and maintaining adequate internal control over financial reporting. Pursuant to the rules and regulations of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Because of the inherent limitations, any system of internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements due to the possibility that a control can be circumvented or overridden or that misstatements due to error or fraud may occur that are not detected. Also, projections of the effectiveness to future periods are subject to the risk that the internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures included in such controls may deteriorate.

Management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the control criteria in the 2013 COSO Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, we have concluded that CTBI's internal control over financial reporting is effective as of December 31, 2024.

The effectiveness of CTBI's internal control over financial reporting as of December 31, 2024 has been audited by Forvis Mazars, LLP (formerly FORVIS, LLP), an independent registered public accounting firm that audited CTBI's consolidated financial statements included in this annual report.

February 28, 2025

Mark A. Gooch
Chairman, President, and Chief Executive Officer

Kevin J. Stumbo
Executive Vice President, Chief Financial Officer,
and Treasurer

CAUTIONARY STATEMENT
REGARDING FORWARD LOOKING STATEMENTS

Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Community Trust Bancorp, Inc.'s ("CTBI") actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." These forward-looking statements involve risks and uncertainties including, but not limited to, economic conditions, portfolio growth, the credit performance of the portfolios, including bankruptcies, and seasonal factors; changes in general economic conditions including the performance of financial markets, prevailing inflation and interest rates, realized gains from sales of investments, gains from asset sales, and losses on commercial lending activities; the effects of epidemics, pandemics, or other infectious disease outbreaks; results of various investment activities; the effects of competitors' pricing policies, changes in laws and regulations, competition, and demographic changes on target market populations' savings and financial planning needs; industry changes in information technology systems on which we are highly dependent; failure of acquisitions to produce revenue enhancements or cost savings at levels or within the time frames originally anticipated or unforeseen integration difficulties; and the resolution of legal proceedings and related matters. In addition, the banking industry in general is subject to various monetary, operational, and fiscal policies and regulations, which include, but are not limited to, those determined by the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Consumer Financial Protection Bureau, and state regulators, whose policies, regulations, and enforcement actions could affect CTBI's results. These statements are representative only on the date hereof, and CTBI undertakes no obligation to update any forward-looking statements made.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand Community Trust Bancorp, Inc., our operations, and our present business environment. The MD&A is provided as a supplement to—and should be read in conjunction with—our consolidated financial statements and the accompanying notes thereto contained in this annual report. The MD&A includes the following sections:

❖ Our Business

❖ Financial Goals and Performance

❖ Results of Operations and Financial Condition

❖ Liquidity and Market Risk

❖ Interest Rate Risk

❖ Capital Resources

❖ Impact of Inflation, Changing Prices, and Economic Conditions

❖ Stock Repurchase Program

❖ Critical Accounting Policies and Estimates

Our Business

Community Trust Bancorp, Inc. ("CTBI") is a bank holding company headquartered in Pikeville, Kentucky. Currently, we own one commercial bank, Community Trust Bank, Inc. ("CTB") and one trust company, Community Trust and Investment Company. Through our subsidiaries, we have eighty-one banking locations in eastern, northeastern, central, and south central Kentucky, southern West Virginia, and northeastern Tennessee, four trust offices across Kentucky, and one trust office in northeastern Tennessee. At December 31, 2024, we had total consolidated assets of $6.2 billion and total consolidated deposits, including repurchase agreements, of $5.3 billion. Total shareholders' equity at December 31, 2024 was $757.6 million. Trust assets under management at December 31, 2024 were $3.7 billion, including CTB's investment portfolio totaling $1.1 billion.

Through our subsidiaries, CTBI engages in a wide range of commercial and personal banking and trust and wealth management activities, which include accepting time and demand deposits; making secured and unsecured loans to corporations, individuals, and others; providing cash management services to corporate and individual customers; issuing letters of credit; renting safe deposit boxes; and providing funds transfer services. The lending activities of CTB include making commercial, construction, mortgage, and personal loans. Lines of credit, revolving lines of credit, term loans, and other specialized loans, including asset-based financing, are also available. Our corporate subsidiaries act as trustees of personal trusts, as executors of estates, as trustees for employee benefit trusts, as paying agents for bond and stock issues, as investment agent, as depositories for securities, and as providers of full-service brokerage, and insurance services. For further information, see Item 1 of our annual report on Form 10-K for the year ended December 31, 2024.

Financial Goals and Performance

The following table shows the primary measurements used by management to assess annual performance. The goals in the table below should not be viewed as a forecast of our performance for 2025. Rather, the goals represent a range of target performance for 2025. There is no assurance that any or all of these goals will be achieved. See "Cautionary Statement Regarding Forward Looking Statements."

	2024 Goals	2024 Performance	2025 Goals
Basic earnings per share	$4.31 - $4.49	$4.61	$4.86 - $5.06
Net income	$77.7 - $80.8 million	$82.8 million	$88.0 - $91.6 million
ROAA	1.33% - 1.39%	1.41%	1.41% - 1.46%
ROAE	10.99% - 11.44%	11.31%	11.17% - 11.62%
Revenues	$236.8 - $246.5 million	$248.6 million	$261.6 - $272.3 million
Noninterest revenue as % of total revenue	23.50% - 25.50%	25.00%	23.50% - 25.50%
Assets	$5.74 - $6.10 billion	$6.19 billion	$6.19 - $6.57 billion
Loans	$4.18 - $4.35 billion	$4.49 billion	$4.53 - $4.71 billion
Deposits, including repurchase agreements	$4.97 - $5.17 billion	$5.31 billion	$5.32 - $5.54 billion
Shareholders' equity	$711.2 - $740.3 million	$757.6 million	$797.8 - $830.3 million

Results of Operations and Financial Condition

We reported earnings of $82.8 million, or $4.61 per basic share, for the year ended December 31, 2024 compared to $78.0 million, or $4.36 per basic share, for the year ended December 31, 2023. Total revenue for 2024 was $17.8 million above prior year, as net interest revenue increased $12.9 million and noninterest income increased $4.9 million compared to prior year. Our provision for credit losses for 2024 increased $4.1 million over prior year, and our noninterest expense increased $5.5 million over prior year. Noninterest expense and tax expense were impacted by an accounting method change (Accounting Standards Update ("ASU") No. 2023-02), which is intended to improve the accounting and disclosures for investments in tax credit structures. Historically, the amortization expense related to our tax credits had been booked to noninterest expense. Beginning in January 2024, the amortization expense is now booked to tax expense. We had a decrease in amortization expense, recognized in other direct expenses, that totaled $2.6 million for the year ended December 31, 2023. The amortization expense included in income tax expense was $3.0 million for the year ended December 31, 2024. The amount of income tax credits and other tax benefits recognized was $4.3 million for the year ended December 31, 2024.

2024 Highlights

❖ Net interest income for the year ended December 31, 2024 increased $12.9 million, or 7.4%, from December 31, 2023 with a $325.8 million increase in average earning assets.

❖ Provision for credit losses was $11.0 million for the year ended December 31, 2024 compared to $6.8 million for the year ended December 31, 2023.

❖ Our loan portfolio increased $435.7 million, or 10.8%, from December 31, 2023 to December 31, 2024.

❖ Net loan charge-offs were $5.5 million, or 0.13% of average loans, for the year ended December 31, 2024 compared to $3.2 million, or 0.08% of average loans, for the year ended December 31, 2023.

❖ Our total nonperforming loans at $26.7 million at December 31, 2024 increased $12.7 million, or 91.1%, from December 31, 2023. Nonperforming assets at $30.3 million increased $14.7 million, or 94.7%, from December 31, 2023.

❖ Deposits, including repurchase agreements, at December 31, 2024 increased $360.5 million, or 7.3%, from December 31, 2023.

❖ Noninterest income for the year ended December 31, 2024 of $62.6 million increased $4.9 million, or 8.5%, compared to the year ended December 31, 2023.

❖ Noninterest expense for the year ended December 31, 2024 of $130.9 million increased $5.5 million, or 4.4%, compared to the year ended December 31, 2023.

Income Statement Review

(dollars in thousands)					Change 2024 vs. 2023	
Year Ended December 31		**2024**		**2023**	**Amount**	**Percent**
Net interest income	$	185,995	$	173,110	$ 12,885	7.4%
Provision for credit losses		10,951		6,811	4,140	60.8
Noninterest income		62,565		57,659	4,906	8.5
Noninterest expense		130,923		125,390	5,533	4.4
Income taxes		23,873		20,564	3,309	16.1
Net income	$	82,813	$	78,004	$ 4,809	6.2%
Average earning assets	$	5,569,948	$	5,244,128	$ 325,820	6.2%
Yield on average earnings assets, tax equivalent*		5.65%		5.15%	0.50%	9.8%
Cost of interest bearing funds		3.30%		2.72%	0.58%	21.2%
Net interest margin, tax equivalent*		3.36%		3.32%	0.04%	1.1%

*Yield on average earning assets and net interest margin are computed on a taxable equivalent basis using a 24.95% tax rate.

Consolidated Average Balance Sheets and Taxable Equivalent Income/Expense and Yields/Rates

(in thousands)		2024 Average Balances		Interest	Average Rate		2023 Average Balances		Interest	Average Rate
Earning assets:										
Loans (1)(2)(3)	$	4,247,762	$	274,886	6.47%	$	3,888,585	$	231,114	5.94%
Loans held for sale		165		24	14.55		228		31	13.60
Securities:										
U.S. Treasury and agencies		775,788		16,526	2.13		855,300		17,369	2.03
Tax exempt state and political subdivisions (3)		102,783		3,401	3.31		105,158		3,568	3.39
Other securities		227,116		8,427	3.71		243,012		9,894	4.07
Federal Reserve Bank and Federal Home Loan Bank stock		10,099		783	7.75		10,841		759	7.00
Federal funds sold		19		1	5.26		256		9	3.52
Interest bearing deposits		204,113		10,396	5.09		138,646		6,968	5.03
Other investments		245		6	2.45		245		0	0.00
Investment in unconsolidated subsidiaries		1,858		132	7.10		1,857		129	6.95
Total earning assets		5,569,948		314,582	5.65%		5,244,128		269,841	5.15%
Allowance for credit losses		(51,749)					(47,606)			
		5,518,199					5,196,522			
Nonearning assets:										
Cash and due from banks		58,714					61,184			
Premises and equipment and right of use assets, net		62,584					60,232			
Other assets		254,498					254,203			
Total assets	$	5,893,995				$	5,572,141			
Interest bearing liabilities:										
Deposits:										
Savings and demand deposits	$	2,309,430	$	62,812	2.72%	$	2,136,653	$	52,336	2.45%
Time deposits		1,260,730		49,704	3.94		1,071,584		28,831	2.69
Repurchase agreements and federal funds purchased		229,408		10,393	4.53		219,591		8,994	4.10
Advances from Federal Home Loan Bank		597		16	2.68		18,494		1,004	5.43
Long-term debt		64,130		4,365	6.81		64,351		4,257	6.62
Finance lease liability		3,438		158	4.60		3,469		118	3.40
Total interest bearing liabilities		3,867,733		127,448	3.30%		3,514,142		95,540	2.72%
Noninterest bearing liabilities:										
Demand deposits		1,238,101					1,343,917			
Other liabilities		56,042					50,418			
Total liabilities		5,161,876					4,908,477			
Shareholders' equity		732,119					663,664			
Total liabilities and shareholders' equity	$	5,893,995				$	5,572,141			
Net interest income, tax equivalent			$	187,134				$	174,301	
Less tax equivalent interest income				1,139					1,191	
Net interest income			$	185,995				$	173,110	
Net interest spread					2.35%					2.43%
Benefit of interest free funding					1.01					0.89
Net interest margin					3.36%					3.32%

(1) Interest includes fees on loans of $1,998 and $1,770 in 2024 and 2023, respectively.
(2) Loan balances include deferred loan origination costs and principal balances on nonaccrual loans.
(3) Tax exempt income on securities and loans is reported on a fully taxable equivalent basis using a 24.95% rate.

Net Interest Differential

The following table illustrates the approximate effect of volume and rate changes on net interest differentials between 2024 and 2023.

(in thousands)	Total Change 2024/2023	Change Due to Volume	Change Due to Rate
Interest income:			
Loans	$ 43,772	$ 22,314	$ 21,458
Loans held for sale	(7)	(8)	1
U.S. Treasury and agencies	(843)	(1,563)	720
Tax exempt state and political subdivisions	(167)	(82)	(85)
Other securities	(1,467)	(672)	(795)
Federal Reserve Bank and Federal Home Loan Bank stock	24	(50)	74
Federal funds sold	(8)	(6)	(2)
Interest bearing deposits	3,428	3,333	95
Other investments	6	0	6
Investment in unconsolidated subsidiaries	3	0	3
Total interest income	44,741	23,266	21,475
Interest expense:			
Savings and demand deposits	10,476	4,430	6,046
Time deposits	20,873	5,740	15,133
Repurchase agreements and federal funds purchased	1,399	415	984
Advances from Federal Home Loan Bank	(988)	(1,295)	307
Long-term debt	108	(15)	123
Finance lease liability	40	(1)	41
Total interest expense	31,908	9,274	22,634
Net interest income	$ 12,833	$ 13,992	$ (1,159)

For purposes of the above table, changes which are due to both rate and volume are allocated based on a percentage basis, using the absolute values of rate and volume variance as a basis for percentages. Income is stated at a fully taxable equivalent basis, using a 24.95% tax rate.

Net interest income for the year ended December 31, 2024 of $186.0 million increased $12.9 million, or 7.4%, from prior year with an increase in average earning assets for the year 2024 of $325.8 million, or 6.2%. Our yield on average earning assets for the year 2024 increased 50 basis points from prior year, and our cost of interest bearing funds increased 58 basis points during the same time period. Our net interest margin, on a fully tax equivalent basis, for the year 2024 increased 4 basis points from the year ended December 31, 2023. Average loans to deposits, including repurchase agreements, for the year ended December 31, 2024 were 84.3% compared to 81.5% for the year ended December 31, 2023.

Provision for Credit Losses

Provision for credit losses for the year 2024 was $11.0 million compared to $6.8 million during the year 2023. See below for discussion of our allowance for credit losses.

Noninterest Income

(dollars in thousands)

Year Ended December 31	2024	2023	Percent Change
Deposit service charges	$ 29,824	$ 29,935	(0.4)%
Trust revenue	14,921	13,025	14.6
Gains on sales of loans	294	395	(25.6)
Loan related fees	4,957	3,792	30.7
Bank owned life insurance revenue	5,236	3,517	48.9
Brokerage revenue	2,272	1,473	54.3
Other	5,061	5,522	(8.3)
Total noninterest income	$ 62,565	$ 57,659	8.5%

Noninterest income for the year 2024 was $62.6 million compared to $57.7 million for the year 2023. Noninterest income was impacted year over year by a $1.2 million increase in loan related fees, a $1.9 million increase in trust revenue, and a $1.7 million increase in bank owned life insurance revenue.

Noninterest Expense

(dollars in thousands)

Year Ended December 31		2024		2023	Percent Change
Salaries	$	52,757	$	51,283	2.9%
Employee benefits		26,670		22,428	18.9
Net occupancy and equipment		12,204		11,843	3.1
Data processing		11,172		9,726	14.9
Legal and professional fees		3,873		3,350	15.6
Advertising and marketing		3,130		3,214	(2.6)
Taxes other than property and payroll		1,754		1,706	2.8
Other		19,363		21,840	(11.3)
Total noninterest expense	$	130,923	$	125,390	4.4%

Noninterest expense for the year 2024 was $130.9 million compared to $125.4 million for the year 2023. Noninterest expense was primarily impacted year over year by a $5.7 million increase in personnel expense and a $1.4 million increase in data processing expense, partially offset by the positive impact to other direct expenses of the accounting method change related to investments in tax credit structures (ASU No. 2023-02). The increase in personnel expense included a $1.4 million increase in salaries, a $2.2 million increase in bonuses, and a $2.4 million increase in the cost of group medical and life insurance.

* Please refer to our annual report on Form 10-K for the year ended December 31, 2023 for detailed income discussion related to the year 2022.

Balance Sheet Review

CTBI's total assets at $6.2 billion increased $423.5 million, or 7.3%, from December 31, 2023. Loans outstanding at December 31, 2024 were $4.5 billion, increasing $435.7 million, or 10.8%, year over year. The increase in loans from prior year included a $288.9 million increase in the commercial loan portfolio, a $126.3 million increase in the residential loan portfolio, and a $26.8 million increase in the indirect loan portfolio, partially offset by a $6.3 million decrease in the consumer direct loan portfolio. CTBI's investment portfolio decreased $107.4 million, or 9.2%, from December 31, 2023. Deposits in other banks increased $83.9 million from December 31, 2023. Deposits, including repurchase agreements, at $5.3 billion increased $360.5 million, or 7.3%, from December 31, 2023.

Shareholders' equity at December 31, 2024 of $757.6 million was a $55.4 million, or 7.9%, increase from the $702.2 million at December 31, 2023. Net unrealized losses on securities, net of tax, were $98.4 million at December 31, 2024, compared to $103.3 million at December 31, 2023. Management has the ability and intent to hold these securities to recovery or maturity. CTBI's annualized dividend yield to shareholders as of December 31, 2024 was 3.55%.

Loans

(dollars in thousands)

				December 31, 2024				
Loan Category		Balance	Variance from Prior Year	Net (Charge-Offs)/ Recoveries		Nonperforming		ACL
Commercial:								
Hotel/motel	$	458,832	15.9%	$	0	$	0	$	5,208
Commercial real estate residential		508,310	21.6		37		1,617		5,467
Commercial real estate nonresidential		865,031	11.1		77		13,154		10,307
Dealer floorplans		84,956	20.8		0		0		682
Commercial other		355,550	10.7		(976)		1,416		3,832
Total commercial		2,272,679	14.6		(862)		16,187		25,496
Residential:								
Real estate mortgage		1,043,401	11.3		(98)		8,820		12,504
Home equity		167,425	13.9		(62)		648		1,499
Total residential		1,210,826	11.6		(160)		9,468		14,003
Consumer:								
Consumer direct		152,843	(3.9)		(971)		269		2,221
Consumer indirect		850,289	3.3		(3,533)		762		13,248
Total consumer		1,003,132	2.1		(4,504)		1,031		15,469
Total loans	$	4,486,637	10.8%	$	(5,526)	$	26,686	$	54,968

Total Deposits and Repurchase Agreements

(dollars in thousands)	2024	2023	Percent Change
Noninterest bearing deposits	$ 1,242,676	$ 1,260,690	(1.4)%
Interest bearing deposits			
Interest checking	167,736	123,927	35.4
Money market savings	1,781,415	1,525,537	16.8
Savings accounts	511,378	535,063	(4.4)
Time deposits	1,366,984	1,279,405	6.8
Repurchase agreements	240,166	225,245	6.6
Total interest bearing deposits and repurchase agreements	4,067,679	3,689,177	10.3
Total deposits and repurchase agreements	$ 5,310,355	$ 4,949,867	7.3%

Average Deposits and Other Borrowed Funds

(in thousands)	2024	2023
Deposits:		
Noninterest bearing deposits	$ 1,238,101	$ 1,343,917
Interest bearing deposits	148,025	128,061
Money market accounts	1,636,891	1,407,611
Savings accounts	524,514	600,981
Certificates of deposit of $100,000 or more	707,862	572,959
Certificates of deposit < $100,000 and other time deposits	552,868	498,625
Total deposits	4,808,261	4,552,154
Other borrowed funds:		
Repurchase agreements and federal funds purchased	229,408	219,591
Advances from Federal Home Loan Bank	597	18,494
Long-term debt	64,129	64,351
Finance lease liability	3,439	3,469
Total other borrowed funds	297,573	305,905
Total deposits and other borrowed funds	$ 5,105,834	$ 4,858,059

The maximum balance for federal funds purchased and repurchase agreements at any month-end during 2024 occurred at December 31, 2024, with a month-end balance of $240.7 million. The maximum balance for federal funds purchased and repurchase agreements at any month-end during 2023 occurred at October 31, 2023, with a month-end balance of $235.0 million.

Asset Quality

CTBI's total nonperforming loans were $26.7 million, or 0.59% of total loans, at December 31, 2024 compared to $14.0 million, or 0.34% of total loans, at December 31, 2023. Accruing loans 90+ days past due increased $0.4 million from December 31, 2023, while nonaccrual loans increased $12.3 million from December 31, 2023. Accruing loans 30-89 days past due at $16.8 million increased $1.5 million from December 31, 2023. Our loan portfolio management processes focus on the immediate identification, management, and resolution of problem loans to maximize recovery and minimize loss. Our loan portfolio risk management processes include weekly delinquent loan review meetings at the market levels and monthly delinquent loan review meetings involving senior corporate management to review all nonaccrual loans and loans 30 days or more past due. Any activity regarding a criticized/classified loan (i.e. problem loan) must be approved by CTB's Watch List Asset Committee (i.e. Problem Loan Committee). CTB's Watch List Asset Committee also meets on a quarterly basis and reviews every criticized/classified loan of $100,000 or greater. CTB's Loan Portfolio Risk Management Committee also meets quarterly focusing on the overall asset quality and risk metrics of the loan portfolio. We also have a Loan Review Department that reviews every market within CTB annually and performs extensive testing of the loan portfolio to assure the accuracy of loan grades and classifications for delinquency, loan modifications for borrowers experiencing financial difficulty, nonaccrual status, and adequate loan loss reserves. The Loan Review Department has annually reviewed on average 97% of the outstanding commercial loan portfolio for the past three years. The average annual review percentage of the consumer and residential loan portfolio for the past three years was 81% based on the loan production during the number of months included in the review scope. The review scope is generally four to six months of production. CTBI generally does not offer high risk loans such as option ARM products, high loan to value ratio mortgages, interest-only loans, loans with initial teaser rates, or loans with negative amortizations, and therefore, CTBI would have no significant exposure to these products.

For further information regarding nonperforming loans, see note 4 to the consolidated financial statements contained herein.

Net loan charge-offs were $5.5 million, 0.13% of average loans, for the year ended December 31, 2024, compared to $3.2 million, 0.08% of average loans, for the year ended December 31, 2023.

Allowance for Credit Losses

Our reserve coverage (allowance for credit losses to nonperforming loans) at December 31, 2024 was 206.0% compared to 354.7% at December 31, 2023. Nonaccrual loans to total loans at December 31, 2024 was 0.36% compared to 0.10% at December 31, 2023. Our allowance for credit losses to nonaccrual loans at December 31, 2024 was 335.8% compared to 1,223.9% at December 31, 2023. Our credit loss reserve as a percentage of total loans outstanding at December 31, 2024 was 1.23%, an increase from the 1.22% at December 31, 2023.

Liquidity and Market Risk

The objective of CTBI's Asset/Liability management function is to maintain consistent growth in net interest income within our policy limits. This objective is accomplished through management of our consolidated balance sheet composition, liquidity, and interest rate risk exposures arising from changing economic conditions, interest rates, and customer preferences. The goal of liquidity management is to provide adequate funds to meet changes in loan and lease demand or deposit withdrawals. This is accomplished by maintaining liquid assets in the form of cash and cash equivalents and investment securities, sufficient unused borrowing capacity, and growth in core deposits. As of December 31, 2024, we had approximately $369.5 million in cash and cash equivalents and approximately $170.6 million in unpledged securities valued at estimated fair value designated as available-for-sale and available to meet liquidity needs on a continuing basis compared to $271.4 million and $157.5 million at December 31, 2023. Additional asset-driven liquidity is provided by the remainder of the securities portfolio and the repayment of loans. In addition to core deposit funding, we also have a variety of other short-term and long-term funding sources available. We also rely on Federal Home Loan Bank advances for both liquidity and management of our asset/liability position. Federal Home Loan Bank advances were $0.3 million at December 31, 2024 and December 31, 2023. As of December 31, 2024, we had a $485.0 million available borrowing position with the Federal Home Loan Bank, compared to $476.2 million at December 31, 2023. We generally rely upon net inflows of cash from financing activities, supplemented by net inflows of cash from operating activities, to provide cash for our investing activities. As is typical of many financial institutions, significant financing activities include deposit gathering, use of short-term borrowing facilities such as repurchase agreements and federal funds purchased, and issuance of long-term debt. At December 31, 2024 and December 31, 2023, we had $50 million in lines of credit with various correspondent banks available to meet any future cash needs. Our primary investing activities include purchases of securities and loan originations. We do not rely on any one source of liquidity and manage availability in response to changing consolidated balance sheet needs. Included in our cash and cash equivalents at December 31, 2024 were deposits with the Federal Reserve of $289.4 million, compared to $207.6 million at December 31, 2023. Additionally, we project cash flows from our investment portfolio to generate additional liquidity over the next 90 days.

The investment portfolio consists of investment grade short-term issues suitable for bank investments. The majority of the investment portfolio is in U.S. government and government sponsored agency issuances. At December 31, 2024, available-for-sale ("AFS") securities comprised all of the total investment portfolio, and the AFS portfolio was approximately 139% of equity capital. Eighty-five percent of the pledge-eligible portfolio was pledged.

Contractual Commitments

Our significant contractual obligations and commitments as of December 31, 2024 include debt, lease, and purchase obligations. As disclosed in the notes to the consolidated financial statements, we have certain obligations and commitments to make future payments under contracts.

As of December 31, 2024, our outstanding balance on long-term debt was $64.0 million, which includes junior subordinated debentures of $57.8 million and loan related borrowings of $6.2 million. The interest payments on long-term debt due in one year or less is $3.7 million, and interest payments on long-term debt due in more than one year is $33.2 million. The interest on $57.8 million in junior subordinated debentures is calculated based on the three-month CME Term SOFR plus a tenor spread adjustment of 0.26161% plus 1.59% until its maturity of June 1, 2037. The three-month CME Term SOFR rate is projected using the most likely rate forecast from assumptions incorporated in the interest rate risk model and is determined two business days prior to the interest payment date. The interest on the $6.2 million in loan related borrowings is based on a fixed rate of 3.25%. Repayment of the liability will be provided by the loan payments made by the loan customer. This principal amount is also guaranteed by the United States Department of Agriculture (the "USDA"). Interest on long-term debt assumes the liability will not be prepaid and interest is calculated to maturity. These assumptions are uncertain, and as a result, the actual payments will differ from the projection due to changes in economic conditions. Refer to note 10 to the consolidated financial statements contained herein for additional information regarding long-term debt.

On March 5, 2021, the London Interbank Offered Rate's ("LIBOR") administrator, ICE Benchmarks Administration, announced that LIBOR would no longer be provided (i) for the one-week and two-month U.S. dollar settings after December 31, 2021 and (ii) for the remaining U.S. dollar settings after June 30, 2023. The U.S. federal banking agencies issued supervisory guidance encouraging banks to stop entering into new contracts that use LIBOR as a reference rate after December 31, 2021. In addition, on March 15, 2022, the Adjustable Interest Rate (LIBOR) Act (the "LIBOR Act") was signed into law. The LIBOR Act establishes a uniform national approach for replacing LIBOR in legacy contracts that do not provide for the use of a clearly defined replacement benchmark rate. As directed by the LIBOR Act, on December 16, 2022, the Federal Reserve Board issued a final rule setting forth regulations to implement the LIBOR Act, including establishing benchmark replacements based on the Secured Overnight Funding Rate for contracts governed by U.S. law that reference certain tenors of U.S. dollar LIBOR (the overnight and one-, three-, six-, and twelve-month tenors) and that do not have terms that provide for the use of a clearly defined and predictable replacement benchmark rate ("fallback provisions") following the first London banking day after June 30, 2023. We have analyzed our financial exposure related to the discontinuation of LIBOR and consider our exposure to be insignificant.

As of December 31, 2024, our remaining contractual commitment for operating and finance leases due in one year or less was $1.9 million and operating leases due in more than one year was $19.7 million. Refer to note 15 to the consolidated financial statements contained herein for additional information regarding leases.

Commitments to extend credit and standby letters of credit do not necessarily represent future cash requirements in that these commitments often expire without being drawn upon. As of December 31, 2024, the commitments due in one year or less for other commitments was $671.8 million and commitments due in more than one year was $269.4 million. Refer to note 17 to the consolidated financial statements contained herein for additional information regarding other commitments.

Our purchase obligations consist of agreements to purchase goods and services entered into in the ordinary course of business. As of December 31, 2024, the value of our non-cancellable unconditional purchase obligations was $9.3 million.

These contractual obligations impact our liquidity and capital resource needs. We believe our liquidity sources as mentioned in the liquidity discussion are adequate to meet our future cash requirements.

Investment Maturities

					Estimated Maturity at December 31, 2024							**Amortized Cost**
	Within 1 Year		**1-5 Years**		**5-10 Years**		**After 10 Years**		**Total Fair Value**			
(in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	
U.S. Treasury, government agencies, and government sponsored agency mortgage-backed securities	$ 111,661	1.47%	$ 239,130	1.36%	$ 49,959	2.98%	$ 350,454	2.41%	$ 751,204	1.97%	$ 831,027	
State and political subdivisions	730	3.57	41,264	2.42	107,793	2.25	103,770	2.62	253,557	2.43	304,588	
Asset-backed securities	0	0.00	1,985	5.40	26,433	6.01	22,549	5.66	50,967	5.83	51,034	
Total	$ 112,391	1.48%	$ 282,379	1.54%	$ 184,185	2.99%	$ 476,773	2.61%	$ 1,055,728	2.27%	$ 1,186,649	

The calculations of the weighted average yields for each maturity category are based upon yield weighted by the respective costs of the securities. The weighted average rates on state and political subdivisions are computed on a taxable equivalent basis using a 24.95% tax rate.

Loan Maturities

The following table shows the amounts of loans (excluding residential mortgages of 1-4 family residences, consumer loans, and lease financing) which, based on the remaining scheduled repayments of principal are due in the periods indicated. Also, the amounts are classified according to sensitivity to changes in interest rates (fixed, variable).

CTB has changed the origination process on commercial and residential construction loans to be almost exclusively construction to permanent financing with only one note. This change is resulting in a greater number of loans showing in the after five year maturity for construction loans, even though those loans will be converted from construction loans to permanent financing by a change in the internal coding on the loans while the maturity date remains the same.

		Maturity at December 31, 2024						
(in thousands)		Within one year		After one but within five years		After five years		Total
Commercial secured by real estate and commercial other	$	251,366	$	212,905	$	1,627,112	$	2,091,383
Commercial and real estate construction		101,113		16,686		171,633		289,432
	$	352,479	$	229,591	$	1,798,745	$	2,380,815
Rate sensitivity:								
Predetermined rate	$	56,130	$	116,139	$	65,687	$	237,956
Adjustable rate		296,349		113,452		1,733,058		2,142,859
	$	352,479	$	229,591	$	1,798,745	$	2,380,815

Deposit Maturities

Maturities and/or repricing of time deposits of $100,000 or more outstanding at December 31, 2024 are summarized as follows:

(in thousands)		Certificates of Deposit		Other Time Deposits		Total
Three months or less	$	243,698	$	15,469	$	259,167
Over three through six months		154,092		19,872		173,964
Over six through twelve months		356,948		21,075		378,023
Over twelve through sixty months		40,881		10,636		51,517
Over sixty		0		0		0
	$	795,619	$	67,052	$	862,671

Interest Rate Risk

We consider interest rate risk one of our most significant market risks. Interest rate risk is the exposure to adverse changes in net interest income due to changes in interest rates. Consistency of our net interest revenue is largely dependent upon the effective management of interest rate risk. We employ a variety of measurement techniques to identify and manage our interest rate risk, including the use of an earnings simulation model to analyze net interest income sensitivity to changing interest rates. The model is based on actual cash flows and repricing characteristics for on and off-balance sheet instruments and incorporates market-based assumptions regarding the effect of changing interest rates on the prepayment rates of certain assets and liabilities. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates are also incorporated into the model. These assumptions are inherently uncertain, and as a result, the model cannot precisely measure net interest income or precisely predict the impact of fluctuations in interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

CTBI's Asset/Liability Management Committee (ALCO), which includes executive and senior management representatives and reports to the Board of Directors, monitors and manages interest rate risk within Board-approved policy limits. Our current exposure to interest rate risks is determined by measuring the anticipated change in net interest income spread evenly over the twelve-month period.

The following table shows our estimated earnings sensitivity profile as of December 31, 2024:

Change in Interest Rates (basis points)	Percentage Change in Net Interest Income (12 Months)
+400	3.83%
+300	2.88%
+200	1.93%
+100	0.98%
-100	(1.34)%
-200	(2.76)%
-300	(4.07)%
-400	(5.32)%

The following table shows our estimated earnings sensitivity profile as of December 31, 2023:

Change in Interest Rates (basis points)	Percentage Change in Net Interest Income (12 Months)
+400	11.50%
+300	8.89%
+200	6.29%
+100	3.65%
-100	(0.67)%
-200	(2.41)%
-300	(4.06)%
-400	(5.68)%

The simulation model used the yield curve spread evenly over a twelve-month period. The measurement at December 31, 2024 estimates that our net interest income in an up-rate environment would increase by 3.83% at a 400 basis point change, increase by 2.88% at a 300 basis point change, increase by 1.93% at a 200 basis point change, and increase by 0.98% at a 100 basis point change. In a down-rate environment, net interest income would decrease 1.34% at a 100 basis point change, decrease by 2.76% at a 200 basis point change, decrease by 4.07% at a 300 basis point change, and decrease by 5.32% at a 400 basis point change over one year. We actively manage our balance sheet and limit our exposure to long-term fixed rate financial instruments, including loans. In order to reduce the exposure to interest rate fluctuations and to manage liquidity, we have developed sale procedures for several types of interest-sensitive assets. Primarily all long-term, fixed rate single family residential mortgage loans underwritten according to Federal Home Loan Mortgage Corporation guidelines are sold for cash upon origination or originated under terms where they could be sold. Periodically, additional assets such as commercial loans are also sold. In 2024 and 2023, proceeds of $11.6 million and $15.2 million, respectively, were realized on the sale of fixed rate residential mortgages. We focus our efforts on consistent net interest revenue and net interest margin growth through each of the retail and wholesale business lines. We do not currently engage in trading activities.

The preceding analysis was prepared using a rate ramp analysis which attempts to spread changes evenly over a specified time period as opposed to a rate shock which measures the impact of an immediate change. Had these measurements been prepared using the rate shock method, the results would vary.

Capital Resources

We continue to grow our shareholders' equity while also providing an annual dividend yield for the year 2024 of 3.55% to shareholders. Shareholders' equity increased 7.9% from December 31, 2023 to $757.6 million at December 31, 2024. Our primary source of capital growth is the retention of earnings. Cash dividends were $1.86 per share for 2024 compared to $1.80 per share for 2023. We retained 59.7% of our earnings in 2023 compared to 58.7% in 2023.

Insured depository institutions are required to meet certain capital level requirements. On October 29, 2019, federal banking regulators adopted a final rule to simplify the regulatory capital requirements for eligible community banks and holding companies that opt-in to the community bank leverage ratio framework (the "CBLR framework"), as required by Section 201 of the Economic Growth, Relief and Consumer Protection Act of 2018. Under the final rule, which became effective as of January 1, 2020, community banks and holding companies (which includes CTB and CTBI) that satisfy certain qualifying criteria, including having less than $10 billion in average total consolidated assets and a leverage ratio (referred to as the "community bank leverage ratio") of greater than 9%, were eligible to opt-in to the CBLR framework. The community bank leverage ratio is the ratio of a banking organization's Tier 1 capital to its average total consolidated assets, both as reported on the banking organization's applicable regulatory filings. Accordingly, a qualifying community banking organization that has a community bank leverage ratio greater than 9% will be considered to have met: (i) the risk-based and leverage capital requirements of the generally applicable capital rules; (ii) the capital ratio requirements in order to be considered well-capitalized under the prompt corrective action framework; and (iii) any other applicable capital or leverage requirements. Management elected to use the CBLR framework for CTBI and CTB. CTBI's CBLR ratio as of December 31, 2024 was 13.76%. CTB's CBLR ratio as of December 31, 2024 was 13.29%.

As of December 31, 2024, we are not aware of any current recommendations by banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse impact on our liquidity, capital resources, or operations.

Impact of Inflation, Changing Prices, and Economic Conditions

The majority of our assets and liabilities are monetary in nature. Therefore, CTBI differs greatly from most commercial and industrial companies that have significant investment in nonmonetary assets, such as fixed assets and inventories. However, inflation does have an important impact on the growth of assets in the banking industry and on the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation also affects other expenses, which tend to rise during periods of general inflation.

We believe one of the most significant impacts on financial and operating results is our ability to react to changes in interest rates. We seek to maintain an essentially balanced position between interest rate sensitive assets and liabilities in order to protect against the effects of wide interest rate fluctuations.

Stock Repurchase Program

CTBI's stock repurchase program began in December 1998 with the authorization to acquire up to 500,000 shares and was increased by an additional 1,000,000 shares in each of July 2000, May 2003, and March 2020. As of December 31, 2024, a total of 2,465,294 shares have been repurchased through this program, leaving 1,034,706 shares remaining under our current repurchase authorization. The following table shows Board authorizations and repurchases made through the stock repurchase program for the years 1998 through 2024:

| | | Repurchases* | | |
	Board Authorizations	Average Price ($)	# of Shares	Shares Available for Repurchase
1998	500,000	-	0	
1999	0	14.45	144,669	
2000	1,000,000	10.25	763,470	
2001	0	13.35	489,440	
2002	0	17.71	396,316	
2003	1,000,000	19.62	259,235	
2004	0	23.14	60,500	
2005	0	-	0	
2006	0	-	0	
2007	0	28.56	216,150	
2008	0	25.53	102,850	
2009-2019	0	-	0	
2020	1,000,000	33.64	32,664	
2021	0	-	0	
2022	0	-	0	
2023	0	-	0	
2024	0	-	0	
Total	3,500,000	16.17	2,465,294	1,034,706

*Repurchased shares and average prices have been restated to reflect stock dividends that have occurred; however, board authorized shares have not been adjusted.

In August 2022, the Inflation Reduction Act of 2022 (the "IRA") was enacted. Among other things, the IRA imposes a new 1% excise tax on the fair market value of stock repurchased after December 31, 2022 by publicly traded U.S. corporations like CTBI. With certain exceptions, the value of stock repurchased is determined net of stock issued in the year, including shares issued pursuant to compensatory arrangements.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our consolidated financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to the consolidated financial statements.

We believe the application of accounting policies and the estimates required therein are reasonable. These accounting policies and estimates are constantly reevaluated, and adjustments are made when facts and circumstances dictate a change. Historically, we have found our application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

Our accounting policies are described in note 1 to the consolidated financial statements contained herein. We have identified the following critical accounting policies:

Allowance for Credit Losses – CTBI accounts for the ACL and the reserve for unfunded commitments in accordance with ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, and its related subsequent amendments, commonly known as CECL.

We disaggregate our portfolio loans into portfolio segments for purposes of determining the ACL. Our loan portfolio segments include commercial, residential mortgage, and consumer. We further disaggregate our portfolio segments into classes for purposes of monitoring and assessing credit quality based on certain risk characteristics. For an analysis of CTBI's ACL by portfolio segment and credit quality information by class, refer to note 4 to the consolidated financial statements contained herein.

CTBI maintains the ACL to absorb the amount of credit losses that are expected to be incurred over the remaining contractual terms of the related loans. Effective January 1, 2023, CTBI implemented ASU 2022-02, *Financial Instruments-Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures*, an amendment to ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The amendments in this ASU eliminate the accounting guidance for troubled debt restructurings by creditors in Subtopic 310-40, *Receivables—Troubled Debt Restructurings by Creditors*, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty along with requiring that disclosures be added by year of origination for gross charge-off information for financing receivables. Accrued interest receivable on loans is presented in the consolidated financial statements as a component of other assets. When accrued interest is deemed to be uncollectible (typically when a loan is placed on nonaccrual status), interest income is reversed. In the event that collection of principal becomes uncertain, CTBI has policies in place to reverse accrued interest in a timely manner. Therefore, CTBI elected ASU 2019-04 which allows that accrued interest would continue to be presented separately and not part of the amortized cost of the loan. For additional information on CTBI's accounting policies related to nonaccrual loans, refer to note 1 to the consolidated financial statements contained herein.

Credit losses are charged and recoveries are credited to the ACL. The ACL is maintained at a level CTBI considers to be adequate and is based on ongoing quarterly assessments and evaluations of the collectability of loans, including historical credit loss experience, current and forecasted market and economic conditions, and consideration of various qualitative factors that, in management's judgment, deserve consideration in estimating expected credit losses. Provisions for credit losses are recorded for the amounts necessary to adjust the ACL to CTBI's current estimate of expected credit losses on portfolio loans. CTBI's strategy for credit risk management includes a combination of conservative exposure limits significantly below legal lending limits and conservative underwriting, documentation, and collection standards. The strategy also emphasizes diversification on a geographic, industry, and customer level, regular credit examinations, and quarterly management reviews of large credit exposures and loans experiencing deterioration of credit quality.

CTBI's methodology for determining the ACL requires significant management judgment and includes an estimate of expected credit losses on a collective basis for groups of loans with similar risk characteristics and specific allowances for loans which are individually evaluated.

Larger commercial loans with balances exceeding $1 million that exhibit probable or observed credit weaknesses and (i) have a criticized risk rating, (ii) are on nonaccrual status, (iii) have a borrower experiencing financial difficulty with significant payment delay, or (iv) are 90 days or more past due, are individually evaluated for an ACL. CTBI considers the current value of collateral, credit quality of any guarantees, the guarantor's liquidity and willingness to cooperate, the loan structure and other factors when determining the amount of the ACL. Other factors may include the borrower's susceptibility to risks presented by the forecasted macroeconomic environment, the industry and geographic region of the borrower, size and financial condition of the borrower, cash flow and leverage of the borrower, and our evaluation of the borrower's management. Significant management judgment is required when evaluating which of these factors are most relevant in individual circumstances, and when estimating the amount of expected credit losses based on those factors. When loans are individually evaluated, allowances are determined based on management's estimate of the borrower's ability to repay the loan given the availability of collateral and other sources of cash flow, as well as an evaluation of legal options available to CTBI. Allowances for individually evaluated loans that are collateral-dependent are typically measured based on the fair value of the underlying collateral, less expected costs to sell where applicable. For collateral-dependent financial assets, the credit loss expected may be zero if the fair value less costs to sell exceeds the amortized cost of the loan. Loans shall not be included in both collective assessments and individual assessments. Individually evaluated loans that are not collateral-dependent are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. Specific allowances on individually evaluated commercial loans, including loans to borrowers experiencing financial difficulty, are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience. Regardless of an initial measurement method, once it is determined that foreclosure is probable, the ACL is measured based on the fair value of the collateral as of the measurement date. As a practical expedient, the fair value of the collateral may be used for a loan when determining the ACL for which the repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulty. The fair value shall be adjusted for selling costs when foreclosure is probable.

Expected credit losses are estimated on a collective basis for loans that are not individually evaluated. These include commercial loans that do not meet the criteria for individual evaluation as well as homogeneous loans in the residential mortgage and consumer portfolio segments. CTBI uses a third party ACL software to calculate reserve estimates. Discounted cash flow ("DCF") modeling was used for all loan segments. The primary reasons that contributed to this decision were: DCF models allow for the effective incorporation of a reasonable and supportable forecast in a directionally consistent and objective manner; the analysis aligns well with other calculations outside of the ACL estimation which will mitigate model risk in other areas; and peer data is available for certain inputs if first party data is not available or meaningful. Expected credit losses are estimated on a collective basis for loans that are not individually evaluated. These include commercial loans that do not meet the criteria for individual evaluation as well as homogeneous loans in the residential mortgage and consumer portfolio segments. See note 4 to the consolidated financial statements contained herein for information on CTBI's risk rating system.

CTBI's expected credit loss models consider historical credit loss experience, peer data, current market and economic conditions, and forecasted changes in market and economic conditions if such forecasts are considered reasonable and supportable. Generally, CTBI considers our forecasts to be reasonable and supportable for a period of up to one year from the estimation date. For periods beyond the reasonable and supportable forecast period, expected credit losses are estimated by reverting to historical loss information. CTBI evaluates the length of our reasonable and supportable forecast period, our reversion period, and reversion methodology at least annually, or more often if warranted by economic conditions or other circumstances.

Other qualitative factors are used by CTBI in determining the ACL. These considerations inherently require significant management judgment to determine the appropriate factors to be considered and the extent of their impact on the ACL estimate. Qualitative factors are used to capture characteristics in the portfolio that impact expected credit losses but that are not fully captured within CTBI's expected credit loss models. These include adjustments for changes in policies or procedures in underwriting, monitoring or collections, lending and risk management personnel, and results of internal audit and quality control reviews. These may also include adjustments, when deemed necessary, for specific idiosyncratic risks such as geopolitical events, natural disasters and their effects on regional borrowers, and changes in product structures. Qualitative factors may also be used to address the impacts of unforeseen events on key inputs and assumptions within CTBI's expected credit loss models, such as the reasonable and supportable forecast period, changes to historical loss information, or changes to the reversion period or methodology. When evaluating the adequacy of allowances, consideration is also given to regional geographic concentrations and the closely associated effect that changing economic conditions may have on CTBI's customers.

Overall, the collective evaluation process requires significant management judgment when determining the estimation methodology and inputs into the models, as well as in evaluating the reasonableness of the modeled results and the appropriateness of qualitative adjustments. CTBI's forecasts of market and economic conditions and the internal risk grades assigned to loans in the commercial portfolio segment are examples of inputs to the expected credit loss models that require significant management judgment. These inputs have the potential to drive significant variability in the resulting ACL.

The reserve for unfunded commitments is maintained at a level believed by management to be sufficient to absorb estimated expected credit losses related to unfunded credit facilities and is included in other liabilities in the consolidated balance sheets. The determination of the adequacy of the reserve is based upon expected credit losses over the remaining contractual life of the commitments, taking into consideration the current funded balance and estimated exposure over the reasonable and supportable forecast period. This process takes into consideration the same risk elements that are analyzed in the determination of the adequacy of CTBI's ACL, as previously discussed. Net adjustments to the reserve for unfunded commitments are included in other noninterest expense in the consolidated statements of income.

Goodwill – Business combinations entered into by CTBI typically include the recognition of goodwill. GAAP requires goodwill to be tested for impairment on an annual basis, which for CTBI is October 1, and more frequently if events or circumstances indicate that there may be impairment. Refer to note 1 to the consolidated financial statements contained herein for a discussion on the methodology used by CTBI to assess goodwill for impairment.

Impairment exists when a reporting unit's carrying amount of goodwill exceeds its implied fair value. In testing goodwill for impairment, GAAP permits companies to first assess qualitative factors to determine whether it is more likely than not that its fair value is less than its carrying amount. In this qualitative assessment, CTBI evaluates events and circumstances which may include, but are not limited to, the general economic environment, banking industry and market conditions, the overall financial performance of CTBI, and the performance of CTBI's common stock, to determine if it is not more likely than not that the fair value is less than its carrying amount. If the quantitative impairment test is required or the decision to bypass the qualitative assessment is elected, CTBI performs the goodwill impairment test by comparing its fair value with its carrying amount, including goodwill. If the carrying amount exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill recorded. A recognized impairment loss cannot be reversed in future periods even if the fair value of the reporting unit subsequently recovers.

The fair value of CTBI is the price that would be received to sell the company as a whole in an orderly transaction between market participants at the measurement date. The determination of the fair value is a subjective process that involves the use of estimates and judgments, particularly related to cash flows, the appropriate discount rates and an applicable control premium. CTBI employs an income-based approach, utilizing forecasted cash flows and the estimated cost of equity as the discount rate. Significant management judgment is necessary in the preparation of the forecasted cash flows surrounding expectations for earnings projections, growth and credit loss expectations, and actual results may differ from forecasted results.

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